25


05009582

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saft Groupe SA

*CURRENT ADDRESS Rue Georges Leclanché - BP1039
86060 Poitiers Cedex 9
France

**FORMER NAME


PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34897   FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/11/05

82-34897

STRICTLY CONFIDENTIAL

ARJS 12-31-04

Saft Groupe

A *société anonyme* with a management board and supervisory board
12, rue Sadi Carnot, 93170 Bagnolet
Companies and Trade Register of Bobigny no. 481 480 465

INFORMATION DOCUMENT

May 20, 2005

This information document, which has been issued by Saft Groupe S.A. (the "Company"), comprises information for selected Prospective Syndicate Members and Non-syndicate Member Analysts concerning the Company in connection with the proposed admission for trading and listing of the Company's shares on the Eurolist market of Euronext Paris and the proposed offering of its ordinary shares.

This information document is being furnished to you solely for your information on a confidential basis and may not be reproduced, redistributed or passed on, in whole or in part, to any other person or published, in whole or in part, for any purpose.

This information document does not constitute, or form part of, an offer to sell or issue, or the solicitation of an offer to buy or acquire, any shares of the Company or other securities in any jurisdiction. These materials are not an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from registration. No public offering of the securities referred to herein will be made in the United States.

Neither this information document nor any copy of it may be taken or transmitted into the United States, Canada or Japan or distributed or redistributed, directly or indirectly, in the United States, Canada or Japan or to any resident thereof.

This information document is a free translation of the French language *document de base*, which was registered by the French *Autorité des marchés financiers* (the "AMF") on May 20, 2005 under no. I. 05-065. This information document is provided solely for the convenience of English speaking readers. All possible care has been taken to ensure that this translation is an accurate presentation of the original French language document. However, in the event of any inconsistency between the original French language document and this translation thereof, the original French language document shall take precedence.

The French language *document de base* is available without cost on the websites of the AMF (*www.amf-france.org*) and the Company (*www.saftbatteries.com*) and contains a warning (*avertissement*) on its front cover page, as specifically required by the AMF, relating to a qualified opinion expressed by the Company's statutory auditor (*commissaire aux comptes*) concerning certain inventories of the Company, and drawing readers' attention to the fact that pro forma financial information are presented in section 5.4 of the *document de base* in order to describe the financial situation following the reorganisation and the refinancing transactions to occur simultaneously with the initial public offering.

TABLE OF CONTENTS

STRICTLY CONFIDENTIAL

NOTE

This note and the general presentation of the Group that follows are an integral part of this information document.

As of the date of this information document, Saft Groupe S.A. (the "Company" and, following the Reorganisation described herein, together with its consolidated subsidiaries, the "Group" or "Saft") is a company formed in March 2005, with 82% of its share capital indirectly held by investment funds (the "Doughty Hanson Funds") managed by Doughty Hanson & Co. Limited ("Doughty Hanson") through Saft Luxembourg Sarl, a company organized under Luxembourg law, formed as part of the January 2004 acquisition of the Saft group's operational entities from Alcatel. As of January 1, 2004 the Saft group is no longer included in the scope of consolidation of the Alcatel group.

Saft Luxembourg Sarl indirectly owns 100% of the share capital of Saft Finance Sarl, a company organized under Luxembourg law, which in turn directly or indirectly owns all of the operating companies in the Saft group and owns a 50% stake in the company ASB.

The shares of Saft Finance Sarl were the subject of certain reclassification transactions in February 2005 at the level of two Luxembourg subsidiaries of Saft Luxembourg Sarl (Saft Alpha Sarl and Saft Beta Sarl), the ultimate holding company of the Group. These reclassification transactions consisted of the sale followed by the contribution of shares of Saft Finance Sarl by Saft Luxembourg Sarl to Saft Alpha Sarl, and finally the contribution of the shares of Saft Finance Sarl by Saft Alpha Sarl to Saft Beta Sarl. These transactions had no impact on the ultimate indirect shareholding of the Company.

It is anticipated that all shares of Saft Finance Sarl will be contributed to the Company (the "Reorganisation") so that all of the Saft group's operating companies will be indirectly held by the Company before its shares are admitted to trading on the Eurolist market of Euronext Paris.

The general shareholders' meeting held on May 12, 2005 approved, in connection with the Reorganisation, a capital increase through the contribution in kind of all the shares of Saft Finance Sarl. The completion of the Reorganisation and the capital increase will occur following a second ordinary and extraordinary general shareholders' meeting expected to be held on the day on which the price of the shares in the Offering (as defined below) is determined.

This information document describes the Company and the Group following the completion of the Reorganisation.

A description of the Reorganisation can be found in section 3.2.3 of this information document. A detailed organizational chart of the Group following the Reorganisation is presented in section 3.3.6 hereof, and a description of the shareholding of the Company following the Reorganisation is presented in section 3.3.1 hereof.

Concurrently with the admission of the Company's shares for trading on the Eurolist market of Euronext Paris, there will be a retail offering to individuals in France, as well as a global private placement to institutional and individual investors in France and to institutional investors outside of France, and an offering to certain Group employees (together, the "Offering"), the terms of which will be described in a transaction note (*note d'opération*) to be submitted for approval by the *Autorité des marchés financiers* (AMF).

* * *

To the knowledge of Saft, there does not exist, given the specialized nature of most markets in which the Group operates, a relevant and reliable third-party source of information relating to these markets. Therefore, most estimates provided by the Group regarding these markets, as well as estimated market shares of the Group or its competitors, are based on the Group's knowledge of these markets, developed primarily from analysis of public information, exchanges with competitors in the markets in which the Group operates, and information gathered in the course of competitive biddings in which the Group participates. This information, while derived by the Company from figures to which it had access, has not been confirmed by an independent organisation, nor does the Company guarantee that third parties would arrive at the same results were they to employ different methods for gathering, analyzing, and calculating such data. Breakdowns of market shares were established on the basis of the Group's combined revenues and these data.

Finally, as a general matter, market share data may fluctuate due to the nature of such data and cannot be verified with absolute certainty.

* * *

Unless otherwise indicated, in this information document the term "battery" designates a group of electrochemical generators that may be either non-rechargeable batteries or rechargeable batteries. The term "primary battery" refers to non-rechargeable batteries (e.g., lithium batteries, also known as "primary lithium", or thermal batteries); Ni-Cd, Ni-MH, and Li-ion (or secondary lithium) batteries are rechargeable. A description of the technologies used by Saft is provided in section 4.4 of this information document.

* * *

Unless otherwise indicated, the term "combined revenues" used in the general presentation of the Group following this note and in Chapters 4 and 5 of this information document indicates the combined revenues of the Group's operating subsidiaries.

In this information document, the term "EBITDA" refers to net combined income from the Group's operating subsidiaries before depreciation, amortization, restructuring costs and other income/expense.

GENERAL PRESENTATION OF THE GROUP

Overview of the Group

Saft is a leading designer, developer and manufacturer of advanced technology batteries for industrial applications. Saft specializes in manufacturing nickel-cadmium (Ni-Cd) batteries, primary lithium (non-rechargeable) batteries, and secondary lithium (rechargeable) batteries for specific high-performance applications. With combined revenues of €586.9 million in 2004, Saft operates through three divisions:

- The **Specialty Battery Group (SBG)**, which manufactures batteries mainly used in automated utility meter readers (water, gas, electricity), automated tolling systems, computer memory back-up systems, satellites, radios and portable equipment for the armed forces, missiles, and torpedoes. SBG sales in 2004 represented 47.8% of the Group's combined revenues.

- The **Industrial Battery Group (IBG)**, which manufactures batteries used for emergency standby power for industrial applications, telecommunication networks, aviation and railroad industries, and for powering electric or hybrid vehicles. IBG sales in 2004 represented 35.3% of the Group's combined revenues.

- The **Rechargeable Battery Systems (RBS) Division**, which manufactures a specific range of rechargeable batteries used in emergency lighting, professional electronic devices, and a limited number of consumer applications. RBS sales in 2004 represented 16.9% of the Group's combined revenues.

In targeted segments of the worldwide battery market, Saft holds significant market shares, and its advanced technologies enjoy a significant advantage over alternative technologies. Saft is:

- the world's leading manufacturer of industrial Ni-Cd batteries used in air and rail transportation, standby applications, and emergency lighting;

- the world's leading manufacturer of lithium batteries for civil and defence applications; and

- the world's second leading manufacturer, and the leader in Europe, of specialized advanced technology batteries for the defence and space industries.

In 2004, more than 70% of the Group's combined revenues were generated in markets in which the Group holds a leading position.

Saft's customers include original equipment manufacturers (OEMs), distributors, and final end users. Saft manufactures batteries to meet the requirements of specific applications, developing batteries in close cooperation with the industrial clients which use Saft batteries in their equipment.

Industry trends and growth factors

The Group believes that the following factors will continue to drive growth in the strategic markets in which it operates:

- ***Growth in most of the Group's key markets.*** The Group expects steady growth in infrastructure development, which should lead to improved combined revenues for the SBG and IBG divisions, as well as an increase in rail and air transportation, which should lead to improved combined revenues for the IBG division.

- ***Recovery in certain sectors***. The recent upturn in the global economy, following a period of significant slowdown, has led to an increase in demand for batteries used in cyclical industries such as the oil and gas, telecommunications, and space industries. Saft expects that this recovery in the global economy will continue to drive demand for batteries in these markets in the medium term, which should lead to increased combined revenues in the SBG and IBG divisions.

- *Increased demand for new applications requiring stand-alone power.* The Group believes that the worldwide development of portable and mobile applications will be a growth factor for Saft, especially in the defence sector, which should lead to increased combined revenues in the SBG and RBS divisions.
- *Development of environmentally friendly transport systems.* New environmental regulations are driving the development of transport systems that use less energy and produce less pollution, such as electric or hybrid electric vehicles and certain mass transit systems. The Group is one of the industry leaders in developing batteries for these new applications and believes that it is well positioned to satisfy such demand. If this trend continues, it should result in increased combined revenues for the IBG and RBS divisions.
- *Increased infrastructure investment in developing countries.* The growth in infrastructure investment in developing countries is accelerating and being extended to high technology applications. Saft believes that this growth will lead to increased demand for advanced technology batteries in these countries, and a corresponding increase in combined revenues in the SBG and IBG divisions.

Competitive advantages

Saft holds a leading position in a number of specialized markets as a result of the following competitive advantages:

- *Strong position in growing markets for specialized applications of advanced technology batteries.* Saft holds significant market shares worldwide in segments of the battery market where its advanced battery technologies provide a significant advantage over alternative technologies. Saft has discontinued almost all of its consumer-oriented products to focus on these more profitable specialized battery markets.
- *Solid customer relationships.* More than half of the Group's combined revenues come from products designed and developed to meet specific customer requirements. The special relationships which Saft has established with its main customers have enabled it to work with customers to develop new applications and thus obtain new supply contracts.
- *Established reputation for high quality products.* Saft supplies batteries for applications for which the cost of failure can be high to end users, particularly in the aviation, defence, and space industries. With nearly one hundred years' experience in the battery market, Saft's reputation for making reliable, safe, and high performance products represents a significant competitive advantage in these markets and enhances its ability to implement a premium pricing policy for its products.
- *Diverse technologies and markets for products.* Saft designs, manufactures and markets batteries that use a wide range of advanced technologies for various industrial customers in the aviation, road and rail infrastructure, public transportation, oil and gas, telecommunications, water, gas and electric utilities, defence and space industries. The Group's customers are both in the civil and defence sectors. In 2004, 71% of Saft's combined revenues were in the civil sector, and 29% were in defence. This diversified customer base reduces the Group's exposure to fluctuations in individual markets.
- *Focus on research and development.* Saft devotes significant resources to its research and development activities. Saft employs approximately 300 engineers and technicians working in applied research, development of new battery technologies, optimization of existing products and adaptation of various batteries to customer specifications. In 2004, the Group's research and development expenditures represented 3.7% of its combined revenues.
- *Global capabilities.* Saft is present in 17 countries. Its 16 manufacturing facilities at sites in nine countries, and its broad sales network, enable Saft to service customers all over the world. The Group's ability to service its customers in strategic markets on a local basis is a key competitive advantage, particularly in the defence market.
- *Experienced management team.* Saft's management team has extensive experience in the battery industry and a thorough understanding of the technical requirements of its customers. Since the sale of the Group by Alcatel, Saft's management team has successfully navigated the transition to being an independent company.

Strategy

Saft's objectives are to capitalize on its competitive strengths in order to expand its market share in the key markets in which it operates, increase its combined revenues and improve its profit margins. Saft intends to achieve these objectives by implementing the following strategies:

- ***Target high-end and high-growth applications***. Saft intends to continue to identify innovative applications for its products and is working in close collaboration with its principal customers to this end. In particular, Saft is focusing on developing batteries for new applications in growth markets, such as automated utility meter readers and highway tolling systems, new defence systems and hybrid or electric vehicles, which Saft considers to be markets with strong growth potential.

- ***Continue to develop strategic markets***. Saft intends to continue to expand in markets in which customers require products specially adapted for their needs, permitting Saft to achieve high margins justified by the technology used and the technical know-how required. The qualification procedures for these products enable Saft to stay ahead of potential competition. Saft plans to maintain close collaboration with its customers to continue to be selected for new programs, and to subsequently benefit from highly profitable replacement battery sales.

- ***Expand manufacturing facilities to meet demand***. Saft has benefited from the broad geographic coverage of its various manufacturing facilities. Since the ability to supply customers locally is a significant competitive advantage, Saft plans to continue geographic expansion of its manufacturing facilities in response to market developments. The Group is planning to open a new manufacturing facility in China that it expects will be operational by the beginning of 2006 in order to meet the increasing demand of its customers located in China for batteries used in rail applications and for lithium batteries used primarily in electric utility meters.

- ***Further reduce exposure to consumer markets***. Saft has refocused its activities by reducing its production of applications used in consumer markets and by discontinuing or disposing of a number of low-margin consumer businesses of its RBS division, namely in the portable telecommunications segment. These activities currently represent a small portion of the Group's combined revenues. Saft intends to limit as much as possible its production of applications for consumer markets and retain only high margin, high value-added products.

- ***Cut production costs.*** Saft is continuously seeking opportunities to reduce component and manufacturing costs in order to improve its margins. Through its World Class Manufacturing Excellence Programme for continuous improvement, Saft believes it has an efficient methodology to continue reducing its costs while maintaining a high level of quality.

1. PERSON RESPONSIBLE FOR THE INFORMATION DOCUMENT AND PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

1.1. PERSON RESPONSIBLE FOR THE INFORMATION DOCUMENT

John Searle
President of the management board

1.2. CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE INFORMATION DOCUMENT

"To my knowledge, the information contained in this information document is factually accurate and includes all information necessary for investors to evaluate the assets and liabilities, business activity, financial position, results, and prospects of Saft Groupe S.A. There is no omission of any information that would alter the scope of the information provided."

John Searle
President of the management board

1.3. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

1.3.1. Principal Statutory Auditors

PricewaterhouseCoopers Audit
Bruno Tesnière

Tour AIG 34 place des Corolles
92908 Paris – La Défense 2

Date of first appointment: March 23, 2005

Term of current appointment: 6 years

Date of termination of current appointment: following the general shareholders' meeting in 2011 that will pass on the company's financial statements for the year ending December 31, 2010

SYC SA—Moore Stephens SYC
Serge Yablonsky

15, rue du Midi
92220 Neuilly-sur-Seine

Date of first appointment: May 12, 2005

Term of current appointment: 6 years

Date of termination of current appointment: following the general shareholders' meeting in 2011 that will pass on the company's financial statements for the year ending December 31, 2010

1.3.2. Substitute Statutory Auditors

Mr. Pierre Coll
32, rue Guersant
75017 Paris

Date of first appointment: March 23, 2005

Term of current appointment: 6 years

Date of termination of current appointment: following the general shareholders' meeting in 2011 that will pass on the company's financial statements for the year ending December 31, 2010

SYC Audit SA
Florence Houdot
15, rue du Midi
92220 Neuilly-sur-Seine

Date of first appointment: May 12, 2005

Term of current appointment: 6 years

Date of termination of current appointment: following the general shareholders' meeting in 2011 that will pass on the company's financial statements for the year ending December 31, 2010

1.4. STATEMENT BY THE PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

This is a free translation into English of the Statutory Auditors' statement issued in the French language and is provided solely for the convenience of English speaking readers. This statement should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France

To the Supervisory Board,

In our capacity as Statutory Auditors of Saft Groupe S.A. (the "Company") and as required by article 211-5-2 of the General Regulations issued by the *Autorité des marchés financiers* (the "AMF"), we have examined in accordance with professional standards applicable in France, the information about the financial position and the historical accounts given in this information document drawn up in connection with the Company's initial public offering.

This information document is the responsibility of the President of the Management Board of Saft Groupe S.A. Our responsibility is to express an opinion on the fairness of the information contained in this document concerning the financial position and the accounts.

Our procedures, which were performed in accordance with professional standards applicable in France, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements. They also involved reading the other information contained in the information document in order to identify any material inconsistencies with the information relating to the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. This document does not contain any stand-alone forward-looking information determined in accordance with a structured procedure.

We audited the Combined Financial Statements for the years ended December 31, 2002, 2003 and 2004, established under the responsibility of the Saft Groupe S.A. Management Board and presented in this information document, in accordance with French generally accepted auditing standards. Our audit report contained a qualified opinion thereon, as follows:

"We were appointed as auditors of the combined operating entities during the year ended December 31, 2004, and consequently were unable either to (i) attend the physical inventory counts of these entities at December 31, 2001, 2002 and 2003 or (ii) for approximately one-third of inventories, primarily held in the US entities, use alternative procedures to verify physical quantities of inventories held as of December 31, 2001 and 2002. Because inventories at the start of the period are a factor in determining net income from operations for that period, we were unable to determine whether any adjustments were required to net income for the years ended December 31, 2002 and 2003 and opening retained earnings for those years."

Our audit report is provided in section 5.3.10 of this document.

Regarding the Combined Financial Statements, SYC SA – Moore Stephens SYC, having been named statutory auditors by the general shareholders' meeting on May 12, 2005, has performed procedures in accordance with professional standard CNCC 2-405 applicable in France. On the basis of this work, nothing came to the attention of SYC SA – Moore Stephens SYC to cause SYC SA – Moore Stephens SYC to believe that the combined balance sheet at December 31, 2004 does not reflect proper application of accounting policies, valuation and presentation methods.

We reviewed in accordance with professional standards applicable in France the Pro Forma Financial Statements for the years ended December 31, 2002, 2003 and 2004, prepared under the responsibility of the Management Board of Saft Groupe S.A. and presented in this information document. Based on the findings of our review, which are set out in a report included in section 5.4.7 of this information document, and taking into account the qualification included in our report on the Combined Financial Statements, we believe that the conventions adopted constitute a reasonable basis for presenting the effects of the transfer of all the shares of Saft Finance Sarl to Saft Groupe S.A. and the financing structure as anticipated after the admission of the Saft Groupe S.A. shares for trading on the Eurolist market of Euronext Paris in the consolidated pro forma financial statements; these conventions are appropriately reflected in the figures; and the accounting methods used are consistent with those used in the preparation of the combined financial statements.

We examined in accordance with the professional standards applicable in France the reconciliation tables reflecting the impact of the transition to IFRS as adopted by the European Union on the Company's Pro Forma shareholders' equity and income for the year ended December 31, 2004, as presented in this information document. Based on the findings of our report, which are set out in section 5.5.6 of this document, we believe that the IFRS reconciliation tables were prepared from the Pro Forma Financial Statements for the year ended December 31, 2004, which were prepared (i) using conventions that constitute a reasonable basis for presenting the impacts of the transfer of all the shares of Saft Finance Sarl to Saft Groupe S.A., and (ii) in all material respects, in accordance with the preparation rules set out in sections 5.5.1 to 5.5.3 of the information document, specifying in particular how IFRS 1 and the other international accounting standards adopted in the European Union have been applied and indicating those standards, interpretations, accounting rules and accounting methods that management believes will apply to the preparation of the consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS as adopted in the European Union.

Without qualifying the opinion expressed above, we draw your attention to the note reproduced in section 5.5.1 of the information document which explains why the IFRS reconciliations for the year ended December 31, 2004 presented for comparative purposes in the consolidated financial statements for the year ending December 31, 2005 will differ from the IFRS reconciliations appended to this report.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the accounts presented in this information document prepared in connection with the planned initial public offering of Saft Groupe S.A.

The pro forma information contained in this information document and the IFRS reconciliation tables for the pro forma accounts are intended to reflect the impact on historical financial data of the Reorganisation, as defined in the preliminary note to this information document, as if it had occurred prior to the date on which it actually occurred or can reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reflected if the Reorganisation had occurred prior to the date on which it actually occurred or might be expected to occur.

Paris La Défense and Neuilly-sur-Seine, May 20, 2005

Statutory Auditors

PricewaterhouseCoopers Audit	**SYC SA-Moore Stephens SYC**
Bruno Tesnière	Serge Yablonsky

1.5. PERSON RESPONSIBLE FOR INFORMATION

Jill Ledger
Director of Communication and Investor Relations
12, rue Sadi Carnot, 93170 Bagnolet
Telephone: 01 49 93 19 18
e-mail: investor@saftbatteries.com
website: www.saftbatteries.com

2. INFORMATION REGARDING THE TRANSACTION

Upon the launch of the Offering, information relating to this section will be presented in a transaction note (*note d'opération*) submitted for approval by the *Autorité des marchés financiers*.

3. GENERAL INFORMATION REGARDING THE COMPANY AND ITS SHARE CAPITAL

Certain general information regarding the Company provided in this Chapter 3 results from resolutions that will be submitted to the vote of the Company's ordinary and extraordinary general shareholders' meetings to be held on the date of the pricing of the Offering.

3.1. GENERAL INFORMATION REGARDING THE COMPANY

3.1.1. Company name and registered office (articles 3 and 4 of the bylaws)

The name of the Company is: Saft Groupe S.A.

The registered office of the Company is located at 12, rue Sadi Carnot, 93170 Bagnolet.

3.1.2. Legal structure and applicable legislation (article 1 of the bylaws)

The Company is a *société anonyme*, with a management board and supervisory board, governed by French law, in particular by the provisions of Book II of the French Commercial Code and decree no. 67-236 of March 23, 1967 regarding commercial companies.

3.1.3. Date of formation and term of existence (article 9 of the bylaws)

The Company was formed on March 23, 2005, and was registered with the Companies and Trade Register on March 24, 2005. The Company was formed for a term of 99 years, beginning on March 24, 2005, and ending on March 24, 2104, unless dissolved at an earlier date.

3.1.4. Corporate purpose (article 2 of the bylaws)

The purpose of the Company is as follows:

- the study, creation, operation, supervision, and management of all commercial, industrial, real property or financial matters or undertakings;
- the acquisition, leasing, rental (with or without the agreement to sell), construction, and operation of all factories, workshops, offices, and premises;
- the acquisition, management and operation, rental (with or without option to purchase), and, as the case may be, sale of all capital goods, fixed or moveable equipment or rolling stock, machinery and tools, as well as any land, sea, or air vehicles;
- the direct or indirect participation in all transactions or undertakings through the creation of companies, establishments, or groups of a real property, commercial, industrial, or financial nature, the participation in the formation of the foregoing or in capital increases of existing companies;
- the management of an equities and securities portfolio and associated transactions;
- the ownership and management of real estate;
- the study, manufacture, sale, and rental of all accumulators, batteries and electrical storage batteries and their components, of all other derived applications, generally of all mechanical, electrical or electronic devices as may contribute to the proper functioning of the foregoing, and any derivative products that can be manufactured therefrom; and the manufacture and sale of any electrical or electronic equipment;
- the acquisition, use, and sale of all patents, licenses, manufacturing and trade secrets, know-how, models or trademarks with regard to the devices and equipment referred to in the preceding paragraph:
- and generally, the performance of any industrial, commercial, financial, personal property and real property transactions directly or indirectly relating to any of the purposes set forth above, in whole or in part, and to any similar or related purpose.

3.1.5. Companies and trade register

The Company is registered with the Companies and Trade Register of Bobigny under number 481 480 465.

The Company's SIRET number is 481 480 465 00014, and the NAF code is 741 J (Business Administration).

3.1.6. Consultation of legal documents

Legal documents regarding the Company that must be made available to shareholders pursuant to applicable regulations may be consulted at the Company's registered office.

3.1.7. Fiscal year (article 6 of the bylaws)

Each fiscal year of the Company lasts one calendar year, beginning on January 1 and ending on December 31. However, the first business year will begin on March 24, 2005, and will end on December 31, 2005.

3.1.8. Statutory distribution of profits (article 24 of the bylaws)

Each share represents the right to the profits and ownership of the Company's assets in proportion to the amount of share capital represented by such share.

Five percent of the profits for the year, less prior losses, if any, is allocated to the legal reserve fund. This allocation ceases to be mandatory whenever the legal reserve totals one-tenth of the Company's share capital, and becomes mandatory once again whenever the legal reserve falls below one-tenth of the Company's share capital.

Distributable profits comprise the profits for the year less prior losses and any amounts to be allocated to reserves pursuant to law and the bylaws, and increased by retained earnings.

The general shareholders' meeting may deduct from profits any amounts it deems appropriate to allocate to other optional, ordinary or extraordinary reserve funds, or carry such amounts forward. Any remaining balance is divided among the shareholders in proportion to their shareholdings.

Moreover, the general shareholders' meeting may vote to distribute amounts deducted from such reserves as are available to the shareholders' meeting, by indicating the specific reserve item from which the amount is to be deducted. In any event, dividends are deducted first from the year's distributable profits.

The general shareholders' meeting or, failing which, the management board determines the terms of payment of any dividends that the general shareholders' meeting decides to distribute pursuant to sections L. 232-12 through L. 232-20 of the French Commercial Code.

The general shareholders' meeting may offer shareholders the option of payment in cash or new shares of the Company in respect of all or part of any dividend distribution or partial distribution, pursuant to applicable law.

3.1.9. General shareholders' meetings (article 22 of the bylaws)

3.1.9.1 Convocation of general shareholders' meetings

General shareholders' meetings are convened as provided by law, by the supervisory board or, failing which, by the statutory auditors or any other legally authorised person.

General shareholders' meetings are held at the Company's registered office or any other location indicated in the convocation notice.

3.1.9.2 Participation at meetings

All shareholders are entitled to attend general shareholders' meetings and to take part in the deliberations, personally or by proxy, irrespective of the number of shares they hold, by providing confirmation of their identity.

Nevertheless, in order to be entitled to participate in general shareholders' meetings, vote by mail, or be represented, holders of registered shares must, no later than five days prior to the general shareholders' meeting, provide verification that their name has been entered in the Company's register. Holders of bearer shares must file at least five days prior to the meeting, either at the Company's registered office or at any other location indicated in the convocation notice, a certification issued by the authorised intermediary responsible for maintaining their account confirming their shares have been blocked until the date of the meeting. The supervisory board may eliminate or shorten the aforementioned time period requirements, and, if it deems necessary, issue personal name badges to shareholders and require that these badges be presented.

Any shareholder may be represented by his or her spouse or by another shareholder. In such circumstance, the shareholder's representative must justify his or her appointment as such.

Any shareholder may provide a power of attorney to the Company without designating a representative. In such circumstance, the chairman of the general shareholders' meeting will cast a vote in favor of all proposed resolutions submitted or agreed upon by the management board and against all other proposed resolutions. In order to vote otherwise, the shareholder must designate a representative who agrees to vote as indicated by the shareholder.

Any shareholder may vote by mail using an established form sent to the Company pursuant to applicable law and regulations. This form must be received by the Company three days prior to the meeting; otherwise it will not be considered.

With the approval of the supervisory board, shareholders may participate in general shareholders' meetings by videoconference or by other means of telecommunication enabling the shareholder to be identified pursuant to applicable law.

3.1.9.3 Voting rights

Every shareholder has as many voting rights as the number of shares he or she holds or represents.

The Company's bylaws contain no provisions establishing dual voting rights for shareholders, nor any limitations on voting rights.

3.1.9.4 Minutes

Deliberations are recorded in minutes entered in a special register kept at the registered office. These minutes are signed by the members of the shareholder *bureau*. Copies or extracts of minutes are signed by the president or vice-president of the supervisory board or a member of the management board.

3.1.10. Sale of shares (article 12 of the bylaws)

Shares may be freely traded, except as otherwise provided by applicable law or regulations.

Sales or transfers of shares, whether registered or bearer shares, are effected on behalf of the Company and third parties by means of account-to-account transfers under conditions established under applicable law and regulations.

Shares that are not fully paid-up may not be transferred from one account to another.

3.1.11. Form of shares and identification of shareholders (article 11 of the bylaws)

Fully paid-up shares can be held as registered or bearer shares, at the option of the shareholder.

Other than when registered in an account on behalf of an intermediary under conditions set forth by legal and regulatory provisions, ownership of shares results from their being recorded in the name of their holder(s) either in registers maintained by the Company or a Company representative (in the case of registered shares) or in registers maintained by an authorised financial intermediary (in the case of bearer shares).

In order to identify holders of bearer shares, the Company may request the central custodian which maintains its share issuance account to provide the information specified in section L. 228-2 of the French Commercial Code.

Accordingly, the Company may request at any moment, against payment to be assumed by the Company, for the name and year of birth or, in the case of legal entities, the name and year of incorporation, nationality, and address of holders of securities giving the right immediately or in the future to vote at its general shareholders' meetings, as well as the number of securities held by each such person or entity and, if applicable, any restrictions that may exist with respect to the securities.

Based on the list provided by the central custodian, the Company is entitled to request, under the same conditions, either from the custodian or directly from persons or entities appearing on the list provided by the custodian (and which the Company has reason to believe may hold their shares on behalf of others), the same information with respect to the owners of the shares. If such persons are intermediaries, they are required to provide the identity of the owners of the shares. The information is furnished directly to the authorised financial intermediary maintaining the account, which is responsible for reporting such information to the Company or to the central custodian, as the case may be.

In the case of registered securities that provide, immediately or in the future, access to share capital, the intermediary recorded in the register on behalf of an owner who does not reside in France is required to provide the identity of the owners of these securities, as well as the number of securities held by each such owner, upon request by the Company or its representative, which may be made at any time.

Whenever the Company believes that certain shareholders whose identity has been provided to the Company hold their shares on behalf third-parties who own the shares, the Company may request that these holders provide the identity of the owners of the securities. Following such request, the Company may request from any legal entity that owns its shares and whose holdings exceed 2.5% of the share capital or voting rights, to provide the identity of the person or entities who directly or indirectly hold more than one-third of the share capital or voting rights of such legal entity.

If any of the afore-mentioned obligations are not complied with, the shares or securities giving immediate or future access to share capital, and in respect of which such obligations have not been satisfied, shall be deprived of voting rights at any general shareholders' meeting held up until such time as the identification procedures have been complied with, and payment of the corresponding dividend will be deferred until such date.

Moreover, if the individual or entity recorded in the register knowingly fails to meet these obligations, the court with jurisdiction where the Company's registered office is located, upon the request of the Company or one or more shareholders holding at least 5% of the share capital, may pronounce, for a period not to exceed 5 years, the total or partial forfeiture of voting rights attached to the shares in respect of which the Company has requested information and may also pronounce, for the same period, forfeiture of the right to payment of the corresponding dividend.

3.1.12. Threshold disclosure (article 13 of the bylaws)

Pursuant to the provisions of the French Commercial Code, any person or legal entity, acting alone or in concert, holding shares in bearer form entered in an account with an authorised intermediary and which comes to own a number of shares in the Company representing more than one-twentieth, one-tenth, one-fifth, one-third, one-half, or two-thirds of the share capital or voting rights, must inform the Company and the *Autorité des marchés financiers*, within five trading days of exceeding the relevant threshold, of the total number of shares or voting rights held by such person or legal entity. This information is made public according to the terms of the General Regulations of the *Autorité des marchés financiers*. This information must also be provided, under the same conditions and within the same time period, when the ownership of share capital falls below one of these thresholds.

In the case of failure to declare share ownership as provided above, the shares exceeding the threshold in relation to which disclosure was required are deprived of voting rights for any general shareholders' meeting for a period of two years after the date on which the non-disclosure is cured.

Moreover, the Company's bylaws stipulate that any person or legal entity which, acting alone or in concert, comes to hold, directly or indirectly, a number of shares representing a proportion of the share capital or voting rights equal to or greater than 1%, or any additional amount representing 1% of the share capital or voting rights, must inform the Company of the total number of shares and securities giving access to the Company's share capital or voting rights held by such person, by certified letter with return receipt requested, addressed to the Company's registered office, within five trading days of exceeding such investment threshold(s).

At the request, as recorded in the minutes of the general shareholders' meeting, of one or more shareholders holding at least 1% of the Company's share capital or voting rights, the failure to comply with this disclosure requirement may be sanctioned, by the forfeiture of voting rights of the shares exceeding the fraction that should have been disclosed during any general shareholders' meeting held for a period of two years following the date on which the non-disclosure is cured.

This same disclosure requirement applies, under the same conditions and within the same time period, each time the portion of share capital or voting rights owned by a shareholder falls below one of the above thresholds.

3.2. GENERAL INFORMATION CONCERNING THE COMPANY'S SHARE CAPITAL

3.2.1. Changes to share capital and voting rights attached to the shares

Any change to the share capital or voting rights attached to the shares constituting the share capital is subject to applicable legal requirements, as the bylaws do not contain specific provisions in this respect.

3.2.2. Share capital

As of the date of the registration of this information document, the Company's issued and fully paid share capital amounted to €37,000, consisting of 37,000 shares with a nominal value of €1 each. The Company has not issued or authorised the issuance of any preferred shares.

In accordance with rules regarding public offerings of securities, the Company's shareholders are to approve on June 8, 2005 a capital increase, in order for the Company to have a fully-paid share capital of €225,000 on the date of the launch of the Offering.

In accordance with article L. 225-131 of the French Commercial Code, Mr. Jean-Pierre Colle, a partner of the RSM Salustro Reydel accounting firm, and Mr. Jean-Jacques Dedouit, a partner of the Caillau Dedouit & Associés accounting firm, were named by order of the President of the Commercial Court of Nanterre dated April 20, 2005 to proceed with a verification of the assets and liabilities of the Company. The conclusion of their report, dated April 25, 2005, indicates: "*We have no observation to make with respect to the assets and liabilities of the company, as determined in accordance with French accounting rules and principles.*"

Upon completion of the Reorganisation as described below, the Company's issued and fully paid share capital and the number of shares composing the share capital will be as follows:

Amount of share capital issued	:	€15,188,000, fully paid
Number of shares issued	:	15,188,000
Nominal value	:	€1 per share
Type of shares issued	:	ordinary shares

As of the date of the anticipated initial public offering, there will not exist different categories of shares.

3.2.3. The Reorganisation

The Company was created indirectly by the Doughty Hanson Funds for the purpose of combining, under the control of a company governed by French law, the various subsidiaries of the Group currently held directly or indirectly by Saft Finance Sarl.

It is anticipated that all the shares of Saft Finance Sarl will be contributed to the Company, with the result that all of the Group's operating companies will be controlled (and in the case of ASB, its subsidiary jointly held with EADS, owned 50%), indirectly by the Company prior to the admission of the Company's shares for trading on the Eurolist market of Euronext Paris.

The analysis of the Reorganisation performed by Saft, and in particular its consequences on all of the significant contracts to which the Group is a party, allows it to conclude that the Reorganisation will not affect the Group's financial or business situation.

3.2.3.1 Contribution auditors

Mr. Jean-Pierre Colle and Mr. Jean-Jacques Dedouit (the "Contribution Auditors") were designated as contribution auditors by order of the President of the Commercial Court of Nanterre dated March 18, 2005, and were mandated to prepare the report provided for by article L. 225-147 of the French Commercial Code relating to the valuation of contributed assets.

The mission of the Contribution Auditors was extended, at the request of the *Autorité des marchés financiers*, to a review of the fairness of the payment received as consideration for the contribution.

3.2.3.2 Designation and value of the contributed assets

The assets contributed to the Company in the context of the transaction consist of all of the shares constituting the share capital of the limited liability company Saft Finance Sarl (organized under Luxembourg law) that are currently held by the limited liability company Saft Beta Sarl (organized under Luxembourg law). The net book value of the shares of Saft Finance Sarl amounts to €204,000,000.

The contribution also involves the assumption by the Company of debt in respect of which Saft Beta Sarl is the debtor and Saft Finance Sarl is creditor. The principal amount of, and accrued interest on, the debt as of the date of the general shareholders' meeting convened to approve the contribution transaction, and which is expected to take place on June 29, 2005, amounts to €59,125,614.03.

As this amount reduces the value of the assets contributed to the Company, the net value of the contribution amounts to €144,874,385.97.

3.2.3.3 Principal terms of the contribution agreement

In accordance with the terms of a contribution agreement dated April 22, 2005 between the Company and Saft Beta Sarl, Saft Beta Sarl agreed to contribute to the Company all of the shares of Saft Finance Sarl at their net book value. In exchange, the Company will issue to Saft Beta Sarl 14,963,000 new shares with an aggregate total issue premium of €129,911,385.97, and will assume debt in principal and interest owed by Saft Beta Sarl to Saft Finance Sarl.

Conditional on the fulfillment of the conditions described below, the contribution will occur on the date of the general shareholders' meeting of the Company approving the contribution transaction, which should occur on June 29, 2005, and will be without retroactive effect. The conditions are as follows: (i) approval by the general shareholders' meeting of the Company to be held on the date of execution of the underwriting agreement determining the price of the shares of the Company in connection with the Offering, (ii) authorization of the contribution of the shares of Saft Finance Sarl by the bank in whose favor the shares were pledged, and (iii) approval of the shareholders' meeting of Saft Finance Sarl of the Company becoming a new shareholder of Saft Finance Sarl.

3.2.3.4 Expertise on the value of the contribution and the fairness of the exchange

The Contribution Auditors submitted on May 19, 2005 a report on the value of the contributed assets in accordance with article L. 225-147 of the French Commercial Code.

At the request of the *Autorité des marchés financiers*, the Contribution Auditors also submitted on May 19, 2005 a report on the review of the fairness of the payment.

The reports established by the Contribution Auditors will be filed with the clerk of the Bobigny Commercial Court and made available to the Company's shareholders in accordance with applicable laws and regulations.

3.2.3.5 Conclusions of the Contribution Auditors on the value of the contribution

"On the basis of the work performed by us, subject to the fulfillment of the conditions indicated in §1.6, it being noted that the accumulated interest on the assumed debt was calculated on the assumption of an extraordinary shareholders' meeting of Saft Groupe being held on June 29, 2005, we are of the opinion that the value, net of the assumed debt, of the contributed securities amounting to €144,874,385.97 is not overvalued and, therefore, is at least equal to the amount of the capital increase of the company receiving the contribution, increased by the share premium."

3.2.3.6 Conclusions of the Contribution Auditors on the fairness of the consideration for the contribution

"In the absence of any minority shareholders in the share capital of Saft Groupe other than the members of the supervisory board and two companies of the group, we are of the opinion that the consideration for the contribution is fair."

3.2.3.7 Breakdown of the calculation of the issue premium

The difference between (a) the aggregate value of the contribution and (b) the nominal amount of the capital increase in payment of the contribution constitutes the issue premium.

The amount of the issue premium will be determined by the Company's general shareholders' meeting that will vote on the contribution transaction, and is expected to be €129,911,385.97.

This amount will be recorded in a special account entitled "issue premium" as a liability on the Company's balance sheet, to which all the Company's shareholders will have rights.

The issue premium may be used for any purpose decided by the general shareholders' meeting.

3.2.4. Method for entering shares into an account and transferring shares

The method for entering shares into an account and transferring shares, including shares held through Euroclear France, will be described in the transaction note prepared for the purposes of the admission of the Company's shares for trading on the Eurolist market of Euronext Paris.

3.2.5. Unissued authorised share capital

As of the date hereof, there is no authorised but unissued share capital.

The Company's general shareholders' meeting held on May 12, 2005 approved, in connection with the Reorganisation, a capital increase by contribution in kind of all shares of Saft Finance Sarl with a total nominal value of €14,963,000, by issuing 14,963,000 shares with a nominal value of €1 each, with an aggregate issue premium of €129,911,385.97.

The completion of the Reorganisation and aforementioned capital increase will occur following a second general shareholders' meeting to be held on the day the price is determined for the shares in the Offering (see resolutions hereafter). The Company's share capital will be fully paid upon completion of the Reorganisation.

3.2.6 Draft share capital increase resolutions

3.2.6.1 Resolutions submitted to the Company's June 8, 2005 extraordinary shareholders' meeting

In order to bring the Company's share capital to €225,000, the Company's extraordinary shareholders' meeting is to meet on June 8, 2005 to decide:

1. to increase the Company's share capital in the amount of €188,000, by issuance at par, with preservation of preferential subscription rights, of 188,000 new shares with a nominal value of €1 each, to be fully paid in cash upon subscription; from the date of the final completion of the share capital increase, these shares will be fully fungible with the old shares and will have the same rights and will be subject to all provisions of the bylaws and decisions of the shareholders' meetings;

2. to modify, conditional on the completion of the capital increase, article 8 ("Share capital") of the Company's bylaws to read as follows: "*Article 8–Share capital: The share capital is set at an amount of €225,000. It is composed of 225,000 shares with a nominal value of €1 each and all of the same class.*"

3. to delegate to the management board the authority, with the ability to subdelegate under the conditions set forth by law, and conditional upon the authorization of the supervisory board as set forth in article 17 of the Company's bylaws, the authority to decide to increase the share capital, within a maximum time limit of 18 months from the date of this shareholders' meeting, by the issuance, with cancellation of preferential subscription rights, of new shares whose subscription, either directly or though a common company investment fund, to be reserved for the employees of the company or of companies related to the company, members of a company savings plan or a group savings plan, in a maximum nominal amount of €150,000, and to set the means of issuance, it being specified that the subscription price for the shares issued pursuant to this delegation will be determined under the conditions provided by the provisions of article L. 445-5 of the French Labor Code.

3.2.6.2 Resolutions submitted to the Company's ordinary and extraordinary shareholders' meeting to be held on the date the price of the shares is set in connection with the Offering

In connection with the admission of the Company's shares to trading on the Eurolist market of Euronext Paris, the following resolutions are to be presented to the ordinary and extraordinary shareholders' meeting to be held on the date the price of the shares to be placed in the Offering is set.

Resolutions relating to the Reorganisation

The ordinary shareholders' meeting, acting in an extraordinary capacity, will deliberate on two resolutions regarding the contribution transaction within the context of the Reorganisation. Under the terms of these resolutions, the shareholders' meeting is expected to:

1. approve (i) the provisions of the Contribution Agreement and the means of contribution to the Company of 419,500 Class A shares and 21,400 Class B shares held by Saft Beta Sarl in the share capital of Saft Finance Sarl, (ii) the valuation of the contributions which comes to a net aggregate total of €144,874,385.97, and (iii) the means of remuneration of the contributions as set forth in the Contribution Agreement, namely the issuance by the Company of 14,963,000 new shares with a nominal value of €1, with an issue premium of €129,911,385.97, attributed to Saft Beta Sarl;

2. (i) decide to increase the share capital in an amount of €14,963,000 through the issuance of 14,963,000 fully paid-up new shares, as remuneration for the contribution described above; (ii) approve the amount of the issue premium in the amount of €129,911,385.97, corresponding to the difference between the aggregate net value of the contributions of €144,874,385.97 and the nominal amount of the share capital increase of €14,963,000; and (iii) modify article 8 ("Share capital") of the Company's bylaws to read: "*Article 8–Share capital: The share capital is set at an amount of €15,188,000. It is composed of 15,888,000 shares with a nominal value of €1 each and all of the same class.*"

Resolutions relating to the delegation of authority to the management board

This same shareholders' meeting is to decide, acting in an extraordinary capacity, on the following resolutions, delegating to the management board, with the ability to subdelegate under the conditions set forth by law, and conditional upon the authorization of the supervisory board as set forth in article 17 of the Company's bylaws, the authority to decide:

1. to increase the Company's share capital, within a maximum period of 26 months from the date of this shareholders' meeting, through the issuance, with preservation of preferential subscription rights, of shares (other than preferred shares), securities giving immediate or future access to the Company's share capital or giving the right to award debt securities, or securities giving access to the share capital of (i) a company that directly or indirectly owns more than half of the share capital of the Company or (ii) a company in which the Company directly or indirectly owns more than half of the share capital, in a maximum nominal amount of €6 million, and to determine the means of such issuance;

2. to increase the Company's share capital, within a maximum period of 18 months from the date of this shareholders' meeting, through the issuance, with cancellation of preferential subscription rights, of shares (other than preferred shares), securities giving immediate or future access to the Company's share capital or

giving the right to award debt securities, or securities giving access to the share capital of (i) a company that directly or indirectly owns more than half of the share capital of the Company or (ii) a company in which the Company directly or indirectly owns more than half of the share capital, including in connection with the Offering and as remuneration for any shares contributed in connection with a public exchange offer, in a maximum nominal amount of €6 million, and to set the means of issuance, it being specified that the share subscription price of the shares issued pursuant to this delegation in connection with the Offering will result from the interplay of supply and demand of subscription offers and orders received from investors, using the so-called book building procedure as developed by market professionals;

3. to increase the Company's share capital within a maximum period of 18 months from the date of this shareholders' meeting, through the incorporation into capital, successively or simultaneously, of all or part of the reserves, earnings or premiums (issue, merger or contribution), through the creation and free award of shares or an increase in the nominal value of the existing shares or a combination of these two procedures, in a maximum nominal amount of €6 million;

4. to increase the Company's share capital, within a maximum period of 18 months from the date of this shareholders' meeting, through the issuance, with cancellation of preferential subscription rights, of new shares for which subscriptions, whether direct or through a company investment fund, will be reserved for employees of the Company or companies related to the Company who are members of a company employee savings plan or group savings plan, in a maximum nominal amount of €150,000, and to determine the means of issuance, it being specified that the subscription price of the shares issued pursuant to this delegation will be determined in accordance with the provisions of article L. 443-5 of the French Labor Code;

5. To increase the Company's share capital, within a maximum period of 18 months from the date of this shareholders' meeting, through the issuance, with cancellation of preferential subscription rights, of new shares reserved for a category of persons consisting of the shareholders of the Company's foreign subsidiaries in a maximum nominal amount of €150,000, it being specified that (i) the issue price will be determined for the share capital increases occurring simultaneously with the initial listing of the Company's shares on a regulated market by reference to the initial offering price, without being greater than this price, nor more than 20% less than this price, and (ii) for subsequent share capital increases, the issuance price may not be more than the average market price of the shares over the 20 trading days preceding the date of the decision fixing the subscription opening date, nor more than 20% less than this average.

The Company's extraordinary shareholders' meeting is also to decide that the maximum nominal amount of the share capital increases that may be decided by the Company's management board and undertaken immediately or in the future pursuant to the delegations of authority described below and in section 3.2.6.1 herein, may not exceed a total maximum nominal amount of €6 million.

Resolution relating to the authorizations given to the management board

This shareholders' meeting, acting in an extraordinary capacity, must also decide on a resolution authorizing the management board, with the ability to subdelegate in accordance with applicable legal and regulatory provisions, and conditional upon the prior authorization of the Company's supervisory board in accordance with article 17 of the Company's bylaws, to transact on the stock market or otherwise in the Company's shares, during a period of 18 months from this shareholders' meeting, namely in order to stimulate a secondary market or liquidity with respect to the Company's shares through an investment services provider acting independently, to establish any stock purchase option plan in the Company's shares, to award free shares to employees and management, to award shares to employees and management in order to share in the benefit of the expansion of the business and to establish any company savings plan, purchase shares for holding and later exchange or for payment in connection with external growth transactions, to pay shares in connection with the exercise of rights attached to securities giving access to share capital, and to cancel any shares so repurchased.

This shareholders' meeting, acting in an extraordinary capacity, will also decide on the following resolutions authorizing the management board, with the ability to subdelegate under the conditions set forth under applicable legal and regulatory provisions, and conditional upon the prior authorization of the Company's supervisory board as set forth in article 17 of the Company's bylaws:

1. to award, during a maximum period of 18 months from the date of this shareholders' meeting, on behalf of salaried employees and management, or to certain of such persons, of the Company and companies or groupings that are related to the Company, options giving the right to subscribe for new shares of the

Company to be issued in connection with the increase of its share capital, as well as options giving the right to purchase shares of the Company acquired through share repurchases, with the share subscription and purchase options to be granted pursuant to this authorization not to give a right to more than 760,000 of the Company's shares, with the maximum nominal amount of the share capital increases to be deducted from the aggregate limit of €6 million, it being specified that (i) as long as the Company's shares are not admitted to trading on a regulated market, the exercise price will be determined in accordance with objective methods used for share price valuations, and (ii) once the Company's shares are admitted for trading on a regulated market, the price to be paid in connection with the exercise of subscription options may not be less than 80% of the average price of the Company's shares on the Eurolist market of Euronext Paris for the 20 trading days prior to the award, and the exercise price for purchase options may not be less than this value nor less than 80% of the average purchase price of the shares held by the company pursuant to articles L. 225-208 and L. 225-209 of the French Commercial Code;

2. to award free of charge, within a maximum period of 18 months from the date of this shareholders' meeting, to salaried employees or certain categories of employees or to management of the Company or companies and groupings that are related to the Company, existing or newly issued shares of the Company, with the total number of shares to be freely awarded pursuant to this authorization not to exceed 250,000 shares;

3. to cancel, within a maximum period of 18 months from this shareholders' meeting, the shares held by the Company of its own shares in connection with the implementation of a share repurchase programme decided by the Company, and to reduce the corresponding share capital by deducting the difference between the purchase price of the cancelled shares and their nominal value from available premiums and reserves, it being specified that the aggregate total of cancelled shares and the corresponding reduction in share capital may not exceed 10% of the Company's share capital over any 24 month period.

3.2.7. Option Plans

As of the date hereof, the Company has not granted any share purchase or subscription options.

In connection with the listing of the shares on the Eurolist Market of Euronext Paris, the Company intends, in connection with the delegation of authority described in section 3.2.6 hereof, to grant to certain of its directors options giving the right to subscribe for or purchase 456,400 shares of the Company at the Offering price. A description of the share purchase or subscription option award programme will be described in the transaction note prepared by the Company and submitted for approval by the AMF.

3.2.8. Other securities granting access to share capital

There are no securities, other than the shares, granting access to the Company's share capital.

3.2.9. Securities not representing share capital

There are no securities that do not represent the Company's share capital, and the Company does not intend to create any such securities prior to the anticipated initial public offering.

3.2.10. Changes to the Company's share capital since its formation

Date	Transaction	Number of shares issued	Nominal value of shares (in €)	Nominal value of change in share capital	Issue, contribution or merger premium	Total aggregate share capital (in €)	Aggregate number of shares
March 23, 2005	Formation of the Company	37,000	1	-	-	€37,000	37,000
June 8, 2005	Capital increase in cash	188,000	1	188,000	-	225,000	225,000
Date of completion of the Reorganisation	Capital increase by contribution in kind	14,963,000	1	14,963,000	129,911,385.97	15,188,000	15,188,000

3.3. DISTRIBUTION OF COMPANY'S SHARE CAPITAL AND VOTING RIGHTS

3.3.1. Company shareholding

The table below shows the number of shares, the percentage of share capital and the corresponding percentage of voting rights held directly or indirectly by the Company's shareholders following the completion of the Reorganisation.

Shareholders	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Saft Beta Sarl[1]	15,187,300	100	15,187,300	100
Members of the supervisory board[2]	700	NS	700	NS
Employees	0	0	0	0
Held by companies controlled by the Company	0	0	0	0
Total	15,188,000	100	15,188,000	100

[1] Company whose shares are indirectly held approximately 82% by the Doughty Hanson Funds, 5.5% by the company HVB – Offene Unternehmensbeteiligungs-AG, and 12.5% by Saft Operational Investment Sarl, a company whose shares are 99.99% held by the Group's officers and directors, including four members of the management board (John Searle, Bertrand Olivesi, Jill Ledger and Thomas Alcide, who together indirectly hold 5.29% of the share capital and voting rights of the Company). For more information, see section 6.4.3 hereof.

[2] The number of shares held by each of the members of the supervisory board (100) corresponds to the minimum required by the Company's bylaws.

To the knowledge of the Company, no shareholder other than those described above holds indirectly, alone or in concert, more than 5% of the share capital and voting rights of the Company. To the knowledge of the Company, there are no actions in concert with respect to the shares of the Company as of the date hereof.

3.3.2. Timeline of changes in shareholding of the Company from its formation to the completion of the Reorganisation

Transaction date	Transaction type	Share-holder identity	Percentage of share capital held before transaction	Percentage of share capital acquired or subscribed for in connection with the transaction	Number of shares acquired or subscribed for	Average price per share (in €)	Percentage of share capital held after transaction
March 23, 2005	Formation	Saft Beta Sarl[1]	100	100	37,000	1	100[1]
June 8, 2005	Capital increase in cash	Saft Beta Sarl	100	100	188,000	1	100[1]
Date of completion of Reorganisation	Capital increase by contribution in kind	Saft Beta Sarl[1]	100	100	14,963,000	9.68	100[1]

[1] Excludes 700 shares held by members of the supervisory board (see section 3.3.1 hereof).

3.3.3. Shareholders' agreements

3.3.3.1 Shareholders' agreements relating to Saft Luxembourg Sarl

Two shareholders' agreements relating to the securities of Saft Luxembourg Sarl, a company that indirectly holds all of the securities giving access to the Company's share capital, have been entered into between this company's shareholders. These agreements will cease to be effective on the day on which the Company's shares are admitted to trading on a regulated market (see section 3.3.5 of this information document).

3.3.3.2 Shareholders' agreement relating to ASB

Saft Acquisition SAS and EADS France entered into a shareholders' agreement, expiring on February 14, 2006, subject to automatic renewal, relating to ASB Aérospatiale Batteries ("ASB"), their jointly held subsidiary. Under the terms of this agreement, any change in control of either of the two shareholders of ASB will result in the granting to the other shareholder of the option to purchase all of the shares of ASB held by the shareholder subject to the change in control, at a price to be determined by the parties or, failing which, by an expert in accordance with the provisions of article 1843-4 of the French Civil Code. In the event of serious and ongoing disagreement between the parties, the agreement provides for an alternative forced exit pursuant to which one of the parties can offer to purchase the shares of the other party. In the event of the refusal of the other party to sell their shares, such other party is required to acquire the shares held by the party who initiated the purchase offer at the price proposed in such offer.

3.3.4. Pledge of the Company's shares

None of the Company's shares has been, or, to the Company's knowledge, will be pledged prior to the Company's initial public offering.

3.3.5. Principal persons holding the Company's share capital

As of the date hereof, Saft Luxembourg Sarl indirectly controls 100% of the Company's share capital and voting rights.

The share capital of Saft Luxembourg Sarl is indirectly held:

- approximately 82% by the Doughty Hanson Funds,
- 5.5% by HVB – Offene Unternehmensbeteiligungs-AG, a company in the Hypovereinsbank group, and
- 12.5% by Saft Operational Investment Sarl, whose shares are 99.99% held by the Group's officers and directors (including four members of the Company's management board, namely John Searle, Bertrand Olivesi, Jill Ledger and Thomas Alcide, who together indirectly hold 5.29% of the share capital and voting rights of the Company). For more information, see section 6.4.3 hereof.

The Doughty Hanson Funds comprise: Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited and Officers Nominees Limited.

Certain reclassification transactions occurred in February 2005 at the level of the Group's holding companies organized under Luxembourg law. These transactions had no impact on the indirect shareholding of the Group as described above, which has not changed since the acquisition of the Saft group by the Doughty Hanson Funds.

3.3.6. Legal organizational chart of the Group

The chart below shows the organizational structure of the Company's main subsidiaries upon completion of the Reorganisation. These subsidiaries will be 100% held by the Company, either directly or indirectly, other than to the extent that the law requires a minimum number of shareholders or a minimum number of shares to be held by members of the company's management bodies, and with the exception of the company ASB, of which the Company indirectly holds 50% of the share capital, (with the remaining 50% held by EADS France). As of the date of registration of this information document, neither the Company nor any of its subsidiaries has issued any securities in respect of which an application has been made for admission to trading on a regulated market.


(1)
Saft Beta Sarl Luxembourg
Saft Groupe SA France
Saft Finance Sarl Luxembourg
Saft Batterie Italia Srl Italy
Saft Ferak AS Czech Republic
FRIWO GmbH Germany
Saft Baterias SL Spain
Saft Batterien GmbH Germany
Saft Ltd Great Britain
Saft Sweden AB Sweden
Saft US 2003 Inc. United States
Saft Batterijen BV Netherlands
Saft Acquisition SAS France
Saft AS Norway
Saft Australia Pty Ltd Australia
Saft Batteries Pte Ltd Singapore
Saft Nife Me Ltd Cyprus
Saft America Inc. United States
50%
Aerospatiale Batteries ASB France
Saft SA France
98 %
2 %
Saft Batterie Pty Ltd Australia
Saft Hong-Kong Ltd Hong Kong
Saft Federal Systems Inc United States
Florida Substrate Inc. United States
Saft AB Sweden
Elemacell Inc. United States
MSB France
Unicoastal France
Fast Jung KB Sweden
Tadiran Batteries Ltd Israel
ALCAD AB Sweden
Spezialgerätebau Hamburg GmbH « SGH » Germany
Sonnenschein Lithium Gmbh « SOLI » Germany
Companies included in the scope of combination (regarding Saft Ferak AS, see Note 3 to the Combined Financial Statements in section 5.3.9).
Companies created or used in connection with the acquisition of the Saft Group by the Doughty Hanson Funds.

---

(1)


Before the Reorganization
After the Reorganization
Saft Beta Sarl Luxembourg
Saft Groupe SA France
Saft Finance Sarl Luxembourg
Saft Beta Sarl Luxembourg
Saft Groupe SA France
Saft Finance Sarl Luxembourg

3.4. MARKET IN THE COMPANY'S SECURITIES

3.4.1. Securities of the Company already admitted to trading on a regulated market as of the date of the registration of this information document

As of the date hereof, none of the Company's securities has been admitted to trading on a regulated market, either in France or abroad.

3.4.2. Market in the Company's shares

As of the date hereof, the Company's shares are not admitted to trading on any regulated market in France or abroad.

3.5. DIVIDENDS AND RESERVES DISTRIBUTED

3.5.1. Dividends and reserves distributed since the company's formation

Because the company was formed in March 2005, no dividends have been distributed as of the date hereof.

In addition, the Saft group has not paid any dividend to its ultimate shareholders since its acquisition by the Doughty Hanson Funds.

3.5.2. Distribution policy

The Company plans to distribute dividends to its shareholders. The amount of these dividends will be determined after taking into consideration the Company's capital needs, return on capital, current and future profitability, and market practices in terms of dividend distribution, especially in the Group's industry (for an outlook on distributions, see section 7.2 hereof).

3.5.3. Dividend forfeiture period

Dividends not claimed within five years of their payment date are forfeited to the French State.

4. DESCRIPTION OF THE COMPANY'S BUSINESS

4.1. INDUSTRY

Saft is a leading designer, developer and manufacturer of high-end advanced technology batteries for industrial applications. Saft specializes in nickel cadmium, or Ni-Cd, and primary (non-rechargeable) and secondary (rechargeable) lithium batteries for specialized high performance applications.

Saft estimates that the strategic markets for its products represented net sales of approximately €1.75 billion in 2004. In the specialized markets in which the Group operates, batteries must meet specific criteria regarding reliability, size or resistance to extreme high and low temperatures, and must be specially designed for the applications in which they are used: defence sector applications, system-critical applications (such as aviation, satellites, medical instruments, safety equipment and lighting), and applications subject to extreme physical conditions.

Saft estimates that the total worldwide battery market represented approximately €28 billion in sales in 2004.

Industry trends

Saft believes that the following factors will continue to drive growth in the markets it serves:

- ***Growth in most of the Group's key markets***. Saft expects continuing growth in infrastructure development, which is expected to lead to an increase in the combined revenues of the SBG and IBG divisions, and in the sector of rail and aviation transportation, which should lead to increased combined revenues in the IBG division. In recent years, the installation of automatic utility meter reading systems and automated tolling systems in the United States and Europe has led to an increase in demand for lithium batteries manufactured by the Group's SBG division. In addition, the aviation industry has resumed its growth trend in terms of flight hours after the decline in 2001, which has led to an increase in demand for Ni-Cd batteries manufactured by the Group's IBG division. Saft expects these trends to continue, resulting in growth in demand for advanced technology batteries used in these applications, for example:

    - *Automated Meter Readers*. The use of automated utility meter readers has grown significantly in the United States in recent years. These devices, which are linked to a utility meter, each use a primary lithium battery. They allow a utility company to read the meter from a remote location, making it unnecessary for an in-person inspection of the meter. The Group expects that demand for these applications will continue to increase in the United States as a result of the cost saving initiatives of water, gas and electric utility companies. The European market, where there is currently little use of automated meter readers, represents a significant potential market for these applications, as European utility companies may adopt these applications in the future.

    - *Automated Tolling Systems*. Road congestion in the United States and in Europe in recent years has led to increasing use of automated tolling systems, which rely on radio transmission of toll payment data through Radio Frequency Identification (RFID) technology. Implementation of automated road tolling systems can lead to significant additional demand for batteries. Saft expects that this growth will continue in the near future in the United States and Europe, as well as in other counties such as Brazil, which has recently installed an automated tolling system that will use Saft batteries.

    - *Batteries used in Aviation Applications*. After a significant decline in 2001, air traffic resumed its growth trend in 2003 and 2004. Saft expects this trend to continue in the years to come. Since demand for batteries used in aircraft is driven by air traffic (more particularly, the number of hours flown in the aviation industry), an increase in traffic results in a corresponding increase in demand for Ni-Cd aviation batteries, which helps Saft to maintain its leading position in this market.

- ***Recovery in certain sectors***. The recent upturn in the global economy has led to an increase in demand for batteries used in applications in cyclical industries, including oil and gas exploration and production, telecommunications and space industries, marking an end to the period of significant downturn experienced after 2001. This renewed growth has led to an increase in demand for batteries used in applications in these sectors. Saft expects that this recovery in the global economy, if it persists, will continue to drive demand for batteries in these markets in the medium term, which consequently is expected to lead to an increase in combined revenues for the SBG and IBG divisions. In addition, in periods of economic recovery, customers are more inclined to make purchase decisions based on the "life cycle cost" of a battery rather than on the initial cost of the battery. Despite an initial cost that is higher than that of lead acid batteries, Saft's high technology batteries are generally more reliable, particularly under extreme conditions, and have a much longer life or lower "life-cycle cost", thereby reducing the frequency and cost of replacement. The result is a cost saving over lead acid batteries for certain applications.

- ***Increased demand for new applications requiring stand-alone power sources.*** Saft believes that the worldwide development of portable and mobile applications will be a growth factor for Saft, which is expected to lead to an increase in combined revenues of the SBG and RBS divisions. For example, the Group produces batteries for various applications including:

  - *"Future soldier" programmes using Li-ion batteries.* OEMs in the defence industry are continuing to develop "future soldier" programmes, which will provide soldiers with an integrated suite of equipment including night vision goggles, communications devices and weaponry all powered by a single power source. These applications will require high power, specialized Li-ion batteries, of which Saft is a leading developer.

  - *Portable medical equipment applications.* Saft produces lithium batteries for medical equipment applications such as portable defibrillators which are used more and more widely in the United States, particularly in police and fire vehicles and at airports. Saft also produces Li-ion batteries for portable blood transfusion equipment used in regions where access to fixed power sources is difficult.

- ***Development of environmentally friendly transport systems.*** New environmental regulations are driving the development of transport systems that use less energy and produce lower emissions, such as electric or hybrid electric vehicles and some mass transit systems. The Group was one of the first manufacturers to develop batteries for these applications and believes that it is well-positioned to satisfy demand for batteries for these applications. If this trend continues, it is expected to result in an increase in combined revenues for the Group's IBG and RBS divisions.

  - *Development of Hybrid Electric Vehicles.* Saft believes that hybrid vehicles (powered by thermal and electric engines) will satisfy the demand for vehicles that use less energy and produce lower emissions. Hybrid electric vehicles using a high-power battery use significantly less fuel and produce much lower emissions than conventional vehicles. A number of major car manufacturers are currently developing hybrid electric vehicles, particularly in the United States and Japan, which are the main markets for hybrid electric vehicles. According to J.D. Power – Lmc, more than 200,000 hybrid or electric vehicles will be sold in the United States in 2005. The first generation of hybrid electric vehicles currently in production is equipped with nickel metal hydride, or Ni-MH, batteries produced by Japanese manufacturers. Saft is collaborating with DaimlerChrysler for the development of high performance Li-ion batteries to be used in the next generation of hybrid electric vehicles.

  - *Development of electric bicycles and scooters.* Saft develops Ni-MH batteries for engines used in personal mobility devices. For example, Saft manufactures batteries for electric bicycles and scooters as well as for the Segway® Human Transporter.

- ***Growth of infrastructure investment in developing countries.*** The growth in infrastructure investment in developing countries is accelerating, increasing demand for currently existing high technology applications. Saft believes that growth in these countries will lead to increased demand for advanced technology batteries, which consequently is expected to lead to an increase in combined revenues for the SBG and IBG divisions, particularly as a result of an increase in installation of electric utility meters in private homes in countries such as India and China, as water, gas and electric utility companies in these countries begin charging for services on a usage basis. According to Group estimates, two thirds of households worldwide are provided with water, gas, or electricity without consumption being monitored by an electric meter. As one of the world's leading producers of batteries for electric utility meters, this market represents a significant growth opportunity for the Group.

4.2. COMPETITIVE STRENGTHS

As a world leader in the design, development and manufacture of advanced technology batteries for industrial applications, Saft supplies energy solutions to OEMs that are crucial components of the applications they develop, and supplies batteries necessary for the utility meter readers installed by water, gas and electricity distributors. Saft also supplies replacement batteries to end users of these applications. Saft holds market leading positions in a number of specialized markets as a result of the following competitive advantages:

Market leading position in growing markets for specialized battery applications

Saft holds significant market shares worldwide in specialized segments of the battery market where its advanced battery technologies provide a significant advantage over alternative technologies. Over 70% of Saft's combined revenues in 2004 were generated in markets where it is a market leader. Saft focuses on innovative technologies and markets where it can bring significant value to its customers. In addition, by supplying high value added products customized to meet its customers' needs, Saft is able to achieve high profit margins on a large number of its products. The Group has discontinued or disposed of substantially all of its consumer oriented activities to focus on more profitable high-end specialized battery markets.

The technological expertise, high level of industrial investment and the qualification time periods required to design and manufacture products that meet the standards required by Saft's customers allow Saft to remain ahead of its competitors in many of the markets it targets. In the aviation, defence and space markets, suppliers are required to go through a one to three year qualification process for each product before they can sell them. As a result, once qualified, a supplier has a strong market position for high margin replacement sales. For example, in the aviation market, generally, once a manufacturer is qualified to supply the battery for a particular type of aircraft, it supplies the batteries for each new aircraft and, in most cases, it will be the sole supplier of replacement batteries. Because Saft operates in high-end markets where these demands are particularly prevalent, the Group believes that the risk of competition from low-cost manufacturers is limited.

Strong customer relationships

Sales in Saft's key markets are based on strong long term relationships with its major customers, including Airbus (to which Saft is the sole supplier), Bombardier, Alstom and Legrand, as well as the US and French armed forces. A substantial proportion of the Group's combined revenues come from products designed and developed to meet specific customer requirements. These special relationships have allowed Saft to work with customers in the development phase of new applications which, in turn, leads to opportunities for new supply contracts.

An established reputation for high quality products

Saft supplies batteries for applications where the cost of failure can be high to end users, particularly in the aviation, defence, and space industries. Saft's extensive track record of supplying customers with reliable, safe, high performance products has made Saft the supplier of choice for highly technical solutions for critical applications. Saft's reputation represents a significant competitive advantage in the key markets that it targets and enhances its ability to implement a premium pricing policy for its products.

Diverse technologies and markets for products

The Group's batteries are used by a wide range of industrial customers in a variety of industries ranging from aviation, rail, mass transit and road infrastructure, oil and gas, utilities and telecommunications, to defence and space. Saft's 10 largest customers generated approximately 26% of its combined revenues in 2004. Saft's broad customer base reduces its dependency on a single customer or group of customers and limits its exposure to cyclical fluctuations which may affect certain industries.

Focus on research and development

Saft invests significant resources in its research and development activities (3.7% of combined revenues in 2004). Saft employs approximately 300 engineers and technicians working to create advanced battery systems based on new lithium and nickel technologies. These teams also optimize existing advanced technologies to adapt them to the specific requirements of customers. Saft maintains a close synergy between its research and manufacturing sites and the customers it serves, enabling the Company to develop and supply solutions for the most specific and demanding applications. Development teams work with customers' design engineers to integrate all aspects of product engineering. Saft conducts many technology development programs in cooperation with leading OEMs and government authorities of various countries. Some of Saft's key programs concern the development of Li-ion technology for use in hybrid electric vehicles, aviation, satellites and new defence systems. Saft's research and development teams represent a significant competitive advantage.

Global capabilities

Saft is present in 17 countries. Its 16 manufacturing facilities worldwide at sites in nine countries, and its broad sales network, enable Saft to have a truly global reach. Saft's ability to supply and service customers in key markets on a local basis is a key competitive advantage, particularly in the defence market. In 2004, the Group generated 49.3% of its combined revenues from Europe, 37.3% from North America, 8.3% from Asia/Oceania, and 5.1% from the rest of the world (based on country of invoice). Batteries sold in Europe and in the United States are thereafter often exported to other countries to be sold to final end users.

Experienced management team

Saft's management team has extensive experience in the battery industry and a thorough understanding of the technical requirements of its customers. Since the sale of the Saft group by Alcatel, Saft's management has successfully navigated the transition into an independent company.

4.3. STRATEGIC DEVELOPMENT PLANS

Saft's objective is to capitalize on its competitive strengths in order to expand its market share in the key markets in which it operates, increase its combined revenues and improve its profit margins. Saft intends to achieve these objectives by implementing the following strategic development plan:

Target high-end applications with strong growth potential

Saft intends to continue to identify new high-end applications for its products and is working closely with its main OEM customers to do this. In particular, the Group is developing batteries for new applications in the industrial and civil lithium battery markets, and is developing Li-ion technology batteries for applications in the aviation, defence and space markets and for hybrid electric vehicles.

In the civil lithium battery market for industrial use, Saft has been notably very active in developing batteries for automated meter reading and road tolling systems. In the industrial Ni-Cd battery market, in 2003 the Group designed and manufactured the largest and most powerful battery in the world, producing a battery in collaboration with ABB Limited designed to provide emergency backup power to the city of Fairbanks, Alaska (where temperatures can fall to 50° C below zero in winter). Renewable energy systems such as wind and solar-powered applications also represent an attractive market for Saft, which develops a specific range of products for these applications.

Saft intends to continue to develop Li-ion technology which is increasingly requested by customers, particularly in the aviation, military and space markets, and for hybrid electric vehicles. The Group has recently supplied SVE (the "*Société de Véhicules Electroniques*" created by Dassault and Heuliez) with Li-ion batteries for a demonstration fleet of electric cars that will run three times further without recharging than current technology electric cars. The Group is also currently developing a high power Li-ion battery for the prototype of a new generation hybrid electric car in cooperation with DaimlerChrysler. The Group expects that hybrid electric vehicles will be the dominant segment of the vehicles market in the future. In the aviation market, the Group has signed two development and pre-production contracts with Smiths Aerospace (a division of Smiths Group plc), to supply two types of Li-ion batteries to be used in the F-35 Joint Strike Fighter to be built by Lockheed Martin, which plans on producing 3,000 such aircraft. Saft is also working closely with suppliers to the US armed forces, such as Boeing and Lockheed Martin, on new defence systems based on Li-ion technology. In 2004, the Group signed a contract with a major OEM to supply the US armed forces with Li-ion batteries for advanced missile system targeting applications. In the space market, Saft has developed Li-ion based batteries which are lighter and have better thermal retention qualities than batteries based on other technologies, and plans to use its technological leadership in this area to increase its market share.

Continue to develop strategic markets

Saft targets markets where technical characteristics are critical, requiring batteries to perform in challenging environments in a reliable manner and comply with the weight and size constraints required of specific applications. The Group intends to continue to expand in its established key markets where it already enjoys a leading position. Saft's strategy is to offer highly customized products that meet its customer's needs, enabling it to generate higher profit margins justified by the nature of the technology used, the expertise required and qualification procedures in the markets that Saft targets. Saft also intends to continue to leverage its strong customer relationships to be selected as the supplier of batteries for new programs, which can generate subsequent replacement sales.

Geographic expansion of manufacturing facilities to meet demand

Saft has benefited from the broad geographic coverage of its 16 manufacturing facilities located in 9 countries. The ability of the Group to supply customers locally is a significant competitive advantage. Saft plans to continue geographic expansion of its manufacturing facilities in response to market developments while maintaining its current manufacturing facilities. In order to fully benefit from Asian economic expansion and increasing demand in China in the mass transit (for example, metro transit and high speed rail projects) and construction (for example, utility meters) sectors. Saft is planning to open a new manufacturing facility in China that it expects will be operational by the beginning of 2006.

Further reduce exposure to low-end consumer markets

Saft has already made considerable progress in reducing its exposure to low-end consumer markets by discontinuing or disposing of a number of low margin consumer businesses prior to 2002, mainly in the mobile telephone sector (see the portable telecommunications and consumer segment of the RBS division appearing in section 4.5.5 hereof). These activities currently represent a very small portion of the Group's combined revenues. Saft intends to continue to reduce its exposure to low-end consumer markets by continuing to produce only high margin products for high value added applications.

Cut product costs

Saft is continuously seeking opportunities to reduce component and manufacturing costs (which together represented 43% of combined revenues in 2004) in order to improve margins. In the SBG division, the closure of the Friemann & Wolf Batterietechnik GmbH (Friwo) manufacturing facility in Duisburg, Germany during 2004, and transfer of these manufacturing operations to the Group's facility located in Büdingen, Germany, resulted in a significant decrease in production costs for the SBG division from January 2005. In the RBS division, the Group has patented a new positive electrode technology, to be launched in 2005, which it expects will reduce production costs for certain batteries produced by this division.

Saft believes there is potential to further increase efficiencies in its manufacturing processes, and through its continuous improvement programme, the "World Class Manufacturing Excellence Programme", Saft believes that it can further reduce costs, while maintaining high product quality. Since the launch of the World Class Manufacturing Excellence Programme in 1997, Saft has worked to put in place various initiatives aimed at increasing manufacturing efficiency. The World Class Manufacturing Excellence Programme employs "Kaizen" methods and techniques, particularly the continuous improvement technique. This programme aims to improve product delivery times, reduce inventory, develop personnel skills and capabilities, decrease the time to market of new products, increase the contribution of sales of new products as a percentage of the Group's combined revenues and increase the return on the Group's capital investment in production facilities.

In addition to the strategic development plan described above, the Group intends to implement within each of its divisions the strategies described in sections 4.5.3, 4.5.4 and 4.5.5 hereof.

The Group expects to be able to achieve the objectives of its strategic development plan without contributions of additional funds.

4.4. TECHNOLOGIES

Batteries are stand-alone power sources that convert chemical energy into electrical energy through a chemical reaction when the battery is discharged.

The basic components of a battery cell are the positive electrode, the negative electrode and the electrolyte (the conducting medium through which the current flows). Batteries consist of one or more cells of varying shapes and sizes which are assembled into battery packs. There are two main types of batteries, non- rechargeable (primary) and rechargeable (secondary). The active materials in a non-rechargeable battery are irreversibly converted during the chemical reaction which produces energy. The principal primary battery technologies are carbon-zinc, alkaline and lithium.

Secondary batteries are batteries which can be used (charged and discharged) repeatedly. The achievable number of charge and recharge cycles varies among technologies and is an important competitive factor. The main technologies used by Saft are Ni-Cd, Ni-MH, primary lithium and Li-ion. Rechargeable batteries based on these advanced technologies offer better and more reliable performance, especially under extreme conditions, and have a longer life, reducing replacement frequency and related costs, compared to batteries based on lead acid technology (which was developed in 1850) used in industrial batteries. The Group holds a total of 490 patents divided among 126 patent families according to battery technology (see section 4.9.1 of this information document).

A description of the main technologies used by Saft is set forth below:

Ni-Cd (Nickel Cadmium). Ni-Cd technology was developed in 1910 and remains, with lead acid, the main technology for industrial batteries. Ni-Cd technology based batteries accounted for approximately 45% of the Group's combined revenues in 2004.

Primary Lithium. Non-rechargeable lithium batteries, which were first developed in the 1960s, possess high-end storage and performance capabilities over a large range of formats. Primary lithium batteries accounted for approximately 35% of the Group's combined revenues in 2004.

Rechargeable Lithium (Li-ion). Li-ion is a rechargeable lithium technology, developed in the early 1990s, that Saft expects will be increasingly used in advanced applications in the aviation, defence and hybrid vehicle markets. Li-ion technology based batteries accounted for approximately 11% of the Group's combined revenues in 2004.

Ni-MH (Nickel-Metal Hydride). Ni-MH technology, which typically offers a 25% to 40% advantage in energy density relative to Ni-Cd, was adapted for commercial use in the early 1990s. Ni-MH technology based batteries accounted for approximately 3% of the Group's combined revenues in 2004.

Other Technologies. Thermal and silver based technologies are used to manufacture batteries used in missiles and torpedoes. Nickel hydrogen, or Ni-H_2, is a technology used in some satellite batteries. Batteries using these technologies accounted for approximately 6% of the Group's combined revenues in 2004.

The table below sets forth the key features of the main technologies Saft uses in its batteries, as well as the principal applications for such technologies.

Technology	Key Features	Principal Applications
Ni-Cd	• High energy density • High power capability • Long life cycle • Robust • Low cost • Wide temperature range	• Standby power • Rail • Aviation • Electric vehicles • Emergency lighting • Telecom standby • Portable equipment
Primary Lithium	• Long shelf life • High power and energy density • High cell voltage • Wide temperature range • Low weight	• Defense • Utility meters (water, gas, electricity) • Automated tolling systems
Li-ion	• Very high energy density • High power capability • Long life cycle • Wide temperature range • Low self discharge • Low weight • Maintenance free	• Military radios • Satellites • Aviation • Hybrid or electric vehicles
Ni-MH	• Higher energy density than Ni-Cd • Rapid recharge capability • Maintenance free	• Tramways • Electric bicycles and scooters

4.5. THE GROUP'S DIVISIONS

Saft is organized into three divisions: the Specialty Battery Group (SBG), the Industrial Battery Group (IBG) and Rechargeable Battery Systems (RBS). A description of the products, customers and competitors of each of these divisions is set forth below.

Overview of divisions and market segments

The following table sets forth the market segments of each of the Group's divisions, the percentage of the Group's 2004 combined revenues by market segment, the Group's positioning in each of these market segments, as well as the main customers and product applications of each division.

Market Segment (% of 2004 combined revenues)[1]	Market Position by market segment[1]	Division	Product Applications using Saft Batteries	Major Customers
Civil lithium[2] (18.8%) Military lithium[2] (19.6%) Traditional defence (5.5%) New defence (1.2%) Satellites (2.2%) Air depolarized (0.5%)	**First** **First** **Second** **Emerging Market** **Second** **Non-strategic**	**SBG**	• Automated meter readers • Defence systems • Electric fences • Medical and safety devices • Missiles • Portable defence radios • Road tolling systems (RFID) • Rocket launchers • Satellites • Torpedoes	• Alcatel Space • Boeing/Boeing Satellite Systems • Bofors • BAE Systems • DCN • EADS • ESA • French armed forces • German armed forces • Indian armed forces • Israeli armed forces • UK armed forces • US armed forces • ISRO • Lockheed Martin • MBDA Corporation • Orbital Sciences • Siemens • Thales • Baxter
Industrial standby (16.1%) Telecom standby (2.0%) Aviation (8.4%) Rail (7.0%) Electric and hybrid vehicles/ New technologies (1.8%)	**First[3]** **First[3]** **First[3]** **First[3]** **Emerging market**	**IBG**	• Auxiliary generators • Aviation back-up systems • Diesel locomotives • Electric & hybrid vehicles • Electric trains and metro systems • Hybrid electric tramways • Industrial process control • Motor and turbine starting • Power back-up systems • Rail back-up systems • Rail crossing controls • Solar & wind powered generators • Telecommunications networks	• ABB • Airbus • Alstom • AMTRAK • BellSouth • Boeing • Bombardier • Chloride Industrial • CHT • Dassault • Eurocopter • General Electric • Kawasaki • NorthWestel • RATP • Saft Power Systems[4] • SBC • Schneider Electric • Siemens • Smith Aerospace • SNCF • US Air Force
Emergency lighting (8.3%) Professional electronics & mobility (4.6%) Portable telecommunications & consumer (4.0%)	**First[5]** **Fourth** **Non-strategic**	**RBS**	• Electric bicycles • Electric scooters • Emergency lighting and alarms • Flashlights • GSM mobile phones • Payment terminals • Portable medical applications • Private portable radios • Wireless devices	• 3M • Cooper • EADS • Hilti • Ingenico • Legrand • Philips • Segway HT • Thomas & Betts • Vitelcom

1 Group estimates on the basis of its combined revenues (see the preliminary note to this information document on market share information).
2 Lithium-based technology is also used by the other Group divisions to produce Li-ion batteries (see section 4.5.4 hereof).
3 Market positions of the Group in the Ni-Cd industrial battery market.
4 *Former subsidiary of Alcatel, not affiliated with Saft.*
5 Market position of the Group in the Ni-Cd battery market.

4.5.1. Geographic distribution of revenues by division

For a description of the geographic distribution of combined revenues by division for each of the years in the three-year period ended December 31, 2004, see section 5.1 hereof.

4.5.2. Production volumes

Saft manufactures a variety of battery types in each of its divisions. The table below sets forth the number of batteries manufactured by Saft in the three years ended December 31, 2004, according to the principal type of battery produced.

	(in millions of units sold, unless otherwise indicated)		
	2002	2003	2004
Primary lithium batteries	49.0	66.0	71.0
Li-ion batteries	0.2	0.2	0.3
Portable Ni-Cd batteries	74.0	58.0	54.0
Portable Ni-MH batteries	17.0	6.0	6.0
Industrial (IBG) batteries (in capacity measured by MAh)	219.5	201.1	224.0
Satellite batteries (in units sold)	8.0	21.0	47.0
Traditional defence batteries (in thousands of units sold)	34.2	29.8	27.0

4.5.3. Specialty Battery Group (SBG)

Overview

The SBG division mainly supplies primary lithium batteries and Li-ion batteries to the industrial and defence markets, in which the Group is the world market leader, as well as silver-based primary and secondary batteries to the traditional defence markets (i.e. missiles and torpedoes) and Ni-Cd, Ni-H_2 and Li-ion batteries to the satellite market. The lithium batteries produced by the SBG division tend to be small, lightweight, resistant and long lasting, and are designed for highly specialized applications. Sales in the SBG division's markets tend to be project based as Saft develops batteries for applications in cooperation with OEMs, which typically leads to a supply contract with an OEM and subsequent replacement sales to end users. Saft's SBG division mainly targets certain segments of the lithium-based battery markets, which management estimates represented approximately €550 million in sales in 2004. The SBG division represented 47.8% of Saft's combined revenues and 58.6% of its EBITDA in 2004.

The table below sets forth the SBG division's combined revenues for each of the three years ended December 31, 2004 by market segment.

	(in € millions)		
	2002[1]	2003[1]	2004
Civil lithium[2]	79.8	97.4	110.3
Military lithium[2]	66.4	104.0	115.0
Traditional defence	25.0	33.0	31.9
Satellites	12.2	12.3	13.1
New defence	4.6	6.8	7.0
Air depolarized	4.5	4.1	3.0
Total	**192.5**	**257.6**	**280.3**

[1] Amounts for the fiscal years 2002 and 2003 have been restated to offset the effect of changes in currency exchange rates, by applying to these two periods the average exchange rate used to determine net income in fiscal 2004. For disclosure of amounts calculated according to French GAAP, see chapter 5 hereof.

[2] Prior to 2003, there was no breakdown between the civil lithium and military lithium segments, with total revenues for these segments amounting to €146.2 million. The breakdown appearing in this table for the fiscal year ended December 31, 2002 is based on Group estimates.

Strategy

To maintain and improve its position as a market leading provider of batteries to the civil and military sectors and in the satellite market, the Group intends to:

- *Identify emerging applications and develop new products to maintain and grow its share of the primary lithium market.* The primary lithium battery market remains the most important market for Saft's SBG division. To strengthen its leading position in this market, the Group intends to seek out new product applications for primary lithium technology batteries adapted to the needs of its customers. In particular, the Group is focusing on developing batteries for automated meter reading and road tolling systems, which it believes represent growing markets;

- *Maintain flexibility to continuously match production capacity with market demand.* Flexibility in its manufacturing and planning processes allows the Group to continuously adjust production capacity to match increases and decreases in demand in the various specialized markets it serves. For example, to meet an anticipated increase in demand in the civil lithium market, the Group expanded production capacity at its facilities in France in 2004, and is planning to open a new manufacturing facility in China that Saft expects will be operational by the beginning of 2006. Saft is also increasing production capacity at its Cockeysville (USA) facility for Li-ion batteries for use in satellite and new defence systems applications to meet expected increases in demand in these markets. Saft also increased production capacity for military lithium batteries between 2002 and 2003 to meet high levels of demand by the US armed forces by modifying production processes at its Valdese factory and employing temporary workers, and was able to efficiently decrease production capacity when demand returned to normal levels;

- *Continue to secure long-term supply contracts in the traditional defence market.* Saft is the leading European manufacturer, and the second leading manufacturer in the world, of batteries for the traditional defence market and has established long-term relationships with most major customers. These partnerships allow the Group to secure long-term supply arrangements with some of its main major customers in this market, such as BAE Systems and DCN. Saft also believes that its reputation as a leading developer of advanced battery technologies allows it to gain new customers in this market. Saft also hopes to gain market share in the submarine and missile launcher market with Li-ion batteries, which it believes offer better performance than alternative technologies currently used in these applications;

- *Work with OEMs to develop Li-ion based batteries for new defence applications.* Saft will continue to work with OEMs to develop advanced military applications that increasingly require reliable and powerful portable energy solutions. Saft is working closely with suppliers to the US armed forces such as Boeing and Lockheed Martin on new defence systems based on Li-ion technology, including hybrid military vehicles, high power smart weaponry and mini-submarines. In October 2004, Saft signed a contract with a major OEM to supply the US armed forces with Li-Ion batteries for targeting applications for a new advanced missile system. Saft is also working with OEMs in the defence industry to develop "future soldier" programs. Saft believes such applications will increasingly use Li-ion batteries, increasing demand for Saft's products; and

- *Increase market share in the satellite market.* Saft intends to continue to develop Li-ion technology for satellite batteries, which have size, weight and thermal management benefits over Ni-Cd and Ni-H_2 satellite batteries. Saft plans to use its technological leadership in this area to increase market share, especially in the US satellite market where it currently does not have a significant market share. Saft also sees a significant opportunity for sales in connection with the Galileo programme, through which the European Space Agency is planning to launch 30 satellites in the coming years. Saft has been chosen to manufacture the battery to be used for a prototype satellite for this programme, expected to be launched during the course of 2005.

Market segments

Civil lithium

Saft is the leading provider of batteries for the civil lithium market, serving specialized markets with customized primary batteries that are generally tailored to the needs of each individual customer. Generally, Saft designs and manufactures lightweight, high-performance, highly-reliable primary batteries tailored to the demands of OEMs. Saft believes this market will continue to grow as a result of increasing demand for batteries for automated utility meter readers and road tolling systems, in particular in the United States and Europe, and increasing demand for primary batteries for utility meters.

The table below sets forth a description of the main applications of the civil lithium market.

Main Applications	Features
Utility meters	Electricity, gas and water meter systems
Automated utility meter readers	Modules to transmit consumption data from meters
Memory back-up	Backup power systems for computer mother boards
Industrial electronics	Portable medical equipment applications
Alarms	Back-up batteries for intruder alarms
Automated road tolling systems	Batteries for transponders that allow toll gate systems to read account information on a vehicle's transponder and deduct toll charges from that account

Saft is developing new applications in the civil lithium market relating to asset tracking and satellite-based monitoring of transported goods (trucks, trains, and containers), and tyre pressure monitoring systems for high-end cars. The prices of civil lithium batteries sold by the SBG division vary according to model, and generally range from €1 to €3,000 per unit.

Customers in this market include both specialized OEMs and distributors. The Group has more than 100 OEM customers for primary civil lithium batteries, the largest of which represented 4.6% of combined revenues in this division in 2004. Temperature resistance, long life, reliability and small size are among the most valued technical capabilities for batteries in this market, with price being a less important factor. Products are designed and manufactured on a case-by-case basis to meet the specific needs of a particular OEM. In general, prototypes are prepared to meet the specifications of the application and there is a period of tests before the batteries are selected by the OEM client. The qualification and testing period can take up to two years before production begins. Given these requirements, once a battery manufacturer is qualified as the supplier, it is generally in a strong position to remain the supplier for the life of the product. Sales to distributors most often involve standardized products and permit wider geographic coverage of sales.

In 2004, the Group's combined revenues from sales of civil lithium batteries amounted to €110.3 million, in the market for the applications for which Saft produces batteries. According to Saft estimates, this market represented a total of between €275 and €325 million in sales in 2004. The Group's main competitors in this market are Sanyo Electric Co., Ltd., Matsushita Electric Industrial Co., Ltd. (Panasonic), Hitachi Maxell, Ltd. and Duracell. Saft believes that none of its competitors had a market share greater than 15% in this market in 2004.

Military lithium

Saft is the market leading supplier of lithium batteries for defence applications used in portable devices (e.g., radios and night-vision goggles) and battlefield systems (e.g., missile launchers and guidance systems). These applications require highly technical batteries that provide reliable power under extreme conditions with strict size and weight constraints. Sales in this market depend to a significant extent upon geopolitical situations in the world, as operations by major armed forces significantly affect demand. Saft expects advances in technology in the defence industry, such as "Future Soldier" systems, infantry field radio systems as well as replacement of alkaline batteries used in military applications in certain developing countries to have an impact on demand for lithium batteries in the defense market.

The table below sets forth a description of the main applications of the military lithium market.

Main applications	Features
Portable military devices	Radios (which account for most military lithium battery combined revenues), night vision goggles, thermal cameras and chemical monitoring devices
Battlefield systems	Missile launcher starter systems and guidance systems
Marine applications	Sonar buoys and unmanned and autonomous underwater vehicles used for communication and navigation aids

Batteries used in portable devices (mainly radios) account for most of the Group's sales in the military lithium market. The prices of lithium batteries sold by the SBG division in the defence market vary according to model, and generally range from €2 to €1,000 per unit.

Sales of lithium batteries to the defence market are predominantly driven by sales of replacement batteries directly to armed forces: in 2004, these sales represented approximately 90% of combined revenues in this market. Once a battery supplier has qualified with an OEM for an initial sale, replacement sales are made directly to the end-user, generally pursuant to multi-year contracts which are submitted for bids to qualified suppliers. Due to confidentiality and security concerns, there is generally a limited number of qualified suppliers for these applications. In this market, reliability as well as price drive purchase decisions, and long-term customer relationships are particularly important because there is a need to collaborate with OEM customers to reduce the size and weight of batteries for these mainly portable applications. Saft has a clear competitive advantage in this market, having the largest production capacity, leading product development teams and strong existing relationships with major armed forces and defence sector OEMs. Saft produces lithium batteries for defence applications in five different countries, as many defence customers favor local suppliers.

Saft's main customers in this market include the US, UK, French, Indian, German and Israeli armed forces. Sales to these customers are usually via competitive multi-year contracts ranging from one to five years. The US armed forces was Saft's largest customer for lithium batteries in the defence market in 2004. As the Group's largest customer in 2004, representing 12.3% of its combined revenues (including 11.3% with the US Defense Logistics Agency), the US armed forces acquired during the last fiscal period replacement batteries, mostly for portable military radios. Saft expects a gradual decline in demand in 2005 and 2006 to return to normal levels compared to the peak levels of demand in 2003 and 2004.

Armed forces of developing countries typically use older alkaline technology batteries in defence applications. Saft sees these countries as representing a potential market for future sales of its lithium batteries, which have significant performance advantages over alkaline batteries. Sales to OEMs such as Thales (France), Konsberg Defence Communications (KDC) (Norway) and Bofors (Sweden) accounted for approximately 10% of military lithium combined revenues in 2004.

Saft had combined revenues of €115.0 million in the defence market for lithium batteries in 2004, a market that Saft estimates represented between €230 and €270 million in sales in 2004. Saft's competitors in this market include small to medium sized independent manufacturers such as Ultralife Batteries Inc. and EaglePicher Technologies LLC, both based in the United States, Vitzrocell Co., Limited (via its tradename Tekcell) based in Korea, and AEA Technology plc based in the United Kingdom. Saft believes that none of these competitors had a market share greater than 25% in this market in 2004.

Traditional Defence

In the traditional defence market, Saft designs and manufactures silver-based batteries, mainly silver zinc, for torpedoes, missiles and rocket launchers, and thermal technology batteries (through its ASB joint venture with EADS, the principal European aviation and defence group) for tactical missiles. These batteries are required to be robust, have a long shelf life and be resistant to shocks, and must be customized to each application. The prices of batteries sold by the SBG division in the traditional defence market generally range from €50 to €150,000 per unit, depending on the model.

The table below sets forth a description of the main applications in the traditional defence market.

Main Applications	Technology	Features
Tactical missiles	Thermal batteries	Sales driven by defence investment programmes which are planned over long periods (5-15 years). Through ASB, Saft has a leading position in Europe in this market.
Torpedoes	Silver based batteries	Includes training torpedoes and combat torpedoes for submarines.
Standard missiles	Silver based batteries	This market is essentially limited to French customers due to the sensitivity regarding missile related technologies.
Launchers	Silver based batteries	Thrust control.

Silver Based Batteries

Saft has a strong position in the silver based applications market, which was further strengthened by the acquisition of the German company Friemann & Wolf Batterietechnik GmbH (Friwo) in 2003. Saft's customers for applications using silver based batteries are mainly European OEMs that manufacture torpedoes, including BAE Systems, DCN (formerly *Direction des Constructions Navales*), MBDA and Thales, with whom the Group has concluded long-term sales contracts. Shelf life and reliability are key purchasing considerations in this market. The largest customer in this market in 2004 was DCN, a French manufacturer that supplies torpedoes to the French Navy and markets torpedoes to other countries. Currently, there is no demand in the United States for silver based torpedo applications as the torpedoes used by the US military are powered by thermal rather than electric motors, although Saft is targeting the North American silver based missile and launcher battery market with higher performing Li-ion batteries. Saft believes this market represents a significant opportunity as its main competitor in the United States, EaglePicher Technologies LLC, does not currently offer Li-ion based products. Silver based batteries are also the technology standard for many existing missile programmes, while new missile programmes tend to use thermal batteries. The contract recently entered into by the Group relating to the supply of silver based batteries for use in British Sting Ray torpedoes through 2010 is also expected to serve as a growth factor in this segment.

Saft had revenues of €21.5 million in 2004 in the traditional defence market for silver based technologies, a market that Saft estimates represented approximately €40 million in sales in 2004 (excluding China, Russia and India, which are not target markets for Saft for political reasons). Saft's main competitors in this market are EaglePicher Technologies LLC, Ener-Tek International Inc. and BST Systems Inc. Saft believes that none of these competitors had a market share greater than 20% in this market in 2004.

Thermal Batteries

Saft designs and manufactures thermal based batteries for tactical nuclear missiles and smart weapons through ASB, a subsidiary it jointly owns with EADS, the pre-eminent European aeronautics and defence manufacturer. Demand for thermal batteries comes mainly from the US, with US customers representing a significant portion of worldwide demand in 2004 (this was significantly affected by geopolitical conflicts).

Saft's customers for thermal batteries are mainly OEMs such as EADS, MBDA, Thales, Lockheed Martin and Boeing. Thermal based batteries tend to be supplied through long-term contracts, as products are developed with OEMs in the context of defence programmes planned over the course of several years.

In 2004, revenues from sales of thermal batteries in the traditional defence market from ASB, the subsidiary jointly held with EADS, the leading European aviation and defence group, amounted to €20.8 million, of which €10.4 million were attributed to the Group, in a market that Saft estimates represented approximately €100 million in sales in 2004 (excluding China, Russia and Japan, which are not target markets for Saft due to political reasons). Saft's main competitor, EaglePicher Technologies LLC, is the market leader in this market. Saft believes that none of its other competitors had a market share greater than 12% in this market in 2004.

Satellites

The Group designs and manufactures batteries for geo-stationary to medium-earth orbit, low-earth orbit and micro-satellites. These batteries are used to power satellites used for telecommunications, science and military functions. Satellites require batteries that can withstand extreme conditions such as temperature variations and vibrations, operate reliably throughout the entire mission, and comply with strict size and weight constraints. Saft produces specialized batteries customized for the particular needs of each satellite. The development and production of a satellite battery typically takes approximately three years from initial inquiry to launch of a satellite. Demand is largely driven by telecommunications investment, defence budgets to development in cooperation with a large US OEM of Li-ion batteries for use in connection with the launch of the LEO (Low Earth Orbit) satellite, and special scientific projects, such as the European Space Agency's Galileo project, which expects to launch 30 satellites. Since it is impossible to replace a faulty item on a satellite deployed into space, reliability and long life are the most important battery characteristics valued by customers (see also section 4.9.2 hereof).

Satellite batteries are traditionally based on Ni-Cd and Ni-H_2 technology, although Saft has developed Li-ion technology batteries for satellites, which are lighter and have better thermal management qualities than other technologies. In 2004, there were two successful launches of geo-stationary satellites equipped with Li-ion batteries manufactured by Saft, and the Group estimates that 80% of its 2005 satellite sales will be Li-ion based batteries. The prices of satellite batteries sold by the SBG division generally range from €100,000 to €2.5 million per unit, depending on the model.

Most of Saft's satellite sales are in the European market, particularly to Alcatel Space, the European Space Agency and the European consortium Astrium, although 25% of Saft's 2004 combined revenues from satellite sales were to customers in the US market, notably Boeing Satellite Systems, and the Group has recently secured two new contracts with US-based Orbital Sciences Corporation. The Group also counts the ISRD (Indian Space Research Organisation) among its principal customers.

Saft had combined revenues of €13.1 million in the satellite market in 2004, a market that management estimates represented a total of approximately €50 million in sales in 2004 (excluding the Chinese and Russian defence markets, which are not target markets for Saft for political reasons). The Group's main competitor, EaglePicher Technologies LLC, is the market leader in this market. Saft believes that none of its other competitors had a market share greater than 15% in 2004.

New Defence Systems

In the new defence systems market, Saft is developing batteries, in collaboration with OEMs, for advanced applications in the defence market based upon high performance Li-ion technology. Advanced defence systems are typically applications that require reliable, lightweight and high-energy power sources, such as smart weaponry, hybrid military vehicles and mini-submarines. It can take up to five years from development of a prototype to deployment of an application. By working with OEMs to develop applications for new defence systems, Saft, as a general rule, is able to secure supply contracts with OEMs for successful applications.

The main customers for the new defence systems market are US-based OEMs funded by the US government. High power and long life are the most important technical aspects in current developments and a leading development team is key to being selected in major projects. The US government thereby funds some of the Group's research programs. For example, under the terms of a contract entered into with the US government, Saft will receive $16.9 million of financing from 2004 to 2009 to cover its expenses in connection with the Manufacturing Technology Development programme. This programme aims to improve production rates, reduce production time and increase the safety of Li-ion batteries used in new defence systems developed for the US armed forces. Under the terms of this contract, Saft is paid monthly on the basis of invoices reflecting actual costs incurred by the Group.

Air Depolarized

In the air depolarized market, Saft supplies primary batteries to a wide variety of industrial, agricultural and marine OEMs for a wide variety of specific applications, including railway signaling, electric fences and lamps on buoys used in harbors. Air depolarized batteries have a high capacity and require little or no maintenance. Air depolarized batteries, based on a relatively old technology, represent a historic activity for the Saft business in a shrinking market. Saft nevertheless intends to continue this activity as long as margins remain satisfactory.

4.5.4. Industrial Battery Group (IBG)

Overview

Through its IBG division, Saft is the world's largest manufacturer of industrial Ni-Cd batteries. Saft's IBG division manufactures high capacity, long-lasting, customized secondary Ni-Cd batteries for high-value added applications in the transportation, industrial and telecommunications sectors. The Ni-Cd batteries Saft produces are typically used for standby applications for industrial and telecommunications customers, backup power for safety and security systems on electric trains and aircraft, as well as batteries for electric and hybrid electric vehicles. Saft estimates that the global market for industrial batteries represented €3.3 billion in sales in 2004. Saft's IBG division targets the most demanding applications of the industrial batteries market for which Ni-Cd is the technology of choice, which management estimates represented approximately €300 million of the Group's combined revenues in 2004. IBG represented 35.3% of the Group's combined revenues and 39% of its EBITDA in 2004.

The table below sets forth the IBG division's combined revenues in each of the three fiscal years ended December 31, 2004 by market segment.

	(in € millions)		
IBG	**2002[1]**	**2003[1]**	**2004**
Industrial standby	77.9	84.3	94.6
Telecom standby	9.6	8.4	11.8
Aviation	41.4	40.4	49.2
Rail	41.5	39.4	41.2
Electric and hybrid vehicles and new technologies	12.6	7.5	10.6
Total	**183.0**	**180.0**	**207.4**

[1] Amounts for fiscal years 2002 and 2003 have been restated to offset the effect of changes in currency exchange rates, by applying to these two periods the average exchange rate used to determine net income for fiscal 2004. For disclosure of amounts calculated according to French GAAP, see chapter 5 hereof.

Batteries produced by the IBG division have a wide range of formats and typically last 10 to 15 years. Industrial Ni-Cd technology is used to manufacture robust and reliable secondary batteries that can withstand large temperature variations in a wide range of industrial applications. Saft has also developed Ni-MH and Li-ion based batteries for the most demanding applications that require no maintenance. The purchase prices of Saft's products are higher than those of competing lead acid products, but offer far superior reliability and longer life.

Strategy

To maintain and improve its position as a market leading supplier of high-end industrial batteries to the transport, industrial and telecommunications markets, Saft intends to:

- ***Gain market share from lead acid***. The industrial market currently supplied by lead acid technology batteries represents a significant potential market for Saft. The Group intends to gain market share from the lead acid producers by emphasizing the lower "life-cycle cost" of Ni-Cd batteries compared to lead acid for applications where the consequences of power failure are significant and where replacement costs are high, for example in the telecommunications standby market.

- ***Maintain and expand customer base***. The Group intends to increase its customer base in the industrial standby battery market by strengthening its Latin American sales network and opening a new manufacturing facility in China. The Group also intends to expand its customer base for Ni-Cd batteries by continuing to promote Ni-Cd technology to end users, who are able to designate the brand of the battery to be included in their applications.

- ***Gain market share in the aviation industry through strong partnerships with distributors***. 57.2% of Saft's combined revenues in the aviation market in 2004 were replacement sales in the civil aviation market. This market is dominated by a small number of distributors. Saft has strong supply relationships with major distributors in the aviation industry, and it intends to leverage these relationships to further increase its market share of the Ni-Cd aviation battery market.

- *Identify new applications for existing markets and emerging markets.* The Group intends to continue its development of advanced battery technology (Ni-MH and Li-ion) to meet highly demanding new applications, particularly in the aviation and rail industries and for hybrid and electric vehicles. For example:

    - in the aviation market, Saft is developing a high power Li-ion battery to power the electrical drives on the F-35 Joint Strike Fighter (JSF) to be built by Lockheed Martin. This innovative application could stimulate new opportunities for Saft in the aviation market;

    - in the rail market, Saft is developing high power Ni-MH batteries for hybrid tramway propulsion, which allow tramways to operate over limited distances without an external power source (i.e. without overhead wires);

    - in the electric vehicles market, Saft has recently entered into an agreement to supply SVE (the "*Société de Véhicules Electriques*" created by Dassault and Heuliez) with Li-ion based batteries for a demonstration fleet of electric cars that will allow electric cars to run three times as far without recharging than current technology electric cars. The Group expects that hybrid vehicles will be a major segment of the vehicles market in the future, and Saft is currently developing a high power Li-ion battery for a new model of hybrid electric car in cooperation with DaimlerChrysler; and

    - Saft also believes that other emerging applications such as renewable energy systems (solar, wind), emergency power supply systems (short duration back-up) and micro base stations in telecom networks represent significant potential markets for its IBG division.

Market Segments

Industrial standby

The Group's IBG division designs and manufactures batteries for industrial standby applications. These batteries are generally robust, have a long life and can perform under extreme conditions. Product applications in this market are principally emergency power back-up systems. The prices of industrial standby batteries sold by the IBG division generally range from €1,000 to €100,000 per unit.

Growth in this sector is generally correlated with GDP growth, and in particular with capital expenditures and investment in power generators in the industrial sector. A large part of industrial standby battery sales is made in the oil and gas sector and is highly correlated with crude oil prices. Saft expects that higher oil prices will drive investments in the oil and gas sector, improving prospects for the Group's industrial standby market segment.

The table below sets forth a description of the main applications in the industrial standby market segment.

Main applications	Range of applications	Features
Starting	Turbines Engines	Gradual start applications (e.g., heaters or lubricating oil pumps) Instant start applications (e.g., auxiliary generator sets)
Back-up	Industrial office (information systems)	Batteries that are used to meet peak electricity demand and to provide back-up power in industrial applications or computer information centres
	Supervision, Control and Data Acquisition (SCADA)	SCADA refers to industrial processes control. The potential consequences of a failure in the control of industrial processes are so severe that the power supplies must have a backup power source
	Switchgear	Switchgear refers to battery systems used in substations to close and switch high-voltage circuit breakers, for transformer protection and safe isolation during normal or fault conditions
	Trackside	Trackside includes applications such as signaling systems and crossing controls installed along railroads
Energy storage/supply	Solar Wind	Storage of energy produced by solar panels and wind-powered generators

Purchasing decisions in the industrial standby battery market are based in large part on a battery's performance, ability to withstand extreme conditions and reliability. The quality of customer relations and the reputation of the supplier are also key purchasing criteria.

The IBG division supplies batteries to OEMs (mainly European power systems OEMs), with customers including Chloride Industrial, Saft Power Systems (a former subsidiary of Alcatel, not part of the Group), General Electric, ABB Limited and Schneider Electric, who are well-known producers of electrical equipment. The Group also supplies its products directly to end-users, and in particular to oil and gas, water and electric companies. In 2004, approximately 74% of combined revenues were generated from sales of industrial standby batteries to OEMs, while the remaining 26% were generated from replacement sales to end users.

Saft had combined revenues of €94.6 million from sales in the industrial standby battery market in 2004, a market that management estimates represented a total of approximately €1,080 million in sales in 2004, of which Ni-Cd batteries represented €135 million. Saft's main Ni-Cd competitors in this market are Accumulatorenwerke Hoppecke Carl Zoeller & Sohn GmbH, HBL Nife Power Systems Limited, GAZ (Gerate Und Akkumulatorenwerke Zwickau GmbH) and GS Yuasa Corporation (jointly owned by Japan Storage Battery Co., Limited and Yuasa Corporation, a Japanese company). Saft believes that none of these competitors had a market share greater than 15% in this market in 2004.

Telecom Standby

In the telecommunications standby market, the Group's IBG division manufactures backup power stationary Ni-Cd batteries. Installed in outdoor telecommunications terminals, these batteries face extreme conditions where maintenance is difficult and costly due to their remote location. The prices of telecom standby batteries sold by the IBG division generally range from €1,000 to €5,000 per unit, according to model. Saft is also developing high performance Li-ion batteries which can be used in micro-base stations for mobile phone networks.

Growth in this market is generally driven by levels of capital expenditure in the telecommunications industry. A recovery in the telecommunications sector in 2004 has lead to an increase in sales in this market.

As a general rule, customers use the Group's Ni-Cd batteries where an uninterrupted power supply is absolutely necessary or the high cost of maintenance and replacement of batteries in remote locations justifies the higher purchase price of Ni-Cd batteries compared to lead acid batteries.

As lead acid batteries have a short life in extreme hot or cold temperatures, Saft's products offer customers a lower "life-cycle cost" when used in outdoor terminals subject to extreme temperatures. Since Ni-Cd batteries represent a very small part of the telecom standby battery market (1% versus 99% for lead based batteries), Saft sees a significant potential market for Ni-Cd telecom standby batteries. Saft's customers in this market are mainly North American telecommunications companies such as SBC and BellSouth, and Canadian telecommunication companies such as NorthWestel, although Saft has recently started to penetrate Asian markets through the supply of batteries to the Taiwan operator CHT (Chung Hwa Telecom), and South American markets.

Aviation

In the aviation market, Saft's IBG division supplies OEMs, distributors and airlines with Ni-Cd batteries used mainly for power back-up and emergency systems, as well as for engine and turbine starting and flight preparation. Since the consequences of power failure are significant for aircraft operators, batteries supplied to the aviation market must be highly reliable and durable, especially in extreme conditions. Most batteries utilized are Ni-Cd batteries. The prices of aviation batteries sold by the IBG division generally range from €1,000 to €10,000 per unit, according to model.

Although most of the batteries used in the aviation market are Ni-Cd based batteries, Li-ion is an emerging technology in this market. Saft has been selected to supply Li-ion batteries to the F-35 Joint Strike Fighter (JSF) programme developed by Lockheed Martin. Saft believes that there could be a shift towards increasing use of Li-ion batteries in the aviation market, and Saft is well-positioned to supply this potentially significant market.

A battery must be qualified by the OEM for each type of plane in which it is used. Typically, due to the cost of qualifying a battery for use in a type of plane, once a battery has been qualified for first use on a plane, the battery manufacturer is in a strong position to supply the replacement sales market. Replacement sales represented 79.3% of revenues in the aviation market in 2004.

The Group manufactures batteries for civil (passenger and freight) and defence customers in the aviation market. Saft is currently the sole supplier of batteries for Airbus and is qualified to supply most Boeing planes, as well as Bombardier, Dassault and Eurocopter aircraft. Replacement sales in the civil aviation market, which accounted for approximately 57.2% of the Group's combined revenues in the aviation market in 2004, are concentrated on two distributors based in the United States and one distributor based in Europe. Sales in the replacement market are mainly driven in the total number of hours flown by aircraft.

In the defence aviation market, Saft supplies batteries to the US Air Force (the Group's largest aviation customer in the defence sector), certain European air forces and the air forces of a number of developing countries, as well as OEMs such as Dassault and Eurocopter.

Saft had combined revenues of €49.2 million in the aviation market in 2004, a market that management estimates represented a total of approximately €95 million in sales in 2004, including €78 million in sales of Ni-Cd batteries alone. Saft's principal competitor in this market is MarathonNorco Aerospace, Inc. Saft believes that none of its competitors in the Ni-Cd aviation battery market had a market share greater than 25% in this market in 2004.

Rail

In the rail market, Saft's IBG division supplies OEMs and rail systems with Ni-Cd batteries for back-up systems for lighting, air conditioning and communication, and safety critical applications such as door opening and emergency braking, as well as for diesel locomotive starting systems. Batteries supplied to the rail market must be reliable and able to withstand extreme conditions. A battery used in the rail market generally has a life of 10 to 15 years. The prices of rail batteries sold by the IBG division generally range from €5,000 to €20,000 per unit, depending on the model.

The replacement and refurbishment of rolling stock as well as investments in mass transport systems drives growth in this market. The Group supplies batteries to OEMs and end user customers throughout the world. The Group believes that Asia represents a market with strong potential in the rail industry. Saft, which will soon open a manufacturing facility in China, expects to benefit from growth in the Asian rail equipment market.

Price, in addition to reliability and the ability to function under extreme conditions, are key purchasing criteria in this market. The rail market is also demanding increasingly compact batteries with reduced maintenance requirements.

Saft's customers include OEMs such as Alstom, Kawasaki, Siemens, and Bombardier, and rail operators such as SNCF, RATP and AMTRAK. In 2004, 48.7% of combined revenues in the rail market were to OEMs and 51.3% were replacement sales to rail operators.

Saft had combined revenues of €41.2 million in the rail market in 2004, a market that Saft estimates represented approximately €160 million in sales in 2004, of which €75 million represented Ni-Cd batteries.

Saft's major competitor in this market is Accumulatorenwerke Hoppecke Carl Zoeller & Sohn GmbH, although Saft also faces competition from Chinese, Russian and Ukrainian manufacturers in their local markets. Saft believes that none of its competitors had a market share greater than 30% in this market in 2004.

Electric and hybrid electric vehicles and new technologies

The Group is developing compact, high-power batteries based on Li-ion technology for use in electric and hybrid electric vehicles.

Saft has supplied Ni-Cd batteries for over 11,000 electric cars manufactured by PSA and Renault over the last 10 years. Saft is currently focusing on developing Li-ion batteries for the next generation of electric and hybrid electric vehicles. Saft has recently entered into an agreement to supply SVE (the *"Société de Véhicules Electriques"* created by Dassault and Heuliez) with Li-ion based batteries for a demonstration fleet of electric cars, which will allow the electric cars to run three times further without recharging than current technology electric cars. According to SVE, this market represents a potential of approximately 10,000 vehicles per year in the years to come. Saft expects that hybrid electric vehicles (including buses, trucks and trolleys) will be a major segment of the automobile market in the future, with a potential estimated market of 3 million vehicles by 2012. Saft is currently developing a high-power Li-ion battery for a new model of hybrid electric car in cooperation with DaimlerChrysler. In addition, Saft is in exclusive negotiations with a major American OEM with a view to developing a joint venture in this sector.

4.5.5. Rechargeable Battery Systems (RBS)

Overview

Saft's RBS division produces a limited range of portable, secondary Ni-Cd and Ni-MH batteries for emergency lighting and alarms, professional electronics devices and personal mobility devices. The Group also has a small remaining business in the consumer and telecommunications sectors. Sales in this division are heavily concentrated in Europe (representing 78.0% of the Group's combined revenues in this segment in 2004). External studies estimate that the global market for portable rechargeable batteries represented €5 billion in 2004. The Group targets limited segments of this market, focusing solely on the professional Nickel segments (Ni-Cd and Ni-MH). The RBS division represented 16.9% of the Group's combined revenues and 2.2% of its EBITDA in 2004.

The table below sets forth the RBS division's combined revenues by market segment for the three years ended December 31, 2004.

	(in € millions)		
	2002[1]	2003[1]	2004
RBS			
Emergency lighting and alarms[2]	52.1	47.6	49.0
Professional electronics & mobility[2]	28.9	25.4	26.9
Telecom & consumer	32.4	25.9	23.3
Total	113.4	98.9	99.2

[1] Amounts for the fiscal years 2002 and 2003 have been restated to offset the effect of changes in currency exchange rates by applying to these two periods the average exchange rate used to determine net income in fiscal 2004. For a reconciliation of these amounts to amounts calculated according to French GAAP, see chapter 5 hereof.

[2] Prior to 2003, Emergency Lighting & Alarms and Professional Electronics & Mobility sales were not recorded separately, with the total for these segments amounting to €81.0 million. The breakdown shown here for the year ended December 31, 2002 is based on Group estimates.

In this very competitive market, Saft is strongly positioned for applications where product reliability and performance as well as technical support are key. Important applications in this division include Ni-Cd and Ni-MH rechargeable batteries for emergency lighting and alarms, and for professional portable applications such as tools, instrumentation and medical devices. These batteries need to withstand extreme conditions, comply with security regulations and be competitively priced. Customers in this market are generally price sensitive as batteries can represent a significant portion of the end-product's cost. The weakening of the US dollar over the past two years has made Asian-based manufacturers in this market more competitive as they generally price their products in US dollars.

Strategy

To maintain sales and profit margins in its RBS division, Saft intends to:

- *Maintain a leading position in the emergency lighting market.* Saft intends to leverage its supply relationships and reputation to maintain and build on this market leading position.

- *Develop batteries for new applications in professional electronics, professional tools and mobility markets.* Saft intends to secure new customers in these markets by offering more high value-added applications to its customers.

- *Further reduce consumer businesses.* Saft has already made considerable progress by reducing production for the consumer market and by discontinuing or disposing of a number of low-margin consumer businesses in its RBS division, in particular in the portable telecommunications market. Saft intends to continue to reduce production for the consumer market by retaining only high value-added products with high margins. The Group also intends to continue to reduce the purchasing and production costs of the RBS division.

Market segments

Emergency lighting

In the emergency lighting market, Saft provides batteries for applications in public buildings or offices that are required to comply with local security regulations. The Group is the world's leading manufacturer of batteries in the emergency lighting market.

The Company estimates that its Ni-Cd and Ni-MH batteries represented a market share of €100 million of the emergency lighting battery market. Batteries in emergency lighting applications must be able to support the high temperatures generated by the lighting system locally, which leads to the exclusive use of Ni-Cd batteries. The demand for batteries in this market is principally driven by new construction and the renovation of public and private office buildings and to regulatory constraints regarding building safety, particularly in Europe. Battery prices for emergency lighting applications sold by the RBS division generally range from €2 to €6 per unit, depending on the model.

The main customers in this market are large electrical goods manufacturers, such as Legrand, Cooper, and Thomas & Betts. Saft's major competitors in this market are Sanyo Electric Co., Ltd, BYD Company Limited and GP Batteries Group (a division of GP Batteries International Limited, a subsidiary of the Gold Peak Group of Hong Kong).

Professional electronics and mobility

Saft supplies Ni-Cd and Ni-MH batteries for instrumentation, payment terminals, professional flashlights and high-end power tools in the professional electronics market and for electric bicycles and scooters (e.g., the Segway® Human Transporter) in the mobility market. Growth in this market is essentially linked to the development of numerous products and attracting new customers by offering increasingly complex products. This market is characterized by short product life cycles (typically, three to five years). Battery prices for professional electronics and mobility applications sold by the RBS division generally range from €5 to €250 per unit, depending on the model.

The Group has over 250 customers in this market, including Hilti, Segway, 3M and Ingenico. Key purchasing criteria for batteries in this market are brand (reputation), reliability and the ability to develop new products rapidly. Saft's major competitors in this market are Sanyo Electric Co., Ltd, Matsushita Electric Industrial Co., Ltd (Panasonic), BYD Company Limited and GP Batteries Group (Gold Peak).

Portable telecommunications and consumer

In the portable telecommunications and consumer market, Saft provides batteries for mobile and cordless phones and private mobile radios, and batteries for cordless appliances. In most cases, depending on the model, prices for batteries sold by the RBS division range from €2 to €30 per unit.

Worldwide demand in this market is driven by OEMs of consumer products. The Group's principal customers in this market are Vitelcom, EADS and Philips. Structural over-supply has driven prices down in recent years, which has also lead to a shift in production to countries with low labor costs. The Group decided several years ago to exit this market, except for high value-added products with high margins. Saft's major competitors in this market are Sanyo Electric Co., Ltd., BYD Company Limited, Matsushita Electric Industrial Co., Ltd (Panasonic) and GP Batteries.

4.6. SUPPLIERS, SALES, RESEARCH, INSURANCE AND EMPLOYEES

4.6.1. Manufacturing and suppliers

The Group maintains 16 production facilities in nine countries, and is planning to open a new manufacturing facility plant in China, which it expects will be operational by the beginning of 2006.

The table below presents Saft's main manufacturing facilities by division, and their geographic location.

Region	IBG	RBS	SBG
Europe	• Bordeaux, France • Oskarshamn, Sweden* • Raskovice, Czech Republic	• Nersac, France	• Bourges, France (ASB) • Glasgow, UK (MSB) • South Shields, UK • Poitiers, France • Budingen, Germany
USA**	• Valdosta, Georgia	• West Palm Beach, Florida	• Valdese, North Carolina • Cockeysville, Maryland
Rest of World	• Sydney, Australia***	• Singapore**	• Kiryat Ekron, Israel • Zuhai, China (beginning 2006)

* Includes a recycling facility.
** The Group also operates a commercial office in North Haven, Connecticut with a limited assembly line.
*** Limited assembly capability.

All premises used for the Group's business are owned by the Group or are occupied under long-term lease agreements with third parties.

The Group is committed to compliance with environmental regulations and has made a commitment to recycle certain of its customers' used batteries. In particular, the Group encourages the recycling of Ni-Cd batteries by operating its own dedicated recycling center in Sweden, establishing collection schemes worldwide and distributing information to its customers on the recycling procedures that it has put in place. The Group is the only advanced technology battery manufacturer to maintain its own dedicated recycling facility.

All of the Group's manufacturing sites have adopted an environmental management system in 1992, regularly improved since then, and substantially in line with the ISO 14001 standard.

The Group uses raw materials (metals and chemical products) and components in its manufacturing processes, with total raw material and component costs of €186.2 million, representing 31.7% of Saft's combined revenues in 2004. Saft's purchasing department is responsible for purchases of raw materials and components for all of its divisions and is headed by a group purchasing director reporting directly to the CEO, and two main purchasing directors (one director for SBG and one director for IBG and RBS) reporting to the Group purchasing director. Each manufacturing site has a dedicated purchasing manager for day-to-day purchasing needs.

The Group spent approximately €48.7 million on metal purchases in 2004, of which approximately €23.9 million was spent on nickel, cobalt, and cadmium, approximately €10.9 million on steel and approximately €7.5 million on lithium. Certain of the metals Saft purchases (e.g., nickel, cobalt) are traded on commodity markets throughout the world. Because prices for these metals fluctuate on a daily basis, Saft hedges, on a non-speculative basis, a significant portion of its expected purchasing requirements of nickel and cobalt through forward purchase contracts. Approximately 33% of the Company's expected nickel purchases in 2005 and more than 50% of its expected cobalt purchases in 2005 are covered by forward contracts entered into in January 2005. As of May 13, 2005, the weighted average price of these contracts for nickel was less than the market price of nickel as of the same date. The Group purchases other metals (including steel and lithium) and materials from suppliers based on negotiated prices. The Group purchases nickel powder, which it uses in production of its Ni-Cd batteries, from the world's sole supplier of this material.

4.6.2. Distribution, sales and marketing

The Group sells its products to OEMs, distributors and directly to end-users. As of December 31, 2004, the Group had 205 sales and marketing employees working in 24 sales centres located throughout Europe and the United States, as well as in Russia, China, Israel, Hong Kong, Singapore and Australia. Each of the Group's divisions employs its own sales force, although the Group's divisions share sales people in small markets as needed. Each sales force is responsible for qualification of batteries in applications and maintaining key customer relationships. The Group has established a sales force training programme for sales persons from all divisions. Where necessary, the Group supplements its sales teams by using sales agents in certain geographic areas, in particular in China, the United States, the Middle East, Africa and Latin America.

The table below sets forth the number of sales force employees of the Group as of December 31, 2004 by division and geographic region, not including employees of ASB and its subsidiary MSB.

	IBG	RBS	SBG	Total
Europe	59	20	28	107
USA	40	5	27	72
Asia	6	7	1	14
Rest of World	5	0	7	12
Total	110	32	63	205

The IBG division's sales forces are organized according to geographic region. These sales forces cover four geographic regions: Europe, North America, the Middle East, and Asia (Africa and Latin America are included in the Europe zone). These sales forces report directly to the division's sales director, based in Bagnolet, France. The division's marketing policy is centralized, as is the coordination of international bidding for projects where a number of the Company's customers may be competing for the same project.

The SBG division's sales forces are organized around the various brand names under which its products are marketed, and therefore has two sales forces worldwide, one of which is responsible for marketing and sales of its batteries sold under the Saft brand, and another which is responsible for products marketed under the Sonnenschein and Tadiran brands. Specialized local sales forces are dedicated to the space and defence industries. ASB, the subsidiary jointly owned with EADS, has its own sales force.

The RBS division has its own sales and marketing teams, although in some small markets, it shares its sales team with the SBG division.

In most of the high technology battery markets that Saft targets, the "Saft" brand name is a key criterion in clients' purchasing decisions. This brand reflects the Group's reputation as a producer of reliable, safe and high-performance batteries, and is an important competitive advantage. The Group also markets its products under other recognized brand names which allow Saft to benefit from strong positions in certain specialized markets around the world. These other brand names are: "Alcad," "Tadiran," "Sonnenschein Lithium," "Friwo," "Emisa," "Nife" and "Ferak." The "Tadiran," "Sonnenschein Lithium" and "Ferak" brands have an excellent reputation in certain markets for historical reasons.

In addition to commercial brands, Saft maintains numerous brand names for various product lines, for example the "ULM" brand used for the marketing of batteries for the aviation industry. Saft registers its trademarks in order to protect them in all the countries where the Group sells its products, or in those where there is a risk of trademark infringement.

4.6.3. Research and development

The Group maintains its main research and development facilities in Bordeaux, France, and in Cockeysville, United States, which employs nearly 50 people.

Nearly 250 of the Group's employees work on product development at the Group's production facilities. The Group's main research and development programs are focused on the development of new applications, the development of programs for the improvement of products and adapting products to the specific needs of its customers. Saft focuses on the development of new batteries based on Li-ion technology (such as high-powered batteries for use in the F-35 JSF combat aircraft, batteries for new defence systems or batteries for electric or hybrid vehicles) as well as the optimization, extension and technical support in the manufacturing of Ni-Cd, lithium and Ni-MH batteries. The Group maintains a close synergy between its research and manufacturing sites and the customers it serves, enabling the Group to develop and supply solutions for the most demanding applications. Project teams work in collaboration with customers' design engineers to integrate all aspects of engineering into the product design. For example, the Group carries out numerous technological development programs in cooperation with large OEMs and different government authorities. Saft's development teams represent an important competitive asset for the Group.

The Group funds a portion of its research and development efforts from external sources, including OEMs and governments. The main sources of external funding for research are or were the USABC, the European Union, PREDIT and DARPA. In 2004, Saft spent approximately €32 million, representing roughly 5.5% of its combined revenues, on research and development (€21.5 million of which was accounted for as "research and development expenses," representing 3.7% of the Group's combined revenues, and of which approximately €10.5 million were included in cost of sales or received from outside sources).

4.6.4. Insurance and risk cover

The Group has a policy of obtaining external insurance cover for the key insurable risks relating to the manufacture and sale of its batteries, and insuring such risks at reasonable rates. In order to obtain the best possible coverage for the companies of its Group, Saft uses the services of the French subsidiary of insurance brokerage company Marsh, which negotiates insurance policies on its behalf. As a general matter, most of the Group's insurance policies contain a coverage limit that applies either per claim or per year and per claim. In most of these policies, coverage is limited by a certain number of customary exclusions for these types of policies, which have relatively low deductibles.

The Group is insured for civil liability by XL Insurance Company Ltd. This insurance policy covers the Group worldwide for financial consequences resulting from civil liability in connection with its business resulting from bodily harm, tangible and intangible damages caused to third parties. The maximum coverage under this contract is limited to €60 million per year and per claim, with a further limitation of €15 million (for non consecutive intangible damages, accidental pollution, and negligence resulting in work related illnesses), and a further limitation of €5 million (for consigned assets).

The Group's different sites are insured against damages to assets and resulting operating losses under an insurance contract entered into with AXA Corporate Solutions Assurance SA. Certain assets and certain types of damages, which vary according to the territory in which the incident occurs, are excluded from this contract's coverage. The insurer's maximum coverage is €130 million per claim, with further limitations depending on the nature of (i) the damage (limited to €30 million for natural events and €10 million for earthquakes, hurricanes, storms and floods) and (ii) the type of asset insured (limited to €15 million for new acquisitions, third-party claims and miscellaneous expenses and damages). This coverage is designed to avoid a significant loss and ensure continuation of operations in the event of an accident.

The Group is insured for any risks linked to the transport of its production assets and equipment, finished and semi-finished products and raw materials, by Allianz Marine & Aviation and Axa Corporate Solutions Assurance S.A. The maximum coverage is limited to €5 million per claim. This policy includes a deductible and customary exclusions for this type of policy, but does not contain any further limitations for specific types of claims.

The Group has also subscribed with Alliance Marine & Aviation, a primary insurer, an insurance policy for products liability for the aviation industry (other than space products). This contract covers, within the limits of certain contractual exclusions, the Group's risks incurred in connection with its activities as a supplier to the aviation industry. The maximum coverage is €300 million per incident with a further limitation of $125 million for aborted flights.

The Group is currently negotiating with Alliance Marine & Aviation, a primary insurer, an insurance policy for products liability for space products. The maximum amount of coverage per claim would be €20 million for products delivered after March 1, 2005 and €10 million for products delivered prior to this date.

The Group is also insured against the risk of financial loss resulting from fraudulent acts committed by third parties or by employees to the detriment of the Group or a customer. This policy is held with Chubb Compagnie d'Assurances Européenne S.A. The maximum coverage per claim is €10 million.

Finally, the Group has an insurance policy for environmental matters with AIG Europe. This policy covers, under certain conditions, environmental risks related to the Group's production facilities located outside the United States with a maximum coverage of €15 million per year and per claim. Concerning production facilities in the United States, the Group has subscribed for an insurance policy with AIG Environmental, Inc. for environmental risks, with maximum coverage of $10 million for the period expiring October 15, 2007.

The total amount of insurance premiums paid by the Group amounted to approximately €4.2 million in 2004. The insurance policies covering the Group's civil liability and environmental risks exclude coverage of contractual warranties granted by the Group giving rise to obligations exceeding its legal obligations.

The Group considers that these policies take into account the nature of the risks incurred by the Group and are in line with current offerings in the insurance market for groups of a similar size and involved in similar activities. The Group considers that every significant asset or activity is covered by an insurance policy.

4.6.5. Employees

The Group had approximately 4,000 employees as of December 31, 2004 (including approximately 70 temporary employees), with approximately 48% of its employees located in France.

As of December 31, 2004, the average age for all employees of the French companies of the Group was 43.4 and their average length of service was 18.7 years.

The table below sets forth the number of Group employees by country and changes in the number of employees since 2002 (including all of the employees of ASB and of its subsidiary MSB).

Country	December 31, 2002	December 31, 2003	December 31, 2004
France	2,024	1,933	1,951
USA	648	676	804
Sweden	414	401	406
Israel	259	275	282
Czech Republic	206	201	188
Others	313	480	399
Total	3,864	3,966	4,030

The tables below show the number of the Group's employees (including all employees of ASB and its subsidiary MSB) and by function (not including all employees of ASB and its subsidiary MSB) at year end for each of the three years ended December 31, 2004 by division.

Division	December 31, 2002	December 31, 2003	December 31, 2004
SBG	1,549	1,797	1,873
IBG	1,367	1,353	1,348
RBS	771	713	707
Administrative headquarters	177	103	102
Total	3,864	3,966	4,030

Function	December 31, 2002*	December 31, 2003*	December 31, 2004*
Manufacturing	2,698	2,725	2,821
R&D/Engineering	264	281	303
Quality	80	86	82
Marketing	38	38	38
Sales	156	154	167
Contract Management	9	9	9
Administrative	456	502	438
Other	15	16	16
Total	3,716	3,811	3,874

* Classification by function not available for ASB and MSB.

Over the past several years, Saft has undergone restructuring transactions involving internal and external workforce reassignments of certain of its employees. Saft expects that any consequences resulting from employment management in connection with these restructurings will not have a significant effect on the Group's financial situation.

The Group's employees are represented by trade unions in a number of countries such as France, the United States, Sweden, the UK and Germany. The degree to which the Group's employees are represented by trade unions varies from country to country. In France, the five principal national trade unions are represented at the Group's various French manufacturing sites. At Saft S.A., the Group's main subsidiary in France, the employees' representative bodies are those provided for by French law: a central works committee (composed of elected members from various committees), a works committee for each production site, a union delegate, appointed by his union and representing the union within the company, and a health, safety and working conditions committee. Employment contracts for most of the Group's employees are governed by local collective bargaining agreements. In the past three years, the Group has experienced only two strikes at its production facilities in France which lasted an aggregate of five days. Neither of these strikes had a material effect on the Group's business. No other significant labor unrest, business interruption or significant strikes have occurred over the past three years. The Group believes that, on the whole, its relations with its employees are good.

In addition, the Group's French companies entered into agreements with union organizations in connection with the application of French legislation relating to the reduction of working week time. Given the complexity of these regulations, the Group had to make a certain number of decisions regarding the mode of applying these regulations. Saft expects any future disputes relating to this mode of application not to have a significant effect on the Group's financial situation.

For information regarding potential costs linked with the forced or normal retirement of the Group's employees, see note 17 to the Combined Financial Statements in section 5.3.9 hereof.

4.7. KEY DATES AND DEVELOPMENT OF THE GROUP'S ORGANIZATIONAL STRUCTURE

4.7.1. Key dates

The key events and dates in the Group's development are as follows.

1918	Société des Accumulateurs Fixes et de Traction (Saft S.A.) is founded in France by two Swiss electrochemists to manufacture and distribute nickel-based batteries for industrial applications and storehouse trolleys.
1924	Admission of the shares of Saft S.A. for listing on the Paris Bourse.
1928	Acquisition of Saft by Compagnie Générale d'Electricité (which later became Alcatel).
1940-1980	Saft develops its operations in the United Kingdom (1940s) and in the United States (1970s). In the early 1980s, Saft commences operations in Asia (Singapore).
1995	Alcatel repurchases all the shares of Saft S.A. that were de-listed in 1995.
	Saft S.A.'s shares are listed on the Paris Stock Exchange. In the early 1990s, Alcatel acquires 100% of Saft S.A.'s shares, and in 1995 the listing is terminated.
	In the late 1980s and early 1990s, the Group acquires two of its major competitors, Nife and Alcad, as well as the Czech company Ferak, to strengthen its position in the industrial battery market.
2000	Acquisition of Tadiran, an Israeli manufacturer of lithium batteries, with operations in Israel, the United States and Germany, including a 50% stake in Sonnenschein Lithium in Germany.
2001	Saft significantly downsizes its rechargeable battery division (now the RBS division), through the closure of a manufacturing facility in Tijuana, Mexico and the sale of its battery assembly facility in Korea and its Uniross distribution facility, resulting in a workforce reduction of approximately 1,300 employees.
	Acquisition of Hawker Eternacell, a leading provider of lithium batteries to the US and UK armed forces. Saft also increases its stake in ASB from 22% to 50%, and increases its stake in Sonnenschein Lithium from 50% to 100%. All of these companies are now part of its SBG Division.
2003	Acquisition of the German company Friemann und Wolf Batterietechnik GmbH (Friwo), and the assets of Emisa and Centra, from Exide. These companies produce industrial Ni-Cd batteries, lithium batteries for the defence industry and batteries for torpedoes.
January 2004	Acquisition from Alcatel of all of the Group's businesses by the Doughty Hanson Funds.
2004-2005	Debt refinancing transaction in connection with the acquisition of the Saft group by the Doughty Hanson Funds in December 2004, followed by an internal reclassification of the Saft Finance Sarl shares in February 2005.

4.7.2. Relationship with Alcatel

Since the sale of the Saft group in January 2004 by Alcatel to the Doughty Hanson Funds, relations between Alcatel and Saft have been good and have been essentially limited to their respective obligations under the terms of the contracts relating to the sale.

Saft Finance Sarl is required, in connection with the acquisition agreement between the Doughty Hanson Funds and Alcatel, to pay to Alcatel half of the cash held by ASB on the date of the sale of the Saft group by Alcatel to the Doughty Hanson Funds, amounting to €4.2 million, as soon as such amount may be distributed in agreement with EADS (which owns 50% of the share capital of ASB). ASB paid its shareholders in September 2004 a dividend of €607,484, and Saft Finance must therefore, pursuant to the above agreement, pay €303,742 to Alcatel. Upon payment, this amount will be deducted from the €4.2 million referred to above.

4.7.3. Reorganisation

In connection with the Reorganisation, it is intended that all of the shares of Saft Finance Sarl will be contributed to the Company in order that the operating companies of the Group will all be entirely held (or, in the case of ASB, the jointly held subsidiary with EADS, held 50%), indirectly, by the Company prior to the listing of the Company's shares on the Eurolist market of Euronext Paris.

A description of the Reorganisation is set forth in section 3.2.3 hereof.

4.8. REGULATION

4.8.1. Environmental regulation

Overview

Saft is subject to a broad range of environmental and health and safety laws and regulations in each of the jurisdictions in which it operates a production site, which impose increasingly stringent standards on Saft and in most cases require specific permits for Saft to conduct its business. They relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, asbestos removal, waste disposal practices, and clean-up of environmental contamination (see section 4.13.4 hereof.)

EU Legislation

The current European legislation in force applicable to batteries containing certain hazardous materials is the directive 91/157/EEC. This directive limits the amount of mercury that can be used in batteries, requires separate collection of batteries containing mercury, cadmium and lead, and requires standard marking on products containing these metals. All of the Group's batteries conform to these provisions.

The European Commission has proposed an amendment to this directive to require the collection of all types of batteries and to introduce producer responsibility for collection. The European Parliament and the European Council have both proposed amendments to the European Commission's proposal, and the current draft provides only for a ban on the production and sale of Ni-Cd consumer batteries. The proposed directive is scheduled to undergo a second review by the European Parliament in the near future.

Another proposed regulation that may affect the Group's business is the European Union's regulation concerning the registration, evaluation, authorization and restriction of chemicals ("REACH"), a draft form of which was adopted by the European Commission on October 29, 2003, and which is currently under review by the European Parliament and European Council. This Regulation could be adopted as early as 2006.

U.S. Legislation

The U.S. Department of Transportation and similar government authorities of other countries consider lithium to be a dangerous substance and therefore regulate the transport of lithium batteries by air. The Group is in compliance with these air transport regulations. However, no assurance can be made that additional or modified regulations will not be adopted in the future concerning the manufacture, transportation, use, storage and disposal of lithium batteries and the substances used in their production, or that any such regulation will not have a significant effect on the financial situation of the Group or its customers.

4.8.2. Export controls

Certain national regulations (especially in France, the United Kingdom and Germany) restrict in a general or specific manner the exportation of certain products. These regulations are namely applicable to products which could be or are intended for military or nuclear applications. These restrictions affect countries considered sensitive for national security reasons. Among other things, embargoes may be put in place relating to certain persons, groups of persons or organizations considered terrorists.

In addition to the exportation of products, certain accessory transactions, such as technology transfers (for example, the provision of technical assistance or the sale of know-how) are also subject to export restrictions. Transfers of technology to certain countries must be notified to the competent authorities who may, under certain circumstances, require specific authorization to be obtained. These types of restrictions affect the Group, namely regarding China, where the country soon intends to open a new production facility.

In the United States, application of the International Traffic in Arms Regulations ("ITAR") is handled by the State Department Directorate of Defense Trade Controls (the "DDTC"), previously known as the Office of Defense Trade Control. These regulations restrict exportation from the United States and importation into the United States of certain arms, arms components or other goods, technologies and services designed, modified or used for primarily military purposes, or any goods containing such components. ITAR applies extraterritorially to all persons, whether or not they have any connection with the United States or are located outside of the jurisdiction of the United States.

ITAR prohibits the exportation or temporary importation of certain arms, arms components or other goods, technologies and services designed, modified or used for primarily military purposes, or any goods containing such components, except pursuant to a license or written authorization from DDTC. The list of goods subject to the restriction is defined in ITAR article 121 and is commonly referred to as the United States Munitions List. Certain batteries appear on this list.

As a general rule, only persons of US nationality and foreign state entities may obtain a license or written authorization from DDTC. Foreigners other than state entities are not eligible.

In the event of noncompliance with ITAR, the DDTC can impose civil penalties of up to $500,000 per violation, revoke the export authorization or license and seize goods sent from the United States. Any false or misleading declaration made to the DDTC by an entity or person is also a crime punishable by imprisonment of up to 10 years and a penalty of up to $1 million.

These licenses are, as a general matter, subject to regular controls by the issuing States. Export licenses are only rarely challenged. It is nevertheless possible, under exceptional circumstances, that licenses will not be issued in the future or will be revoked, either for political reasons linked to the development of geopolitical events or changes in the political regime in the country where the products in question are exported. Any actual or intended violation of the conditions of use of these licenses could affect the Group's financial situation.

4.8.3 Statement of final end users

The export of batteries used primarily in military applications to non-EU or non-NATO (North Atlantic Treaty Organization) member countries, or to countries not allied with NATO, requires a statement from the final end user. These statements are issued by the government authority of the destination country and must indicate precisely the identity of the recipient of the batteries and the purpose for which the batteries are to be used. In France, such statements are required for all exportation to non-EU or non-NATO member countries, or to countries that are not allied with NATO. The purpose of the statements is to avoid re-exportation of the batteries to politically sensitive countries or to unauthorized individuals or groups. Any such re-exportation could result in the authority which delivered the statement being put on a watch list and all future export requests could be delayed or refused by the French State.

4.8.4 Transactions with customers in countries sanctioned by OFAC

As a result of the international nature of its business, the Group is subject to a series of laws and regulations in numerous countries in which it operates, as well as to international conventions, namely those relating to international sales of goods. Certain countries in which the Group operates, including Iran, Syria and Libya, are or have been subject to sanctions by the United States Treasury Department's Office of Foreign Assets Controls ("OFAC"). No US persons are involved in the provision by the Group of products and services to customers located in countries sanctioned by OFAC. The Group does not engage in any re-exportation transactions of US goods to customers located in countries sanctioned by OFAC.

4.9. DEPENDENCE ON CERTAIN FACTORS

4.9.1. Dependence on patents and licenses

Most of Saft's products incorporate a wide variety of technological innovations, some of which are protected by individual patents. The Group currently holds 490 patents in 126 families relating to advanced technology batteries. The Group's patents are held primarily in Europe, Japan and the United States. Saft acquired a large number of the patents in its portfolio in connection with an agreement with Alcatel on January 14, 2004. The change of ownership pursuant to this agreement was notified to the relevant administrations where the patents are registered and is awaiting publication. Saft will only be able to assert its rights with respect to these patents once the change of ownership is published. Saft is not dependent upon any one patent or group of related patents which it does not own, except for two patents related solely to Ni-MH technology and which are used in the manufacturing of certain batteries of the RBS division. Saft has the necessary licenses for the use of these patents from their owners. Revenues generated by Saft using Ni-MH patents represented approximately 3% of the Group's combined revenues. All competitors in the industry using Ni-MH technology have a similar dependence on the use of these patents. While the Group currently maintains good relationships with these patent owners, and has taken steps to protect its interests in its agreements with such parties, there can be no assurance that it will continue to benefit from such rights or that the terms of these agreements will be respected.

Many of the technologies used in the manufacture of Saft's products are treated as trade secrets, and the Group has programs in place to protect these trade secrets.

All of the Group's employees working on these technologies are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by the Group. There can, however, be no assurance that these agreements will be enforceable by the Group or that, in the event of a breach, satisfactory recourse could be obtained.

Saft also has numerous trademarks, including the Saft, Alcad, Nife, Friwo, Tadiran, Ferak and Emisa names. Saft Power Systems (formerly an Alcatel subsidiary) has a royalty-free, worldwide and non-exclusive (other than in respect of the use of the Saft name in connection with the terms "Power" or "System") license to use the Saft name subject to certain conditions, through 2009. Saft Power Systems may also obtain an extension of this license through 2011, in exchange for the payment of a royalty during such additional period.

4.9.2. Dependence on supply, industrial, commercial or financial agreements

The following are agreements upon which the Group's business is dependent:

US government contracts

The US government as well as various US government agencies are among the most significant of the Group's customers. Certain contracts with these customers include unilateral termination provisions permitting the customer to terminate the contracts at its convenience. However, if the contracts are terminated, Saft is entitled to certain payments as defined in the contracts, as well as to reimbursement for allowable costs prior to the date of termination. Contracts with US government agencies are also subject to unilateral modification of price and other terms by the US government, notably in the event of budgetary constraints and for the adjustment of certain means of production to its needs.

The Group's current contracts with the US armed forces for military lithium batteries, which represented 12.3% of the Group's combined revenues in 2004 (including 11.3% with the US Defense Logistics Agency), allow the US armed forces to order batteries from Saft through November 2006. Due to the Group's strong relationship with the US armed forces and the amount of time it takes to secure a new supplier (which could take up to 18 months), Saft hopes to continue to supply the US armed forces with lithium batteries under these contracts.

In fiscal year 2004, there was no other significant customer representing more than 3% of the Group's combined revenues.

Contract for the supply of nickel powder

There is only one company in the world that produces nickel powder. Saft and other battery producers are therefore exclusively dependent upon this producer to continue to supply nickel powder. There are no other suppliers holding a monopoly position and on which the Group is similarly dependent. As of the date hereof, there is no other contract representing more than 5% of the Group's combined revenues.

Commitments with Israel and France

By letter dated December 11, 2003, and in connection with the sale of the Saft group by Alcatel to the Doughty Hanson Funds, Tadiran, the Company's Israeli subsidiary, committed to the Israeli Ministry of Defence (the "MOD") to keep confidential all information relating to the order of batteries by the MOD and classified under the Israeli Security Directorate. Tadiran also undertook that its general manager would be an Israeli citizen meeting strict security requirements. Any change in control of Tadiran must be notified to the MOD and be pre-approved by the Chief Scientist Office and the Investment Center of the Israeli Ministry of Industry and Commerce.

As of the date hereof, in view of the Offering, the required notification and authorization in respect thereof have been provided and received.

By letter dated January 9, 2004, Saft Finance Sarl and Saft Acquisition SAS entered into commitments with the French State regarding assets, activities and technologies owned by Saft S.A., ASB and certain of their subsidiaries to be used for French national defence.

In this letter, the companies granted to the French State a right of first refusal in the event of change of control of the Saft group. This right has been terminated and may no longer be applied in connection with the Offering nor in the future. The other commitments will last as long as Doughty Hanson owns more than one-third of the share capital of Saft Groupe through its subsidiary Saft Beta. Once Saft Beta Sarl falls below this one-third threshold, the only commitments that will be binding on the Company are those described below.

The Company concluded with the French State an agreement dated May 4, 2005 which lasts 90 years. Under the terms of this agreement, the Group has agreed to maintain the general management of the Group and associated functions in France. The Company has entered into certain commitments and has agreed to ensure that its subsidiaries will comply with their obligations for the direct or indirect benefit of the French ministry of defence and relating, namely, to the future provision by its French subsidiaries of products used in French national space and defence applications on fair and reasonable terms for all parties, and has also agreed, under certain conditions relating mainly to the competitive environment, to maintain and develop in France certain assets and critical technologies relating to French national defence. The assets and critical technologies for French national defence applications include those existing on the date of the entry in force of the agreement or that are developed during the course of the agreement for French defence markets. These assets and critical technologies extend to project oversight capability, conception, production, integration and operational maintenance of batteries used, namely, in nuclear arms, aircraft and missiles used by the French armed forces. Finally, the State will name a government commissioner to Saft Groupe S.A., in a similar manner as it named a government commissioner to Saft S.A. and ASB in 2004. The government commissioner must receive certain information relating to the Group's cash flows, principal changes in shareholdings, and all information communicated to the members of the supervisory board. The provision to the government commissioner of various information within the scope of his position does not affect the confidentiality agreements binding on the Company or it subsidiaries. Any change of control of the Company would have no impact on the Company's commitments towards the French State.

In the event of a breach of these commitments, the State may seek to hold the Company liable in accordance with legal provisions applicable to the agreement. Saft Finance Sarl and Saft Acquisition SAS, two subsidiaries of the Company, were absolved of all responsibility arising from the authorization relating to foreign investors delivered on January 9, 2004.

Other Contracts

The Company and its subsidiaries enter into a large number of supply agreements for which the term, pricing and payment conditions, liability provisions, applicable law and other terms vary significantly from one agreement to another. This diversity results from the varied practices of the different customers with which Saft conducts business, as well as the numerous markets in which it operates.

In accordance with legislation applicable in the Group's main markets, a certain number of contracts entered into with public sector entities, in particular in the defence and public sectors, may be granted only at the end of a bidding procedure governed by local laws and regulations.

The warranties granted by Saft to its customers vary according to the applications for which the batteries are intended. Except for military contracts and certain agreements with OEMs that include specific warranty clauses, Saft's contractual warranties generally cover manufacturing and product defects and apply only when the customer uses the product in accordance with the terms of the contract. The warranties are generally limited to the replacement by the Group of the defective battery.

The Group's standard contract clauses thereby limit the right of customers to return products solely in the case of technical malfunction and do not, in this respect, contain general clauses allowing for returns by customers of unsold items. Nevertheless, for commercial reasons, the Group may recall batteries if it considers that they were not satisfactory to the customer or present a risk for the user. The cost of such returns is estimated at approximately €5 million per year, and represents approximately 0.8% of the Group's combined revenues.

Except in exceptional cases, the Group's contracts contain warranties, the terms of which vary according to the particular application and technology, and which are typically as follows:

- IBG/ industrial standby: 1 to 3 years;
- IBG/ telecommunications standby: 5 to 10 years on a sliding scale;
- IBG/ rail and aviation: 1 to 5 years;
- IBG/ electric vehicles: 4 years;
- SBG/ civil lithium: 1 to 2 years; and
- RBS/ all products: 1 year.

In the space sector, the contractual warranty period generally ends upon the launch of the satellite.

Finally, certain long-term contracts entered into with the Group's customers in the defence sector include price revision clauses that allow all or part of the increase in the cost of raw materials to be reflected in the sales prices of the Group's products.

4.10. LITIGATION

The Group is involved in litigation and arbitration proceedings in the normal course of its business. Provisions have been made for such litigation and arbitration proceedings in accordance with generally accepted accounting principles in France. No litigation or arbitration over the past five years has had a significant impact on the Group's financial situation, business or results of operations. Saft does not expect that such litigation and arbitration proceedings, individually or collectively, will have a material adverse effect on the Group's results of operations, business or financial situation. For more information concerning the method of provisioning for such litigation, see note 26 to the Combined Financial Statements appearing in section 5.3.9 hereof.

4.11. CAPITAL EXPENDITURE POLICY

Saft's capital expenditure policy primarily relates to research and development, maintenance and improvement of facilities and bringing such facilities in line with current regulations, construction of new facilities and cost reduction and facility optimization programs. For more information, see section 5.3.4 hereof.

Principal capital expenditures during the last three years

The table below sets forth Saft's capital expenditures for each of the three fiscal years ended December 31, 2004, with a breakdown by division.

(in € millions)	2002	2003	2004
SBG	8.9	7.4	10.4
IBG	3.4	4.3	3.6
RBS	4.2	2.7	1.9
HQ/Other	1.1	0.8	0.6
Total	**17.6**	**15.2**	**16.5**
% of combined revenues	3.2%	2.7%	2.8%

Saft's capital expenditures increased in 2004 compared to 2003, reflecting the acquisition of production equipment for new applications, cost reduction programs, and essential maintenance, replacement and improvement of production equipment. For example, the Group invested in equipment at its Poitiers facility in order to allow for the launch of a new range of primary lithium products.

Principal capital expenditures in progress

Saft expects to spend approximately €24 million on capital expenditures in 2005 for the development of batteries for new applications, cost reduction programs, and essential maintenance and replacement of equipment, including €3.4 million relating to opening its first manufacturing plant in China, which will manufacture batteries for both its IBG and SBG divisions.

Method of financing

Saft finances its capital expenditures through cash generated from operations.

Production capacity

The production units of Saft currently all have unused production potential capacity. Saft believes therefore that it has unused production capacity allowing it to meet possible increases in demand.

Nevertheless, in view of the complexity of the sectors in which the Group operates, production capacity at certain principal production facilities may from time to time operate at full capacity.

The Group believes it has sufficient production capacity to meet increases in demand in the medium term as anticipated by the management.

4.12. PARENT-SUBSIDIARY RELATIONS

The Group is structured in order to maintain at least one subsidiary in each country in which it manufactures its products.

Profit and loss items at the Group subsidiary level are not pertinent indicators of the Group's performance, which rather are measured at the division level or, as the case may be, at the level of the market segments in which the Group operates (see section 5.3.2 hereof). For information purposes, other than Saft S.A. and Saft America, Inc., which represented 34.7% and 36.6%, respectively, of the Group's combined revenues for the year ended December 31, 2004, none of the Group's operating subsidiaries, taken individually, represented more than 10% of the Group's combined revenues for this period. The table below shows the breakdown in combined revenues by division of Saft America, Inc. and Saft S.A. for the year ended December 31, 2004.

	(in € millions)			
	IBG	**RBS**	**SBG**	**Total**
Saft America, Inc.	72.2	14.3	128.4	**214.9**
Saft S.A.	56.4	77.2	69.9	**203.5**

4.13. RISK FACTORS

4.13.1. Risks relating to Saft's business and strategy

Technological developments could result in a loss of the Group's competitive advantages.

Saft's business is focused on specialized high-end markets for advanced technology batteries. Saft holds leading positions in many of these markets because it provides high value-added products to its customers through its innovative technologies and its ability to customize its products for the development and specifications of its customers. At present, standardized batteries produced using technologies currently available generally do not meet Saft's customers' needs. However, technological developments in battery manufacturing may result in standardized batteries that meet these needs. For example, if technological developments enable modification of existing low-cost battery technologies, such as lead acid batteries, to meet the needs of its customers, the Group's combined revenues could be significantly affected.

In addition, over the past several years, new energy storage technologies such as fuel cell and flywheel technology have been introduced by certain of the Group's competitors for use in selected applications that compete with the Group's products. Saft's ability to achieve significant and sustained penetration of key developing markets, including aerospace and defence, will depend upon its success in enhancing its products and developing new products to successfully compete with those new technologies. If Saft fails to develop, manufacture and sell products that satisfy its customers' demands, market acceptance of its products could reduce significantly and its business could be adversely affected. Saft cannot ensure that its products will remain competitive with products based on new technologies, such as fuel cell and flywheel technologies.

The Group is exposed to competition and price pressure.

Certain segments of the Group's activities are exposed to competition from low cost battery producers, particularly in China (for example, with respect to small portable rechargeable batteries produced by the RBS division). This competition creates downward pressure on prices, preventing the Group from recovering the increased cost of its raw materials in its pricing for products in these segments. There can be no assurance that new market entrants from countries with lower labor costs will not compete with the Group in its other activities, thereby forcing the Group to lower prices and reduce margins.

The Group is dependent on key customers who may reduce their demand for its products.

Saft's largest single customer is the US armed forces; other major customers include the UK, French and Israeli armed forces. Sales to the US armed forces accounted for 12.3% of the Group's combined revenues in 2004 (including 11.3% with the US Defense Logistics Agency). A change in Saft's relationship with these principal customers may have a material adverse affect on its business, and a significant decrease in orders from the US armed forces and defence industry customers, or the government's unilateral termination of the Group's contracts with the US armed forces, could result in a substantial decrease in the Group's revenues, operating results and net income. Sales of the Group's military lithium batteries to the US armed forces have increased due to recent international conflicts. If the number of lithium batteries the US armed forces has purchased from Saft exceeds the amount it currently needs, due to changes in the geopolitical environment or because the US armed forces has purchased in excess of its needs, they may significantly reduce their orders for the Group's military lithium batteries in future years.

Quality problems with the Group's products could harm its reputation and erode its competitive position.

The success of Saft's business depends upon the quality of its products and its relationships with customers. In the event that its products fail to meet its customers' standards, Saft's reputation could be harmed, which could adversely affect its marketing and sales efforts. Saft cannot ensure that its customers will not experience quality problems with its products.

The Group is dependent on its managers and key employees.

Saft's success is highly dependent on its experienced management team, which has a strong reputation in the industry. In addition, Saft's production processes and research and development activities are dependent upon a large number of engineers and other key employees. There can be no assurance that these members of management and key employees will remain with the Group. The Group's future success will depend in particular on its ability to attract, train, retain and motivate highly qualified employees and managers. However, since competition to attract employees with such qualifications is intense, there can be no assurance that Saft will be able to do so. The loss of one or more key employees or a manager or Saft's inability to attract other qualified employees could have a material adverse effect on its results of operations.

The Group's cost reduction or profit improvement initiatives may prove inefficient.

The Group must continue to implement cost reduction initiatives to achieve additional cost savings. Saft cannot ensure that it will be able to achieve all of the cost savings that it expects to realize. The Group may be unable to implement one or more of its initiatives successfully or it may experience unexpected cost increases that offset any savings that it may achieve, which could have a significant effect on its profit margins and net income.

Relocation of the Group's customers' operations could adversely affect its business.

The trend by a number of the Group's customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on its business. As the Group's customers in traditional industries seek to move their manufacturing operations to lower cost territories, there is a risk that these customers will source their energy storage products from competitors of the Group located in these territories.

For example, an increasing number of the Group's rail customers have production facilities in China. Although the Group is planning to open a new manufacturing facility in China to service these customers, the Group cannot ensure that it will be able to compete effectively with other battery producers in this country.

Disagreements between EADS and the Group over the jointly-held subsidiary ASB could harm Saft's business.

One of Saft's subsidiaries is party with EADS France to a shareholders' agreement relating to equal participation in the holding of ASB, a company which primarily produces thermal batteries for military applications. Under the terms of this agreement, any change of control of one of the two shareholders of ASB gives the other party a purchase option with respect to all the shares of ASB held by the shareholder that is the subject of a change of control (see section 3.3.3.2 hereof). In such a situation, the price will be determined, in the absence of an agreement between the parties, by an expert chosen in accordance with article 1843-4 of the French Civil Code. The Group believes that EADS France is not likely to exercise this purchase option in connection with the Offering. This shareholders' agreement also provides for an alternative forced exit on financial terms imposed by the other party (and not defined in the agreement) in the event of serious and persistent disagreement between the parties. While Saft currently has a good relationship with EADS, if this relationship were to deteriorate, its business could be adversely affected. In addition, in the event of a change of control allowing EADS France to exercise its purchase option, and the exercise by EADS of this option, or in the event of exercise of the alternative forced exit clause by EADS France, the Group would no longer benefit from the assets, liabilities, gains and charges of ASB described in note 12 to the Combined Financial Statements appearing in section 5.3.9 hereof.

Risks related to commitments to the French State

In connection with the agreement between the Company and the French State described in section 4.9.2 hereof, the Company's French operating subsidiaries could be required to maintain in France, for a period exceeding six months, the operation of certain activities and the development of certain products used for French national defence, even though such operation or development may no longer be economically viable and could thereby affect the financial situation of these subsidiaries. In consideration of the products that are the subject of these commitments, Saft does not expect the effect of the commitments to have a significant impact on the financial situation of the Group.

The Group may fail to integrate successfully any acquisitions that it makes.

As part of its business development strategy, Saft has acquired other new or complimentary product lines, technologies or facilities that complement or expand its existing business, in particular by acquiring other companies.

Future acquisitions may involve the issuance of equity securities of the Company or of companies of the Group as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities of the Company would dilute the ownership interests of existing investors. In addition, future acquisitions may have the effect of decreasing the Group's combined net income and, consequently, earnings per share. The Group also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions. The Group might experience difficulties in integrating any acquired business or assets which may hinder the Group's business. Acquisitions might result in unanticipated liabilities, unforeseen expenses and disruption of the Group's organisation.

4.13.2. Risks relating to the group's industry

Costs of certain of the Group's raw materials are volatile and expose it to significant movements in its product costs.

The Group uses significant amounts of metals in its manufacturing processes, some of which are traded on world commodity markets. The metals so traded and predominantly used by the Group include nickel, cadmium and cobalt, with nickel representing 83% of purchases of these three metals. The costs of these raw materials are a function of supply and demand and are thereby beyond the Group's control.

By way of example, the London Metals Exchange posted, for the period from January 2002 to December 2004, an increase of more than 150% in both cobalt and nickel prices, while the price of cadmium increased nearly 100%.

The increase in raw material cost has affected and may continue to affect Saft's operating results, and make period-to-period comparisons extremely difficult. The Group cannot ensure that it will be able to acquire raw materials at a reasonable cost or to pass on to its customers the increased costs in the event of an increase in world commodity prices for metals.

For example, the Group estimates that the impact of a 10% variation in the price of nickel on the international markets would result, without taking into account the effect of hedging arrangements, in a gain or loss of approximately €2 million. As cobalt purchases represent only €2 million per year, a similar variation in the price of this metal would not have a significant impact on the Group.

In addition, nickel powder, which Saft uses in the production of its Ni-Cd batteries, is only available from a single supplier. While Saft has had a good relationship with this supplier in the past, there can be no assurance that the Group will continue to be able to procure nickel powder from this supplier on reasonable terms.

Cyclical industry conditions and geopolitical events have adversely affected, and may continue to adversely affect, the Group's results of operations.

The Group's operating results are affected by the cyclical pattern of its business as well as its customer's needs. For example, the capital expenditures made by the telecommunications industry during the period from 1999 through 2001 contributed to the increase in demand for satellite and telecommunications equipment. As the telecommunications industry significantly reduced capital expenditure programs in response to massive overcapacity, the demand for batteries for these applications declined. In addition, the Group's sales of batteries in the industrial markets are generally dependent on the level of capital expenditures in that sector. A weak capital expenditure environment could have a material adverse effect on Saft's results of operations.

The Group's combined revenues are also subject to the inherently unpredictable activities of the armed forces it supplies. In recent years, substantial amounts of military lithium products have been sold to the US armed forces. Geopolitical developments could lead to a decline in sales of the Group's military lithium products in future years.

Revenues are also affected by trends in the aviation market. The sharp decrease in air traffic in 2001 resulted in a significant decline in demand for the batteries that the Group supplies to the aviation market.

Finally, other events could negatively affect the Group's volume of sales, such as the Severe Acute Respiratory Syndrome (SARS) epidemic, which led to a reduction in sales of batteries in the aviation market and slowed economic activity in Asia.

The Group's combined revenues are dependent in part on government spending.

A significant portion of Saft's revenues is derived from defence spending. Defence spending for each country depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet unforeseen threats and perform certain missions. Defence spending may be subject to significant fluctuations from year to year. As a result, adverse economic and political conditions or downturns in broad economic trends in defence markets may have a negative effect on the Group's results of operations and financial condition.

In addition, the contracts for many aerospace and defence products are awarded on the basis of home country preference. Saft may be at a competitive disadvantage in some countries in relation to local contractors. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will continue to play a role in the selection of suppliers.

The Group is subject to a number of procurement rules and regulations.

Saft must comply with laws and regulations relating to the award, administration and performance of government contracts. Government contract laws and regulations affect how it does business with its customers and, in some instances, impose added costs on its business. A violation of specific laws and regulations could result in the termination of Saft's contracts or a prohibition from bidding on similar contracts. These laws and regulations generally impose terms or rights that are more favorable to government authorities than those typically available to commercial parties in negotiated transactions. For example, the US Government may, at its convenience, terminate any of Saft's government contracts.

Defence transformation and planning may affect future procurement priorities and existing programs.

Recent international conflicts and the continuing global war on terrorism have emphasized the need for the rapid deployment of sophisticated defence power and reaffirmed the need for new defence capabilities and solutions. Recent geopolitical events also highlight the need for improved logistics and information gathering, and continued operations capability following the completion of hostilities. Toward that end, defence agencies are considering transformative changes in operational concepts, organizational structure and technologies. The Group may not be in a position to respond to such changes in the needs of its defence clients, and could thereby lose a portion of these customers. For example, at the end of 2004, the Group was unable to increase production of military lithium batteries sufficiently to meet the needs of the US armed forces, leading the US armed forces to increase purchases from some of the Group's competitors.

The Group's batteries are subject to export controls.

The export market is a significant market for the Group. Certain batteries produced by the Group may be exported only after obtaining a license, namely in the United States, United Kingdom, France, Israel or Germany.

The approval procedures for such licenses are generally lengthy. The distribution of products by the Group is dependent on restrictions that either do not apply or only partially apply to the Group's non-European competitors.

In addition, US companies and companies located in the US must comply with the US regulations relating to the control of exports that limit the distribution of certain information, products and materials to foreign individuals and entities. The Group could find itself no longer able to operate in the United States and its customers would no longer be able to supply themselves with batteries in the United States if:

- the export licenses were not timely obtained;
- the export licenses did not permit the shipment of all products ordered; or
- the export licenses obtained contained conditions or restrictions creating significant technical or commercial difficulties.

Any such occurrence could have a significant affect on the Group's combined revenues and results of operations.

If any other countries were to implement similar restrictions or if existing export licensing procedures were to become more restrictive, distribution of the Group's products could be significantly affected. In addition, the Group cannot anticipate whether geopolitical events will make it impossible to obtain export licenses in certain countries, which could equally have a significant effect on the Group's financial situation and results of operations.

The Group is subject to risks of operating in many different countries.

A significant portion of Saft's combined revenues is derived from its operations outside of Europe and the United States, which exposes it to risks inherent in doing business in each of the countries in which it operates. The occurrence of any of the risks described below could have a material adverse effect on Saft's business:

- political and economic instability;
- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;
- natural disasters, including those related to earthquakes and flooding;
- inflation;
- currency fluctuations, devaluations, and conversion restrictions;
- confiscatory taxation or other adverse tax policies;

- governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;
- governmental activities that may result in the deprivation of contract rights;
- the absence or insufficiency of legislation protecting industrial property rights; and
- trade restrictions and economic embargoes.

4.13.3. Market risks

Exchange rate risk.

The Group incurs a large part of its expenses and receives part of its revenues in certain foreign currencies, particularly US dollars, and accordingly, it is exposed to fluctuations in the exchange rates between those currencies and the euro. The Group's US dollar costs are less than its US dollar revenues. As a result, the recent decline of the US dollar against the euro has had a negative impact on the Group's profitability. Any further weakening of the US dollar against the euro (or strengthening of the euro against the US dollar) would further negatively affect Saft's results of operations, and may also change Saft's competitive position as many of its competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at more competitive prices.

In order to minimize, in whole or in part, the negative effects of currency fluctuations, hedging arrangements were entered into in fiscal years 2002 and 2003, in the form of forward contracts covering the Group's net exposure for periods of six months.

Following the sale of the Saft group by Alcatel to the Doughty Hanson Funds, the hedging mechanisms put in place by Alcatel no longer apply to the Group. For practical reasons, the Group did not put in place hedging mechanisms in 2004, but intends in the future to pursue the policy put in place by the Alcatel group prior to the sale (see note 20 to the Combined Financial Statements appearing in section 5.3.9 hereof).

In addition, the Group uses accounting software (MFGPRO), which could permit it to determine which exchange rate positions to cover. The Company uses Magnitude software for its reporting. The Group intends to use these computing tools in connection with its exchange risk coverage policy that it intends to implement in the near future.

Finally, a significant portion of the Group's financial debt, as set forth in the Pro Forma Financial Statements (as described in chapter 5.4.6 hereof) is, and will be following the initial public offering, denominated in US dollars. Saft's operations allow for payment of a portion of the service of this debt through revenues invoiced in dollars.

The table below shows revenues, operating expenses (including costs of sales and other operating expenses such as personnel and research and development costs), and net position of the Group in US dollars and Swedish Krona at December 31, 2004. These amounts are based on the financial statements (including intragroup transactions) of the Group's foreign subsidiaries denominated in one of these currencies and taken into account in preparing the Combined Financial Statements.

	(in € millions)	
	US dollars	**Swedish Krona**
Revenues	341	619
Operating expenditures	(287)	(501)
Net position	54	118

The Group considers that its exposure to other currencies is not significant.

Liquidity risk due to the Group's indebtedness.

As of December 31, 2004, on the basis of the Group's Pro Forma Financial Statements (as described in chapter 5.4.6 hereof), Saft had €375.0 million of pro forma debt. Saft's significant amount of debt could have important consequences. For example, it could:

- increase Saft's vulnerability to adverse general economic and industry conditions, including interest rate increases, because a significant portion of its borrowings bears interest at floating rates;
- require Saft to dedicate a substantial portion of its cash flow from operations to debt service payments, which would reduce the availability of cash to fund working capital, capital expenditures, cost reduction programs or acquire other businesses;
- limit the Group's ability to pay dividends;
- limit the Group's flexibility in planning for, or reacting to, changes in its business and the markets in which it operates;
- restrict the Group's ability to introduce new products or develop new technologies or exploit business opportunities;
- place the Group at a disadvantage compared with competitors that have proportionately less debt; and
- limit the Group's ability to borrow additional funds in the future due to financial and restrictive covenants in its debt agreements.

The financing arrangements entered into or to be entered into by the Group's companies in connection with the initial public offering of the Company, contain or will contain financial covenants (see section 5.4.3.2 hereof). The Group's ability to comply with these financial covenants can be affected by events beyond its control, and the Group cannot ensure that it will be able to comply with these covenants. A breach of any of these covenants could result in all amounts outstanding under these contracts to be immediately due and payable. If the lenders were to accelerate the repayment of borrowings, the Group cannot ensure that it would have sufficient assets to repay the amounts due. Certain defaults, or the acceleration of any repayment obligation, under any of its material debt instruments could permit its other creditors to accelerate its obligations with respect to such debt.

When the companies of the Group have excess cash, the corresponding funds are invested on a short-term basis in monetary open-ended investment companies, within the authorised contractual limits. In connection with the planned refinancing to occur upon the Company's initial public offering, these limits will be cancelled upon the implementation of the refinancing, and the Group will use all options at its disposal for investment and management of available excess cash.

The Group's companies currently generate, and Saft expects they will continue to generate in the future, sufficient cash flow to meet the debt service requirements that they have contracted or will contract in connection with the Company's initial public offering. The Group believes it will be able to achieve the objectives set forth in its strategic development plan described in section 4.3 hereof without recourse to additional funds.

Interest rate risk.

On the basis of the assumptions mentioned in section 5.4.4 hereof, 50% of the Group's pro forma debt, amounting to €187.5 million, is expected to be covered by interest rate swaps following the Company's initial public offering. As a result, without additional hedging, 50% of the Group's pro forma debt could bear interest at variable rates. A significant increase in interest rates could substantially increase the cost of this debt, adversely affecting the Group's consolidated net income.

Based on the above assumptions, the Group's sensitivity to a change of 1% in interest rates would be €1.9 million.

For a description of the management of the Group's exposure to interest rate risk, see section 5.4.4 hereof.

Share risk.

As the Group does not own a stake in any listed companies, it is not exposed to share risk.

4.13.4. Legal risks

The Group's operations expose it to the risk of material environmental liabilities.

In the manufacture of its products, the Group has used and continues to use significant amounts of hazardous materials, including nickel, cobalt, cadmium, and lithium and, to a lesser extent, mercury and asbestos. As a result, the Group is subject to extensive and changing local and international environmental protection, health and safety laws and regulations. These regulations, which are ever more restrictive, govern, among other things, emissions or discharges of hazardous materials into the air or water, the handling, storage, use and disposal of hazardous materials, asbestos removal, and the remediation of environmental pollution. Compliance with these laws and regulations has resulted in ongoing costs for the Group.

The assessment of the environmental risks of the Group is carried out on a regular basis under the direction of the Group's manager responsible for the environment, with the monitoring assistance of the person responsible for the Group's sites in the United States and the person responsible for the Group's site in Sweden, who in turn are assisted by site managers. The company Saft Finance Sarl benefits from certain contractual guarantees regarding environmental matters that cover, within certain limits, costs linked to clean-up of facilities and grounds polluted by Group activities prior to 2004. These guarantees are valid until 2014. Nevertheless, the Group is or could become subject to pollution monitoring and/or environmental remediation by competent authorities for a certain number of its sites, as well as indemnification claims brought by local residents in the area of these sites. In this regard, the Group recorded a provision of €7.2 million linked to clean-up costs for its Valdosta facility. None of the Group's other facilities individually represents an environmental risk with potential significant costs.

The Group may be required to incur significant additional expenses in the event that new laws, regulations or government policies are adopted, or in the event of additional demands by competent authorities. Additional regulations could also limit the Group's ability to modify or expand its facilities or continue production and require it to install additional costly pollution control equipment and make other significant capital improvements, particularly with respect to the remediation of existing sites. Failure to comply with these regulations could result in the imposition of administrative, civil, and criminal sanctions.

In certain countries, environmental laws and regulations assess liability not only on the basis of Group activities and sites it operates, but also on the basis of past activity or with respect to sites that have been discontinued or sold. Many of the Group's current and former manufacturing sites have a prior history of industrial use. In addition, the Group may be liable, in application of certain laws, for contribution to the cleanup of locations owned or operated by other persons to which the Group has sent waste for disposal. Pursuant to such laws, the owner or operator of the contaminated site and the producer of the waste disposed of at the site may be held jointly responsible for the cleanup of these sites, regardless of fault.

The European Parliament has recently introduced an amendment to the existing regulation governing batteries which proposes to require collection of all batteries after use, with responsibility for doing so placed on the manufacturer. The proposal would also ban the use of cadmium in consumer batteries. Although the Group already has a system in place for the collection of batteries used by its customers, the ban on the use of Cadmium could have a significant impact on sales of consumer batteries manufactured by the RBS division and could result in additional costs if the Group is required to use different metals for these batteries. The Company is not in a position to measure the costs that may be incurred as a result of the new draft European regulations whose definitive terms are not yet known. No assurance can be given that this ban will not also eventually apply to the Group's other applications.

Due to the high energy density of lithium batteries manufactured by the Group, these batteries can pose safety risks, especially fire risk. While Saft has implemented safety measures in its research and development and production processes, no assurance can be made that an accident will not occur. In addition, while the Group has subscribed for insurance policies covering environmental risks and the risk of destruction of its factories and manufacturing equipment, any accident, whether occurring at a production site or in connection with the use of one of the Group's products, could result in considerable production delays or claims for indemnification based on strict liability. Any such occurrence could have an adverse effect on the Group's activities, financial situation and results of operations.

Finally, in the realm of the regulation of products and their placement on the market, the adoption of the future European regulation concerning the registration, evaluation, authorization and restriction of chemicals ("REACH" – see section 4.8.1 hereof), a draft form of which was adopted by the European Commission on October 29, 2003, and which is currently under review by the European Parliament and European Council, could require the Group to modify certain manufacturing processes or could result in significant additional costs to the Group. Nevertheless, these consequences and costs cannot be precisely estimated, given the current uncertainties regarding the content of this regulation, the spreading of costs among the different parties, and the unknown date of its adoption.

Current and former employees of the Group may have been and, to a certain degree, may continue to be, exposed to hazardous or toxic substances.

In the manufacture of its products, the Group used and continues to use significant amounts of toxic or hazardous materials. Despite the safety and monitoring procedures implemented at the Group level and at each individual production site, the Group's employees could have been exposed to these substances and may develop illnesses for which they may seek to hold the Group liable.

In addition, the Group's employees at certain sites may have been exposed, and may continue to be exposed, to other hazardous or toxic materials for which they may seek to hold the Group's companies liable should they develop illnesses related to such exposure.

The Group may be subject to product liability and warranty claims.

The Group designs, develops and produces a number of high technology products for use notably in the rail, aviation and space industries. In certain contracts, Saft provides warranties on its products lasting from one to 10 years on the proper functioning of its products and the conformity of a product to the specific use defined by the customer. In case of the failure of a battery produced by Saft to function properly, Saft could face contractual or tortious liability for bodily injury or other tangible or intangible damages suffered as a result. In addition, if a device equipped with a Saft battery is faulty, it cannot be ruled out that the manufacturer of the device will allege that the Saft battery is the cause of the fault, even if the battery complies with contractual specifications. This risk is particularly acute with batteries used in aircraft and satellites, as it is often difficult in these cases to determine the cause of the fault.

The failure of a device equipped with a Saft battery could also result in additional research and development costs, monopolize the group's technical and economic resources and damage Saft's commercial reputation. The Group could also be exposed to significant expenses as a result of products being returned by customers. Such expenses could result in a significant reduction in Saft's available cash and significantly reduce its future profitability. In addition, Saft may give customers discounts on future products as a result of product failure, which could adversely affect its future earnings. Finally, Saft could lose certain customers, which would negatively affect its combined revenues.

The Group may not be able to adequately protect its proprietary industrial property and technology.

Despite the Group's efforts to protect its proprietary industrial property and technology and other confidential information, third parties may attempt to copy or otherwise obtain and use its industrial property and proprietary technologies, without authorization. Monitoring the unauthorized use of Saft's industrial property rights is costly and difficult, and Saft may be unable to adequately protect its industrial property rights or prevent its unauthorized appropriation. In addition, any litigation to enforce the Group's industrial property rights or to ensure the confidentiality of its proprietary information may result in substantial costs for the Group and, if decided unfavorably to the Group, could have a material adverse effect on its results, business or financial condition.

The Group offers its products under a variety of brand names, the protection of which is important to its reputation for quality in the consumer marketplace.

The Group relies upon a combination of trademark, licensing and contractual covenants to protect the brand names of its products. In many market segments, the Group's reputation is closely related to its brand names.

The Group engages in monitoring designed to prevent or terminate all unauthorized use of its trademarks. The Group recently brought an action in the UK for trademark infringement concerning its "Nife" trademark against the companies HBL Nife (UK) Ltd and HBL Nife Power Systems Ltd, and has sent a cease and desist letter to HBL China & HK Ltd in Hong Kong. Monitoring unauthorized use of Saft's brand names is difficult, and it cannot be certain that the steps it has taken will prevent their unauthorized use, particularly in foreign countries where the laws may not fully protect the Group's proprietary rights. The Group cannot ensure that its brand names will not be misappropriated or utilized without its consent or that such actions will not have a material adverse effect on its reputation and on its results of operations.

Confidentiality constraints may prevent management from gaining access to technical, commercial and other data relating to its subsidiaries. These constraints may prevent Saft from disclosing certain information to investors.

Certain of the Group's subsidiaries supply the armed forces of various countries, in particular those of the United States, Israel and France, and may therefore be subject to confidentiality constraints that restrict the ability to disclose sensitive information to anyone not from the country in question. These constraints may prevent Saft's management from having access to certain confidential technical and commercial information relating to its subsidiaries, which may impair management's ability to make informed strategic decisions or to have access to certain information necessary for the preparation of Saft's financial data. In addition, even if Saft's management were to have access to this information, confidentiality constraints could prevent management from disclosing detailed information relating to commercial activity or projects that investors may consider significant.

5. ASSETS AND LIABILITIES–FINANCIAL POSITION–RESULTS

5.1. GENERAL DESCRIPTION OF THE FINANCIAL STATEMENTS

General Description

The Group

Saft is organized into three divisions:

- The **Specialty Battery Group (SBG),** which manufactures batteries for applications including water, gas and electricity utility meters, automated meter readers and road tolling systems, computer memory back-up systems, satellites, radios and other portable systems for military use, missiles, and torpedoes.
- The **Industrial Battery Group (IBG),** which manufactures batteries used for standby power supplies for industrial applications, telecommunications networks and the aviation and rail industries, as well as for powering electric and hybrid vehicles.
- The **Rechargeable Battery Systems (RBS)** division, which manufactures a specialized range of rechargeable batteries used in emergency lighting, professional electronics and a limited number of consumer electronics applications.

In January 2004, the Doughty Hanson Funds acquired from Alcatel all of the operations of the Saft group, which are now carried on by the operating entities of the Group.

Description of the financial statements

The description and analysis presented below should be read in conjunction with the whole of this information document, and in particular the audited combined financial statements of Saft for the years ended December 31, 2002, 2003 and 2004 and the notes thereto (the "Combined Financial Statements") presented in section 5.3.9 and the unaudited pro forma consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (the "Pro Forma Financial Statements") presented in section 5.4. The discussion and analysis of the financial position and results of operations provided in section 5.3.2 were prepared on the basis of the Combined Financial Statements.

In view of the date of their appointment, the current auditors of Saft were unable to attend the physical inventory counts of the operating entities of Saft for the years ended December 31, 2001, 2002 and 2003. The auditors have explained the consequences of this situation in their declaration contained in section 1.2 of this information document and in their reports on the Combined Financial Statements, the Pro Forma Financial Statements and the IFRS reconciliation.

Unless otherwise indicated, the term "combined revenues," when used in this chapter, refers to the combined revenues of the operating entities of the Group, as presented in the Combined Financial Statements.

The Combined Financial Statements

The Combined Financial Statements present, on a combined basis, the assets, liabilities, revenues and expenses directly attributable to the activities of the Group for the years ended December 31, 2002, 2003 and 2004. They have been audited by PricewaterhouseCoopers Audit, whose report is included in section 5.3.10 of this information document.

Because Alcatel did not prepare separate financial statements for the activities now included in the scope of Saft's operations, the Combined Financial Statements for the years ended December 31, 2002 and 2003 have been prepared on the basis of financial statements of the operating entities of the Saft group prepared for the purposes of the consolidation of the Alcatel group for these years. The Combined Financial Statements do not include the financial and accounting consequences of the formation of the new group, in particular (i) the acquisition of the operating entities of the Saft group by the Doughty Hanson Funds in January 2004 and (ii) the financing structure implemented in December 2004.

The Combined Financial Statements are not necessarily representative of the financial position or results of operations that would have been reported if the Group had been an independent entity from January 1, 2002.

The discussion of combined revenues and net income from operations contained in section 5.3.2 is based on the combined income statements of the Group.

The Pro Forma Financial Statements

The Pro Forma Financial Statements have been prepared on the basis of the Combined Financial Statements and the notes thereto. They have not been audited by Saft's auditors, but have been subject to a limited review in accordance with French auditing standards as set out in standard 4-102 of the *Compagnie Nationale des Commissaires aux Comptes* (CNCC).

The Pro Forma Financial Statements have been prepared by making adjustments to the Combined Financial Statements based on the assumptions described in section 5.4.2 of this information document. These adjustments are intended to reflect the financial position and results of operations of the Group that would have been reported if it had existed as a separate and autonomous entity during the periods in question, on the basis of estimates and assumptions made by Group management. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or the performance that would have been reported if that transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

The Pro Forma Financial Statements cover the combination of the new group following the acquisition, in January 2004, of the operating entities of the Saft group by the Doughty Hanson Funds. The Pro Forma Financial Statements also aim to portray the financial situation following the Reorganisation and the refinancing transactions that will occur simultaneously with the initial public offering of the Company. The costs of previous financings and the non recurring charges borne by the Holding Companies from the above mentioned acquisition and its financing were, as a result, excluded from the income statement included in the Pro Forma Financial Statements but are, however, included in the balance sheet for the year ended December 31, 2004 presented in the Pro Forma Financial Statements.

The Pro Forma Financial Statements show the impact on the financial statements of the allocation of the acquisition price to the assets and liabilities of the Group based on the price paid for the operating entities in January 2004.

The effects of the Reorganisation, as described in section 3.2.3 hereof, are also included in the Pro Forma Financial Statements.

The Pro Forma Financial Statements also take into account the effects of the refinancing of €460.0 million in debt, contracted (in euros and US dollars) on December 17, 2004, which is expected to be put in place upon the admission for trading of the Company's shares on the Eurolist Market of Euronext Paris. At current exchange rates, the amount of debt to be refinanced was estimated in the Pro Forma Financial Statements at €470.0 million. This refinancing will occur by:

- new financing of €375 million, as described in section 5.4.3 hereof,
- use of a portion of the Group's available cash, and
- use of the net cash proceeds from a capital increase to be raised in the Offering.

For the purposes of establishing the Pro Forma Financial Statements, the net proceeds from the above mentioned capital increase are estimated at €80 million (this amount may nevertheless vary as a function of the final conditions of the Offering and the final amount of the fees and commissions paid by the Company in connection with the capital increase). Under this assumption, €15 million of the available cash of the Group would be used.

Transition to IFRS

Pursuant to European Regulation 1606/2002 of July 19, 2002 on international accounting standards, the consolidated financial statements of Saft Groupe S.A. for the year ending December 31, 2005 will be prepared in accordance with international accounting standards and international financial reporting standards (collectively "IFRS"). The effects of the transition to IFRS on the Pro Forma Financial Statements are described in section 5.5 of this information document.

Highlights of the 2002-2004 period

Growth in revenues

Combined revenues of the Group increased from €552.4 million in 2002 to €557.2 million in 2003 and €586.9 million in 2004. Trends in combined revenues from 2002 to 2004 for each of the Group's divisions are discussed below:

SBG – In both 2003 and 2004, the growth in the division's revenues was due to the growing use of lithium batteries for a variety of military and industrial applications. In particular, rising demand from the US, French, UK and Indian armed forces was a factor in revenue growth. Among civil applications contributing to the growth in SBG division revenues were automated meter readers and road tolling systems (especially in the United States and Europe), and the growing demand for batteries for utility meters (especially in China).

IBG – After a period of substantial investment in stationary industrial batteries, followed by a sharp economic slowdown starting in 2001, the recovery that started in 2003 continued in 2004, increasing sales of these batteries for the IBG division. The recovery in air traffic over the same period led to increased demand for the batteries produced by the division for the aviation industry.

RBS – Despite difficult market conditions due to competition from China, which has exerted downward pressure on prices, the RBS division recorded an increase in revenues in 2004, largely due to demand for emergency lighting batteries in the United States and the United Kingdom.

Changes in the scope of combination

In April 2003, the Alcatel Group acquired Friemann und Wolf Batterietechnik GmbH (Friwo) from Exide, and certain assets of Emisa and Centra. These companies produce Ni-Cd industrial batteries, primary lithium batteries for the defence industry, and batteries installed in torpedoes. Friwo, and the Emisa and Centra assets, have been included in the scope of combination of the Saft group from April 2003, generating revenues of €14.9 million for the year ended December 31, 2003. However, the payment by Alcatel of the acquisition price is not included in the scope of combination, because the price of the acquisition was incorporated into the price at which the Saft group was sold to the Doughty Hanson Funds.

Tadiran Batteries Ltd and its subsidiaries were acquired by the Alcatel Group in 2000. The activities of these companies, managed by the Saft group, have been included in the scope of combination for the entire period. In 2003, the shares in Tadiran were sold by the Alcatel Group to Saft AB Sweden for €28.8 million.

Strong growth in combined revenues at constant exchange rates

Due to significant exchange rate fluctuations in 2003 and 2004, in particular the decline in the US dollar against the euro and other currencies such as the Swedish krona, pound sterling and the Czech koruna, the improvement in the operating results of Saft is not fully reflected in the Group's results of operations.

As a result of these significant fluctuations, and in order to keep better track of its operational performance, Saft measures trends in revenues at constant exchange rates by applying to the 2002 and 2003 figures the average 2004 exchange rates for currencies used by the Group. Saft not only calculates combined revenues at constant exchange rates retrospectively to measure past performance, but also uses constant exchange rates as a growth indicator to set targets for future periods. Saft believes this method to be a satisfactory indicator of the Group's progress and prospects, because it eliminates the impact of exchange rates on trends in combined revenues.

At constant exchange rates, combined revenues rose from €488.9 million in 2002 to €536.5 million in 2003 and €586.9 million in 2004, reflecting growth of 20% between 2002 and 2004. Within the Group, the SBG division achieved substantial growth in revenues between 2002 and 2004, recording a rise of 45.6% at constant exchange rates.

The average exchange rates used in the income statement were $0.94 to €1.0 for the year ended December 31, 2002, $1.13 to €1.0 for the year ended December 31, 2003, and $1.24 to €1.0 for the year ended December 31, 2004.

The accounting treatment applied to transactions expressed in currencies other than the euro is described in section 5.3.1 of this information document.

Revenues by geographical region

In 2004, 37.3% of the Group's combined revenues were generated in North America, 8.3% in Asia/Oceania and 49.3% in Europe. However, as a result of the large number of OEMs located in Europe and the United States, the majority of Saft's sales are to customers based in these regions, with end users of Saft batteries located throughout the world.

At constant exchange rates, combined revenues recorded strong growth between 2002 and 2004 in North America (45.5%) and Asia/Oceania (32.1%).

The tables below show the geographical breakdown (by country of invoice) of the Group's combined revenues by division for the years ended December 31, 2002, 2003 and 2004 at actual exchange rates, and at constant exchange rates for the years ended December 31, 2002 and 2003:

At constant exchange rates*

(in € millions)

2002*	SBG	IBG	RBS	Total
Europe	88.7	87.4	86.7	262.8
North America	70.0	64.7	15.8	150.5
Asia & Oceania	13.3	17.0	6.7	37.0
Middle East & Africa	17.6	10.8	3.9	32.3
South America	0.2	2.9	0.3	3.4
Other	2.7	0.2	-	2.9
Total	**192.5**	**183.0**	**113.4**	**488.9**

(in € millions)

2003*	SBG	IBG	RBS	Total
Europe	115.4	86.2	75.7	277.3
North America	105.6	65.3	16.0	186.9
Asia & Oceania	21.4	17.4	6.4	45.2
Middle East & Africa	14.3	9.0	0.6	23.9
South America	0.9	2.1	0.2	3.2
Other	-	-	-	-
Total	**257.6**	**180.0**	**98.9**	**536.5**

* Revenues at constant exchange rates for the years ended December 31, 2002 and 2003 were calculated by applying the 2004 average exchange rates used for the translation of the income statements of entities located outside the euro zone.

At actual exchange rates

(in € millions)

2002	SBG	IBG	RBS	Total
Europe	93.3	88.7	88.2	270.2
North America	90.1	84.3	20.5	194.9
Asia & Oceania	17.7	16.5	6.6	40.8
Middle East & Africa	23.0	12.0	4.5	39.5
South America	0.3	2.9	0.3	3.5
Other	3.4	0.1	-	3.5
Total	**227.8**	**204.5**	**120.1**	**552.4**

(in € millions)

2003	SBG	IBG	RBS	Total
Europe	115.0	90.7	75.9	281.6
North America	116.6	71.0	17.1	204.7
Asia & Oceania	22.6	14.0	7.0	43.6
Middle East & Africa	15.4	9.5	0.5	25.4
South America	0.6	0.9	0.2	1.7
Other	0.2	-	-	0.2
Total	**270.4**	**186.1**	**100.7**	**557.2**

(in € millions)

2004	SBG	IBG	RBS	Total
Europe	121.2	90.7	77.4	289.3
North America	123.3	81.3	14.3	218.9
Asia & Oceania	23.6	18.3	7.0	48.9
Middle East & Africa	11.4	15.3	0.3	27.0
South America	0.5	1.8	0.2	2.5
Other	0.3	-	-	0.3
Total	**280.3**	**207.4**	**99.2**	**586.9**

Growth in gross margin

Gross margin as a percentage of combined revenues increased from 26.2% in 2002 to 27.4% in 2003 and 30.9% in 2004, despite increases in the prices of raw materials used by Saft in the production of batteries.

Component and raw materials costs represent a significant portion of cost of sales. In 2004, these costs amounted to €186.2 million, accounting for over half of the Group's combined cost of sales and 31.7% of combined revenues. In particular, large quantities of metals are used in the Group's manufacturing processes. During 2004, the Group spent approximately €48.7 million on metals purchases, including approximately €23.9 million on nickel, cobalt and cadmium. These metals have undergone substantial price fluctuations in recent years. For example, on the London Metals Exchange, for the period from January 2002 through December 2004, the prices of cobalt and nickel increased by over 150%, and the price of cadmium by nearly 100%. These price increases primarily affected gross margins in the IBG and RBS divisions. The SBG division was affected to a much lesser extent because the price of lithium, its main material, has not fluctuated significantly in recent years.

Saft has managed to increase gross margins as a percentage of combined revenues despite these increases in raw material prices as a result of its hedging strategy, its ability to pass on a portion of the increase in costs to customers, and production cost savings in 2003 and 2004. These savings were achieved by restructuring a number of production units, and are a result of the program of continuous improvement (the World Class Manufacturing Excellence Program) implemented by the Group (see section 4.3 of this information document for a description of this program).

Restructuring costs

During the years ended December 31, 2002, 2003 and 2004, Saft carried out restructuring activities that had an impact on net income from operations for these years. These costs amounted to €8.6 million in 2002, €17.7 million in 2003 and €2.6 million in 2004, and related mainly to the following restructuring plans:

- In 2002, strategic refocusing of the RBS division, incurring restructuring costs of €2.0 million at the West Palm Beach site (United States) and €5.7 million at the Nersac site (France).

- In 2003, restructuring of the Nersac site (France), at a cost of €2.2 million; in 2004, closure of the plant at Duisburg (Germany) belonging to Friwo, with the transfer of production from this site to another Group site at Büdingen (Germany), resulting in a charge of €13.6 million for the year ended December 31, 2003 and a charge of €2.5 million for the year ended December 31, 2004.

These restructuring plans have reduced the Group's fixed cost base and generated savings in production costs.

Saft has also recorded certain income and expenses related to restructuring plans carried out in 2002 and 2003 under "Other operating income/expense – net." The resulting amounts are a net charge of €6.9 million in 2002, a net gain of €5.8 million in 2003, and a net gain of €1.7 million in 2004:

- The net charge for 2002 mainly comprises charges to provisions for impairment of assets due to idle capacity arising from the restructuring of the Nersac site (€3.4 million), and from a decline in activities relating to the telecommunications sector at the Bordeaux site (€0.9 million) and the Valdosta site (€1.8 million).

- In 2003, Saft recognized a €3.1 million gain on the divestment of its interest in Saft Power Systems.

- The net gain of €1.7 million recorded in the year ended December 31, 2004 includes an amount of €0.5 million relating to the restructuring of Friwo and a gain of €0.8 million on an insurance payout received following a fire at a facility operated by the Group's Israeli subsidiary.

Income taxes

The Combined Financial Statements include net income tax charges of €12.3 million in 2002, €8.9 million in 2003 and €42.4 million in 2004.

The Combined Financial Statements do not include the tax effect of the acquisition of the entities of the Saft group by the Doughty Hanson Funds in January 2004. However, they include the impact of the historical presence of the operating entities of the Group within the Alcatel Group, and of their withdrawal from the Alcatel group in 2004. This resulted in the recognition of a non-cash deferred tax gain of €8.2 million in 2003, and a non-cash deferred tax charge of €15.9 million in 2004. Excluding these non-cash items relating to the Group's former position within the Alcatel group, the income tax charge would have been €12.3 million in 2002, €17.1 million in 2003 and €26.6 million in 2004.

Income taxes actually paid by the operating entities of the Saft group amounted to €5.8 million in 2002, €17.1 million in 2003 and €17.0 million in 2004.

The Pro Forma Financial Statements presented in section 5.4 eliminate items attributable to the withdrawal from the Alcatel group and include the effects of the acquisition of the Saft group entities by the Doughty Hanson Funds in January 2004. These effects are attributable mainly to more favorable tax treatment within the Group's US subsidiaries and to the deductibility of interest charges on the debt used to finance the acquisition. However, the deductibility of these interest charges was only partially taken into account, because a portion of the debt of Saft Finance Sarl, a company organized under Luxembourg law, was not deductible in the absence of any Luxembourg-based operating entities that might have been able to offset the interest charges on the debt against their profits.

Saft intends in the future to structure its debt so as to maximize the deductibility of the interest charges arising on the debt.

For a detailed description of the effect of income tax charges, see note 8 to the Combined Financial Statements in section 5.3.9 of this information document. For the effect of income tax charges on the Pro Forma Financial Statements, see section 5.4.2.4 of this information document.

5.2. KEY FINANCIAL DATA

5.2.1. Key combined financial information

5.2.1.1. *Summary combined income statements*

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Revenues	552.4	557.2	586.9
Cost of sales	(407.4)	(404.5)	(405.4)
Gross profit	145.0	152.7	181.5
Gross margin	26.2%	27.4%	30.9%
Net income from operations	34.3	46.2	85.2
Operating margin	6.2%	8.3%	14.5%
Net income before tax	32.9	43.5	81.2
Combined net income	20.6	34.6	38.8
EBITDA	73.3	77.8	105.5
EBITDA margin	*13.3%*	*14.0%*	*18.0%*

5.2.1.2. *Summary combined balance sheets*

	(in € millions)		
	Years ended December 31		
ASSETS	2002	2003	2004
Fixed assets	139.9	134.2	131.1
Current assets	151.5	164.7	165.5
Other assets	30.7	43.8	37.1
Cash and cash equivalents	125.9	22.8	38.6
Total assets	448.1	365.5	372.3

	(in € millions)		
	Years ended December 31		
LIABILITIES AND EQUITY	2002	2003	2004
Combined shareholders' equity	209.7	94.7	101.7
of which net income for the year	*20.6*	*34.6*	*38.8*
Minority interests	0	0	0
Contingent advances	4	4.6	5
Pension and retirement benefit obligations	19.1	20.2	20.5
Provisions for liabilities and charges	60.8	80.8	76.3
Debt	9.4	28.2	13.5
Other liabilities	145.1	137.0	155.3
Total liabilities and equity	448.1	365.5	372.3

5.2.1.3. *Summary combined statements of cash flows*

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Net cash provided by operating activities	109.2	43.5	87.5
Net cash used in investing activities	(14.4)	(40.6)	(15.5)
Net cash used in financing activities	(5.5)	(102.5)	(51.5)
Net effect of exchange rate movements	(1.6)	(6.6)	(2.8)
Change in net cash position	87.7	(106.2)	17.7

5.2.2. Key pro forma financial information

5.2.2.1. Summary pro forma consolidated income statements (extracts from the Pro Forma Financial Statements)

	Note	2002	2003	2004
		(in € millions)		
		Years ended December 31		
Revenues		552.4	557.2	586.9
Cost of sales		(411.5)	(408.6)	(420.7)
of which: impact of allocation of acquisition price	(a)	*(4.1)*	*(4.1)*	*(15.2)*
Gross profit		140.9	148.6	166.3
Gross margin		25.5%	26.7%	28.3%
Net income from operations		17.0	28.9	54.7
Operating margin		3.1%	5.2%	9.3%
of which: goodwill amortization	(b)	*(15.2)*	*(15.2)*	*(15.2)*
Net financial expense		(17.9)	(19.1)	(20.4)
Net income/(loss) before tax		(0.9)	9.8	34.3
Net income/(loss)		(7.8)	(2.0)	18.3
EBITDA		75.4	79.9	94.4
EBITDA margin		*13.6%*	*14.3%*	*16.1%*
Note				
Effects relating to the allocation of acquisition price and amortization of the residual goodwill	(a)(b)	19.4	19.4	30.5
Tax effect		(1.4)	(1.4)	(6.0)

(a) These amounts include €4.1 million of additional depreciation charges generated by the remeasurement of fixed assets at fair value (see section 5.4.2.1). For 2004, they also include a charge of €11.1 million generated by the workdown of inventories previously remeasured as part of the allocation of the acquisition price.

(b) The goodwill of €305.0 million arising after allocation of the acquisition price and the effect of the Reorganisation is amortized over 20 years, generating an annual amortization charge of €15.2 million.

5.3. DESCRIPTION OF THE COMBINED FINANCIAL STATEMENTS

5.3.1. Accounting policies

Combination methods

The Combined Financial Statements of the Group have been prepared in accordance with French generally accepted accounting principles as contained in Regulation 99-02 of the *Comité de la Réglementation Comptable* on the consolidated financial statements of commercial companies, issued on April 29, 1999. The financial statements of the operating entities of the Saft group have been adjusted to bring them into conformity with the accounting policies applied by Saft. For a list of the main combined operating entities, see note 3 to the Combined Financial Statements, presented in section 5.3.9 of this information document.

Revenue recognition

In general, and in accordance with French accounting rules, revenue is recognized when there is a formal agreement with the customer, delivery has occurred, the amount of revenue can be reliably measured, and it is probable that the economic benefits associated with the transaction will flow to Saft.

In recognizing revenues and profits on long-term contracts (in particular contracts relating to the construction or design of specific batteries), Saft applies the percentage of completion method, subject to certain specific criteria such as achievement of contractually-agreed milestones or the actual costs incurred relative to the estimated total cost of the contract. In the year ended December 31, 2004, such contracts represented revenues of approximately €40 million, equivalent to approximately 7% of combined revenues. Partial payments received on long-term contracts are recorded as a liability under "Prepayments from customers".

Cost of sales

Cost of sales principally comprises:

- Production costs, which includes the cost of raw materials and other components used in production, direct production costs (mainly salaries), and indirect production costs that are attributable to the production of the goods sold;

- depreciation of property, plant and equipment and amortization of intangible assets;

- provisions; and

- direct selling costs (freight, packaging and sales commissions).

Foreign currency translation

For the purposes of the Combined Financial Statements, the balance sheets of companies located outside the euro zone (i.e. whose functional currency is not the euro) are translated into euros at the exchange rate at the balance sheet date, and their income statements and statements of cash flows are translated into euros at the average exchange rates for the year. The resulting translation difference is included in shareholders' equity under "Cumulative translation adjustment".

Transactions expressed in foreign currencies are initially recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At the balance sheet date, monetary assets and liabilities expressed in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. All translation differences are recorded in the income statement.

Unless otherwise indicated, figures presented in chapter 5 relating wholly or partially to transactions expressed in foreign currencies have been converted into euros in accordance with the accounting principles described in the two preceding paragraphs.

Inventories and work in process

The procedures applied by the operating entities of Saft require a physical inventory count to be performed at least once a year. These counts are performed by operational personnel and involve either (i) taking a single, full count of all inventory items in a given location or (ii) checking inventory quantities by means of cycle counts, organized so that virtually all inventory lines are checked at least once in each financial year. These procedures were applied by the operating entities of the Saft group during the years ended December 31, 2001, 2002, 2003 and 2004.

Provisions

Provisions for liabilities and charges

Provisions or liabilities and charges are recorded when the Group has a present obligation (legal or constructive) resulting from a past event, it is probable that an outflow of resources will be necessary to settle the obligation, and the amount of the obligation can be reliably measured.

Where the Group expects the amount provided for to be repaid in full or in part, for example under an insurance policy or a vendor's guarantee of liabilities, the repayment is recognized as a separate asset provided that recovery is certain.

Provisions for contractual claims relate mainly to product warranties and other specific risks. Provisions for product warranties primarily cover the risk of valid product returns during the warranty period. Except in exceptional cases, the warranty period ranges from 12 months for standard batteries to 10 years. For more information, see note 18 to the Combined Financial statements and section 4.9.2 of this information document. The Group also recognizes provisions to cover claims from customers in respect of products shipped by the Group.

Provisions for contractual claims are determined on the basis of information indicating that a technical problem has arisen on a product, whether sold or in inventory. Information may be obtained from internal sources (quality control department), or from external sources (customer claims referred to the sales department). The information is then processed by the technical and quality departments, which analyze and calculate on a statistical basis the quantities affected.

The Group recognizes warranty provisions by reference to contractual terms and statistics based on past experience, and on the basis of estimates and assumptions made by Group management in the light of information about the underlying risks.

These estimates and assumptions are determined on the basis of formal claims made by the Group's customers. The information contained in these claims is compared with internal technical data in order to quantify the extent of the risk.

The costs actually incurred by the Group may differ from these estimates, which may have a material impact on its financial position.

For historical data about charges to provisions, and releases and utilization of provisions, during the years ended December 31, 2002, 2003 and 2004, see note 18 to the Combined Financial Statements presented in section 5.3.9 of this information document.

Provisions for restructuring

Restructuring costs are provided for immediately and in full when the Group has an obligation towards third parties, arising from a decision by an appropriate corporate body, which is evidenced before the balance sheet date by the announcement of the decision to the third parties involved. The costs recognized mainly comprise termination payments and early retirement benefits, termination notice periods not provided to employees, costs for retraining of employees made redundant, and site closure costs. Retirements of fixed assets, and impairment of inventories, and other assets directly attributable to restructuring plans are also included in these provisions.

Provisions for pension and retirement benefit obligations

The Group has pension, early retirement and retirement benefit plans that comply with the laws and customs of each of the countries in which it operates.

Contributions to basic pension plans and other defined-contribution plans are recognized as an expense when they fall due. No provision is recorded, as the Group has no obligation beyond the contributions paid. Provisions for obligations in respect of defined-benefit post-employment benefit plans are measured on the following basis:

- The actuarial method used is the projected unit credit method, which regards each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. These calculations build in assumptions regarding mortality, employee turnover and salary inflation.

- The estimated future benefits are discounted using rates appropriate to each country. Discount rates are determined by reference to the yield on Government bonds and high-quality corporate bonds.

- Actuarial gains or losses representing over 10% of the amount of the obligation or of the fair value of plan assets are amortized over the expected average remaining working lives of the employees in the plan.

The following defined-benefit plans operate within the Group:

- Annuity: retirees are paid a pension throughout their retirement. These plans operate mainly in Germany.

- Lump sum on retirement or cessation of employment: in France, employees are entitled to receive a lump-sum benefit when they retire.

5.3.2. Discussion and analysis of combined results for the years ended December 31, 2002, 2003 and 2004

5.3.2.1. *Comparison of the years ended December 31, 2002, 2003 and 2004*

5.3.2.1.1. *Revenues*

The tables below show the Group's consolidated revenues, at actual and constant exchange rates, for the years ended December 31, 2002, 2003 and 2004:

Revenues	(in € millions, at actual exchange rates)					
	Years ended December 31					
	2002	Percentage of Total	2003	Percentage of Total	2004	Percentage of Total
SBG	227.8	41.2%	270.4	48.5%	280.3	47.8%
IBG	204.5	37.0%	186.1	33.4%	207.4	35.3%
RBS	120.1	21.8%	100.7	18.1%	99.2	16.9%
Total	552.4		557.2		586.9	

Revenues	(in € millions, at constant exchange rates)[1]					
	Years ended December 31					
	2002	Percentage of Total	2003	Percentage of Total	2004	Percentage of Total
SBG	192.5	39.4 %	257.6	48.0 %	280.3	47.8 %
IBG	183.0	37.4 %	180.0	33.6 %	207.4	35.3 %
RBS	113.4	23.2 %	98.9	18.4 %	99.2	16.9 %
Total	488.9		536.5		586.9	

[1] Revenues for the years ended December 31, 2002 and 2003 at constant exchange rates were calculated by applying the average exchange rate for the year ended December 31, 2004 used to translate the income statements of entities located outside the euro zone.

The modest growth in the Group's revenues during 2003 was due to the appreciation of the euro, which had a negative effect on the Group's reported revenues. Other factors that adversely affected the Group's revenues included the strategy of reducing sales to consumer markets in the RBS division, and the general economic slowdown from 2001 through 2003 which in particular had an effect on the IBG division (especially products for the aviation industry). Conversely, the SBG division recorded strong growth as a result of strong sales in the civil lithium and military lithium segments.

The growth recorded in 2004 was due largely to an increase in orders for batteries in cyclical industries such as oil, telecommunications and space, and to the geopolitical situation, which continued to create a favorable climate for the batteries made by Saft for the defence industry. These trends were helpful for the SBG division (especially the military lithium and civil lithium segments) and the IBG division (all segments, but especially new technologies).

SBG Division

The tables below show combined revenues for the SBG division by market segment at actual and constant exchange rates for the years ended December 31, 2002, 2003 and 2004:

Revenues	(in € millions, at actual exchange rates)				
	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Civil lithium[1]	95.3	102.3	110.3	7.3 %	7.8 %
Military lithium[1]	84.2	111.2	115.0	32.1 %	3.4 %
Traditional defence	24.9	33.0	31.9	32.5 %	(3.3) %
Satellites	12.8	12.4	13.1	(3.1)%	5.6 %
New defence	6.1	7.4	7.0	21.3 %	(5.4)%
Air depolarized	4.5	4.1	3.0	(8.9)%	(26.8)%
Total	227.8	270.4	280.3	18.7 %	3.7 %

[1] Before 2003, civil lithium and military lithium sales were not recorded separately; total revenues for these segments amounted to €179.5 million. The breakdown shown for the year ended December 31, 2002 is based on estimates made by the Group.

Revenues	(in € millions, at constant exchange rates)				
	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Civil lithium[1]	79.8	97.4	110.3	22.1 %	13.2 %
Military lithium[1]	66.4	104.0	115.0	56.6 %	10.6 %
Traditional defence	25.0	33.0	31.9	32.0 %	(3.3)%
Satellites	12.2	12.3	13.1	0.8 %	6.5 %
New defence	4.6	6.8	7.0	47.8 %	2.9 %
Air depolarized	4.5	4.1	3.0	(8.9)%	(26.8)%
Total	192.5	257.6	280.3	33.8 %	8.8 %

[1] Before 2003, civil lithium and military lithium sales were not recorded separately; the total for these segments amounted to €146.2 million. The breakdown for the year ended December 31, 2002 shown here is based on estimates made by the Group.

Over the last two years, the division's revenues benefited from strong sales, driven by strong demand for lithium batteries in defence markets (especially in the United States) and by the development of civil markets for lithium batteries. Another reason for the increase in SBG division combined revenues in 2003 was the acquisition of Friwo in April 2003, which added €9.4 million to revenues for that year.

Growth during 2003 and 2004, however, was significantly hampered by the appreciation of the euro, as over half of the SBG division's sales are generated outside the euro zone.

Civil lithium

In both 2003 and 2004, the growth in civil lithium revenues was a direct result of growing use of lithium batteries for a variety of industrial applications such as automated meter reading and road tolling systems (especially in the United States and Europe), and rising demand for batteries for utility meters (especially in China).

The civil lithium market is experiencing strong growth worldwide, especially in the United States and Asia, where the number of applications is continually growing, with new applications such as satellite tracking systems, tyre pressure sensors and other equipment for high-end vehicles.

Over the last three years, civil lithium segment revenues have been adversely affected by the decline in value of the US dollar.

Military lithium

In both 2003 and 2004, the growth in military lithium revenues reflected increased demand by the US armed forces, which began to decrease gradually in the second half of 2004 after reaching high levels as a result of the geopolitical situation. Additional growth factors in 2003 included strong demand from the Israeli armed forces and the acquisition of Friwo, which contributed €3.2 million to Military lithium revenues. In 2004, heavy demand for batteries from the French and UK armed forces also contributed to growth. The fall in the US dollar negatively impacted the growth in revenues recorded by this segment in 2003 and 2004.

Traditional defense

The high rate of growth in revenues in 2003 was mainly due to the acquisition during the year of Friwo, which contributed €6.2 million to combined revenues for this segment. During 2003, Friwo accelerated shipments and billings in anticipation of the closure of the Duisburg site, which took place in 2004. Thermal battery producer ASB, jointly owned by Saft and EADS, recorded strong revenues in 2004.

In this segment, the majority of revenues are generated in Europe or in other markets where sales are invoiced in euros. Consequently, growth in revenues at constant exchange rates is virtually the same as growth in revenues at actual exchange rates.

Satellites

In a sector affected by the depressed state of the telecommunications market in 2002 and 2003, Saft managed to achieve revenue growth at constant exchange rates in both 2003 and 2004, as a result of the first shipments of pioneering Li-ion technology satellite batteries. The first two geostationary satellites to use these batteries were successfully deployed in 2004. The growth in combined revenues for this segment in 2004 was mainly due to an increase in demand from some telecommunications operators. The fall in the US dollar had an adverse effect on this segment, mainly in 2002.

New defense

In 2003, the awarding of contracts to develop Li-ion batteries was the main growth factor for this segment. In 2004, Saft signed its first contract for batteries intended for a sophisticated missile-guidance system, although revenues declined year-on-year, due largely to the effect of the declining value of the US dollar.

Air depolarized

These batteries, based on old technology, represent a historical business for Saft in a contracting market. Saft nevertheless intends to retain this business for as long as it continues to generate adequate margins.

All revenues for this segment are generated in the euro zone or in other markets where sales are billed in euros. Consequently, the trends in this segment at constant or actual exchange rates are the same.

IBG division

The tables below show combined revenues for the IBG division by market segment at actual and constant exchange rates for the years ended December 31, 2002, 2003 and 2004:

Revenues	(in € millions, at actual exchange rates)				
	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Industrial standby	85.9	86.6	94.6	0.8%	9.2%
Telecom standby	12.5	9.2	11.8	(26.4)%	28.3%
Aviation industry	47.8	42.2	49.2	(11.7)%	16.6%
Rail industry	44.8	40.3	41.2	(10.0)%	2.2%
Electric & hybrid vehicles/ New technologies	13.5	7.8	10.6	(42.2)%	35.9%
Total	204.5	186.1	207.4	(9.0)%	11.4%

Revenues

(in € millions, at constant exchange rates)

	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Industrial standby	77.9	84.3	94.6	8.2%	12.2%
Telecoms standby	9.6	8.4	11.8	(12.5)%	40.5%
Aviation industry	41.4	40.4	49.2	(2.4)%	21.8%
Rail industry	41.5	39.4	41.2	(5.1)%	4.6%
Electric & hybrid vehicles/ New technologies	12.6	7.5	10.6	(40.0)%	41.3%
Total	183.0	180.0	207.4	(1.6)%	15.2%

The decline in IBG division revenues in 2003 is mainly the result of two factors. Firstly, the appreciation of the euro had an adverse effect on its revenues, since more than half of the division's revenues are generated outside the euro zone. Secondly, the global economic slowdown – and the continuation of the crisis that first emerged in the telecommunications and aviation sectors in 2001 – affected the entire IBG division in 2002 and 2003. However, both sectors saw a recovery starting in the second half of 2003, the impact of which was felt primarily in 2004.

Industrial standby

In 2003, the Industrial standby segment experienced a slight increase in revenues despite a slowdown in investment by the oil industry in the Middle East as a result of the unfavorable geopolitical climate. During the year, Saft recognized most of the revenues on the BESS contract, for the supply of the most powerful battery ever built, to be used as a standby power source in the city of Fairbanks (Alaska) in the event of power failure.

Growth in 2004, and especially in 2003, was also hampered by the fall in the US dollar.

The strong growth recorded in 2004 was due mainly to increased sales of batteries related to the world economic recovery, and a marked upturn in investment (particularly in oil and gas production) due to high oil prices.

Telecoms standby

Growth in standby batteries for the telecommunications industry generally correlates with the level of investment in telecommunications infrastructure.

The decline in this segment's revenues during 2003 was a consequence of the crisis in the telecommunications sector in 2001 and 2002 and the resulting slowdown in investment, amplified by the impact of the falling dollar in a segment which generates the majority of its sales in the United States. The strong growth recorded in 2004 was a reflection of the upturn in the telecommunications sector which began that year.

Aviation industry

The growth recorded by the Aviation industry segment in 2004 reflects growing demand for batteries associated with the significant recovery in air traffic during the year, following the marked slowdown in the industry in response to the SARS epidemic in Asia and the geopolitical events of 2001, 2002 and 2003. The growth in 2004 was also the result of rebuilding inventories by distributors who supply airlines, which had fallen to abnormally low levels at the end of 2003. In both 2003 and 2004, growth was impaired by the appreciation of the euro.

Rail industry

The decline during 2003 was mainly due to a slowdown in investment by rail operators, in France in particular, and to the completion of certain major rail programs in the United States. In 2004, the strong results in this segment were largely driven by programs initiated by railway manufacturers, especially in the United Kingdom and Italy, and by new contracts in the United States. In both 2003 and 2004, the rise in the euro affected the segment's growth.

Electric & hybrid electric vehicles/New technologies

The decrease in this segment's revenues in 2003 was mainly due to the completion of programs relating to the first generation of electric vehicles fitted with the Ni-Cd batteries developed by Saft for automobile manufacturers. The growth recorded in 2004 was generated by expansion in the new technologies segment, due in part to the development of Ni-MH technology for a hybrid tramway programme as well as to the billing of a contract to develop Li-ion batteries for new-generation hybrid electric vehicles to be produced by DaimlerChrysler.

Because the majority of this segment's sales are made in the euro zone or in other markets where sales are invoiced in euros, they are less sensitive to appreciation of the euro than other IBG division segments.

RBS Division

The tables below show combined revenues for the RBS division by market segment at actual and constant exchange rates for the years ended December 31, 2002, 2003 and 2004:

Revenues	(in € millions, at actual exchange rates)				
	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Emergency lighting & alarms[1]	54.1	48.2	49.0	(10.9)%	1.7%
Professional electronics & mobility[1]	31.8	26.3	26.9	(17.3)%	2.3%
Portable telecommunications & consumer	34.2	26.2	23.3	(23.4)%	(11.1)%
Total	120.1	100.7	99.2	(16.1)%	(1.5)%

[1] Before 2003, emergency lighting & alarms and professional electronics & mobility sales were not recorded separately; the total for these segments amounted to €85.9 million. The breakdown for the year ended December 31, 2002 shown here is based on estimates made by the Group.

Revenues	(in € millions, at constant exchange rates)				
	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
Emergency lighting & alarms[1]	52.1	47.6	49.0	(8.6)%	2.9%
Professional electronics & mobility[1]	28.9	25.4	26.9	(12.1)%	5.9%
Portable telecommunications & consumer	32.4	25.9	23.3	(20.1)%	(10.0)%
Total	113.4	98.9	99.2	(12.8)%	0.3%

[1] Before 2003, Emergency lighting & alarms and professional electronics & mobility sales were not recorded separately. The breakdown shown here for the year ended December 31, 2002 is based on estimates made by the Group.

The significant decline in the division's revenues in 2003 was mainly a result of Saft's strategy of further reducing its exposure to consumer markets, retaining only high margin and high value added products. Most of the division's competitors price their products in US dollars. They therefore have a competitive edge over the RBS division (which incurs its costs in euros), and are exerting downward pressure on prices. In 2004, the effect of the continuing strategy of phased withdrawal from consumer products was almost entirely offset by modest growth in emergency lighting & alarms and professional electronics.

Emergency lighting & alarms

The decrease in this segment's revenues during 2003 was attributable primarily to a contraction in the market (closely correlated with the construction industry, the end user of emergency lighting) and to erosion of Saft's market share. In 2004, with the market recording slight growth, Saft recaptured some of its market share, especially in the United Kingdom and the United States, despite the aggressive pricing policies of its Chinese competitors.

Professional electronics & mobility

In this segment, Saft sells mainly to small and mid-sized enterprises manufacturing a wide variety of products.

This segment reported a decrease in revenues in 2003 due to reduced demand from distributors serving certain defence markets, although sales in the mobility sector increased. The slight growth recorded in 2004 came mainly from sales to the high-end tool and mobility markets, illustrating the benefits of a diversified range of products.

In both 2003 and 2004, growth in this segment was limited by lower sales prices.

Portable telecommunications and consumer

World demand in this segment is largely driven by consumer electronics manufacturers with production sites in Asia. The decline in this segment's combined revenues in 2003 and 2004 reflects Saft's strategy of phased withdrawal from consumer markets, retaining only high-margin and high value-added products and focusing primarily on the European market.

The decrease in this segment's revenues in 2003 and 2004 was due to lower selling prices and a reduction in Saft's market share, amplified by the appreciation of the euro.

5.3.2.1.2. Gross profit

The tables below show information on gross profit for the years ended December 31, 2002, 2003 and 2004:

Gross profit	(in € millions, at actual exchange rates)				
	Years ended December 31				
	2002	**2003**	**2004**	**Change 2002/2003**	**Change 2003/2004**
SBG	66.7	84.7	93.8	26.9%	10.7%
IBG	67.4	59.7	71.6	(11.4%)	19.9%
RBS	13.4	14.3	11.6	6.7%	(18.8%)
Other	(2.5)	(6.0)	4.5	-	-
Total	145.0	152.7	181.5	5.3%	18.9%
Gross margin	26.2%	27.4%	30.9%	-	-

Gross profit	(in € millions, at constant exchange rates)				
	Years ended December 31				
	2002	**2003**	**2004**	**Change 2002/2003**	**Change 2003/2004**
SBG	53.1	80.8	93.8	52.1%	16.1%
IBG	61.5	59.1	71.6	(3.9%)	21.1%
RBS	11.4	13.9	11.6	21.9%	(16.5%)
Other	(0.5)	(5.1)	4.5	-	-
Total	125.5	148.7	181.5	18.4%	22.1%
Gross margin	25.7%	27.7%	30.9%	-	-

Over the last two years, gross profit has benefitted from the increase in revenues (as described above), while cost of sales remained stable (€407.4 million in 2002, €404.5 million in 2003, €405.4 million in 2004). This result takes into account or reflects the appreciation of the euro, significant increases in the prices of some raw materials used by the Group (net of the impact of hedging contracts), and the Group's ability to pass some of the raw material price increases on to customers.

SBG Division

The increase in gross profit in 2003 and 2004 was attributable to growth in revenues (which rose by €42.6 million in 2003 and by €9.9 million in 2004), and an improvement in variable margin (which had an impact of €3 million in 2003 and €2 million in 2004).

Variable profit is defined as gross profit before depreciation and amortization, provisions for liabilities and charges and indirect production costs.

A major factor in the increase in gross profit for 2003 was the acquisition of Friwo in April 2003, which generated €9.4 million in revenues and €2.0 million of gross profit. Another factor was a marked improvement in margins on long-term contracts for products in the space and defence industries. These positive effects were offset by an increase in fixed costs associated with the acquisition of Friwo (€2.7 million), and by the redesignation of the Cockeysville site from a research site to a production site (€2.3 million previously recorded in R&D costs reclassified as production costs).

In 2004, factors underlying the increase in gross profit included an insurance payout of €0.8 million to the Group's Israeli subsidiary Tadiran Batteries Ltd as compensation for loss of profits following a fire; a one-off royalty payment of €0.8 million made to Saft America, Inc. by a competitor for using Saft technology; and a reclassification of €1.6 million from production costs to administrative expenses. These favorable factors were partly offset by a sharp increase of €2.5 million in charges to provisions, mainly to cover a specific technical risk connected with a contract in the satellite sector.

Unlike the RBS and IBG divisions, the SBG division, for the reasons explained under "Growth in gross margin" in section 5.1 of this information document, experienced little impact from the increase in raw material prices.

IBG Division

The decline in gross profit in 2003 was mainly due to the decrease in revenues, which was only partially offset by a reduction in fixed production costs of €3 million.

In 2004, the increase in gross profit was due to a combination of higher revenues (an increase of €21.3 million in 2004), lower fixed production costs (a decrease of €0.5 million in 2004, despite higher production volumes), and a €2.4 million reduction in charges to provisions. This increase in gross profit was achieved despite a sharp increase in the cost of the raw materials used by the division (in particular, the price of nickel more than doubled between the end of June 2003 and the end of June 2004), and despite unfavorable exchange rate movements.

RBS Division

The RBS division recorded an increase in gross profit in 2003 despite a decrease in revenues. This was largely due to lower fixed production costs, which were reduced by €3.4 million at the Nersac site following the restructuring carried out in 2002 and 2003.

In 2004, the decline in gross profit was mainly due to a combination of lower revenues and an increase in the price of metals (primarily nickel, cobalt and steel). These negative effects were only partly offset by a €0.5 million decrease in fixed production costs and a €2.6 million reduction in charges to provisions (in 2003, a provision of this amount had been booked to cover the indirect financial consequences of the termination of a programme with a European automobile manufacturer).

5.3.2.1.3. Net income from operations before depreciation, amortization, restructuring costs and other income/expense ("EBITDA")

The tables below provide information on net income from operations before depreciation, amortization, restructuring costs and other income/expense ("EBITDA") for the years ended December 31, 2002, 2003 and 2004:

EBITDA (in € millions, at actual exchange rates)

	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
SBG	33.4	54.1	61.8	62.0%	14.2%
IBG	37.1	29.0	41.1	(21.8)%	41.7%
RBS	4.0	4.0	2.3	-	(42.5)%
Other/head office	(1.2)	(9.3)	0.3	-	-
Total	73.3	77.8	105.5	6.1%	35.6%
EBITDA margin	*13.3%*	*14.0%*	*18.0%*		

EBITDA (in € millions, at constant exchange rates)

	Years ended December 31				
	2002	2003	2004	Change 2002/2003	Change 2003/2004
SBG	25.8	51.4	61.8	99.2%	20.2%
IBG	35.7	29.7	41.1	(16.8)%	38.4%
RBS	3.8	3.9	2.3	2.6%	(41.0)%
Other/head office	(0.7)	(7.1)	0.3	-	-
Total	64.6	77.9	105.5	20.6%	35.4%
EBITDA margin	*13.2%*	*14.5%*	*18.0%*		

Trends in EBITDA for the 2002-2004 period are very similar to trends in gross profit, due to the fact that fixed costs remained stable over the period.

SBG Division

In 2003, the increase in the SBG division's EBITDA was attributable mainly to the €18 million increase in gross profit and the €1.8 million reduction in fixed costs. In 2004, the increase was due to a €9.1 million increase in gross profit, partly offset by an increase of €1.6 million in costs relating to the development of a new defence systems programme at the Cockeysville site and the reallocation to the SBG division of all the fixed costs from the Friwo site at Duisburg in Germany (previously shared with the IBG division).

The appreciation of the euro adversely affected the division's EBITDA in 2003 and 2004.

IBG Division

The decline in EBITDA in 2003 was mainly due to the €7.7 million decline in gross profit.

In 2004, the increase in EBITDA was mainly attributable to an increase in gross profit of €11.9 million while fixed costs remained stable. Consequently, gross profit movements were reflected in EBITDA movements.

RBS Division

The increase in the RBS division's EBITDA in 2003 was mainly due to the increase in gross profit.

In 2004, the decrease in EBITDA was mainly attributable to the €2.7 million decline in gross profit, which was partly offset by a €0.8 million reduction in fixed costs.

5.3.2.1.4. Net income from operations

Combined net income from operations (before tax and financial income/expense) for the year ended December 31, 2003 was €46.2 million, 34.7% higher than in 2002 (€34.3 million).

For the year ended December 31, 2004, net income from operations was €85.2 million, an 84.4% increase from 2003, as a result of the increase in EBITDA described previously, as well as significantly lower restructuring costs of €2.6 million in 2004 compared to €17.7 million in 2003. For additional information regarding these restructuring costs, see "Restructuring costs" in section 5.1 of this information document.

5.3.2.1.5. Net income before tax

Combined net income before tax for the year ended December 31, 2003 was €43.5 million, an increase of 32.2% from the 2002 figure of €32.9 million.

Net income before tax for the year ended December 31, 2004 was €81.2 million, an increase of 86.7% from the previous period.

5.3.2.1.6. Net income

In the years ended December 31, 2002, 2003 and 2004, Saft achieved steady growth in combined net income. Combined net income for 2003 amounted to €34.6 million, compared to €20.6 million in 2002, an increase of 68%. In 2004, combined net income amounted €38.7 million, with the year-on-year increase limited to 11.8% due to a non-recurring deferred tax charge of €15.8 million taken in 2004 as a result of Saft's withdrawal from the Alcatel Group.

Excluding non-cash items specific to Saft's position within the Alcatel Group, the tax charge would have been €12.3 million in 2002, €17.1 million in 2003 and €26.6 million in 2004, which would have resulted in net income of €20.6 million, €26.4 million and €54.6 million, respectively.

For further details regarding the tax charge for the year ended December 31, 2004, see note 8 to the Combined Financial Statements in section 5.3.9 of this information document.

5.3.3. Liquidity and capital resources

5.3.3.1. Net cash position

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Cash at bank and in hand	27.4	21.1	38.5
Marketable securities	-	1.7	0.1
Cash pooling	98.5	-	-
Cash and cash equivalents	125.9	22.8	38.6
Bank overdrafts	(0.7)	(3.7)	(1.8)
Net cash position at end of period	125.2	19.1	36.8

The amount of €98.5 million shown under "Cash pooling" in 2002 represents the balance on current accounts under cash pooling arrangements with the Alcatel Group.

As shown in the table above, the cash position mainly comprises cash at bank and in hand. Sources of cash for the years ended December 31, 2002, 2003 and 2004 were as follows:

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Net cash generated by operating activities	109.2	43.5	87.5
Net cash used in investing activities	(14.4)	(40.6)	(15.5)
Net cash used in financing activities	(5.5)	(102.5)	(51.5)
Net effect of exchange rate movements	(1.6)	(6.6)	(2.8)
Change in net cash position	87.7	(106.2)	17.7

Net cash generated by operating activities

The decrease in net cash generated by operating activities in 2003 was mainly due to an increase of €24.8 million in working capital needs, compared with a €38.4 million decrease in working capital needs for the year ended December 31, 2002. Figures at the end of 2002 were affected by the Alcatel group's policy of reducing working capital needs, in particular through factoring and the assignment of receivables totaling €10.6 million. In 2003, this improvement in working capital needs was sustainable, largely due to a combination of higher year-end trade receivables (as a result of strong revenue growth relative to 2002 in the latter part of the year) and additional advance payments made to suppliers to guarantee certain raw materials prices.

In 2004, a more even spread of sales through the year and close management of the period of credit extended to customers and taken from suppliers reduced working capital needs by €13.6 million relative to 2003. The amount of non-cash items (depreciation, amortization and provisions) added back to arrive at net cash provided by operating activities before changes in working capital declined to €16.4 million in 2004, after two years of high restructuring provisions.

Net cash used in investing activities

Tadiran Batteries Ltd and its subsidiaries were acquired in 2000 by the Alcatel Group. The activities of these companies, managed by the Saft group, have been included in the scope of combination over the entire period. In 2003, the shares in Tadiran were sold by the Alcatel group to Saft AB Sweden for €28.8 million. The increase in net cash used in investing activities in 2003 was mainly due to this acquisition.

In 2004, cash used in investing activities amounted to €16.5 million, most of which related to acquisitions of property, plant and equipment and intangible assets.

Net cash used in financing activities

In 2003, net cash used in financing activities mainly comprised a dividend distribution of €57.6 million, capital reductions totaling €57.6 million in favor of Alcatel group entities and a loan of €19.5 million from the Alcatel group which was repaid in January 2004.

In 2004, net cash used in financing activities mainly comprised dividends of €22.3 million paid to Saft group companies not included in the scope of combination, namely Saft US 2003 in the United States, Saft Sweden AB in Sweden, Saft Czech 2003 (renamed Ferak) in the Czech Republic, and Saft Acquisition in France (the "Holding Companies"). These cash flows also included a reduction of €19.5 million in current account balances owed by the operating entities to the Holding Companies corresponding to a loan assigned by Alcatel to one of the Holding Companies, and an advance of funds in the amount of €17.2 million made by the operating entities to the Holding Companies via current accounts.

Other movements comprised repayments of and increases in debt and contingent advances.

5.3.4. Capital expenditure

The table below sets forth a breakdown of capital expenditure for the years ended December 31, 2002, 2003 and 2004:

	(in € millions)					
	Years ended December 31					
	2002		2003		2004	
Capital expenditure by type	**Amount**	**Percentage of Total**	**Amount**	**Percentage of Total**	**Amount**	**Percentage of Total**
New products	3.3	18%	2.1	14%	2.7	16%
Products under production	0.7	4%	0.5	3%	0.2	1%
Increase in production capacity	2.8	16%	1.4	9%	2.8	17%
Optimization of production sites	2.1	12%	3.0	20%	2.3	14%
Cost-cutting	3.3	19%	2.3	15%	1.9	12%
Maintenance/Replacement	3.5	20%	3.3	22%	3.1	19%
Compliance upgrades	1.2	7%	1.4	9%	2.7	16%
Information systems	0.7	4%	1.2	8%	0.8	5%
Total	17.6		15.2		16.5	

In general, capital expenditure incurred by the Group over the last three years has primarily been devoted to the development and launch of new products, the maintenance and upgrading of facilities, bringing facilities into compliance with applicable regulations, the construction of new plant and equipment, cost-cutting programs, and the optimization of manufacturing processes. In 2002 and 2004, the Group also invested significantly in increasing production capacity. In 2002, major capital expenditure items included increases in production capacity at the Valdese site (United States) and in the Civil lithium segment, and the launch of new products at the Tadiran and Nersac production sites. In 2003, the Group invested in the Reorganisation of a warehouse at Valdosta and of an ASB production site, and in the second phase of the launch of a new high-tech product. In 2004, capital expenditure focused largely on the launch of a new range of primary lithium products at Poitiers and at Tadiran Batteries Ltd, and on rationalizing the production site at Büdingen in Germany in connection with the relocation of the Friwo production lines.

5.3.5. Provisions for liabilities and charges

Obligations in respect of contractual claims, restructuring and long-term employee benefits (long service awards) are included in provisions for liabilities and charges, which amounted to €76.3 million at December 31, 2004.

	(in € millions)			
	Provisions for contractual claims	**Restructuring provisions**	**Other provisions**	**Total**
Balance at December 31, 2002	44.9	4.0	11.9	60.8
Balance at December 31, 2003	55.8	12.7	12.3	80.8
Balance at December 31, 2004	58.3	6.2	11.8	76.3

Changes in restructuring provisions relate mainly to Friwo, acquired in April 2003, whose NiCd production activities were partially discontinued in 2003. In 2004, the Duisburg site operated by Friwo was closed, and its remaining activities relocated to a site near Frankfurt.

5.3.6. Pensions and retirement benefit obligations

At December 31, 2004, provisions for pensions and retirement benefit obligations stood at €20.5 million, mainly relating to lump-sum retirement benefit obligations to employees of the French operating entities.

	(in € millions)
	Total
Balance at December 31, 2002	19.1
Balance at December 31, 2003	20.2
Balance at December 31, 2004	20.5

5.3.7. *Market risks and financial risk management policy*

The Group's policy for managing its exposure to movements in commodity prices and exchange rates is described in note 20 to the Combined Financial Statements as presented in section 5.3.9 of this information document.

5.3.8. Off balance sheet commitments

For a description of off balance sheet commitments, see note 23 to the Combined Financial Statements as presented in section 5.3.9 of this information document.

5.3.9. Audited Combined Financial Statements of the operating entities of Saft for the years ended December 31, 2002, 2003 and 2004

5.3.9.1. Combined income statements

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
Revenues	(4)	552,420	557,254	586,923
Cost of sales		(407,404)	(404,524)	(405,408)
Gross profit		**145,016**	**152,730**	**181,515**
Administrative and selling expenses		(70,089)	(73,917)	(73,879)
R&D costs	(5)	(25,113)	(20,724)	(21,545)
Restructuring costs		(8,596)	(17,712)	(2,569)
Employee profit-sharing		-	-	(61)
Other income/(expense)	(6)	(6,910)	5,847	1,729
Net income from operations		**34,308**	**46,224**	**85,190**
Net financial expense	(7)	(1,443)	(2,685)	(3,971)
Share of net income of equity affiliates		-	-	-
Net income before tax		**32,865**	**43,539**	**81,219**
Income taxes	(8)	(12,306)	(8,974)	(42,468)
Net income from ordinary activities		**20,559**	**34,565**	**38,751**
Minority interests		-	-	-
Combined net income		**20,559**	**34,565**	**38,751**
Net income from operations before depreciation, amortization, restructuring costs and other income/expense ("EBITDA")		73,299	77,850	105,507

5.3.9.2. *Combined balance sheets*

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
ASSETS				
Goodwill, net		-	-	-
Other intangible assets, net	(9)	51,714	50,930	50,175
Property, plant and equipment, net	(10)	86,232	81,558	79,293
Other long-term investments, net	(11)	1,982	1,698	1,662
Total fixed assets		**139,928**	**134,186**	**131,130**
Inventories and work in process, net	(13)	67,084	70,924	75,261
Trade receivables	(14)	83,491	90,563	89,489
Prepayments to suppliers		955	3,241	736
Current assets		**151,530**	**164,728**	**165,486**
Deferred tax assets		17,360	22,730	3,382
Other receivables	(15)	13,346	21,078	33,680
Cash and cash equivalents	(16)	125,974	22,784	38,590
Total assets		**448,138**	**365,506**	**372,268**

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
LIABILITIES AND EQUITY				
Combined shareholders' equity		209,706	94,701	101,698
Of which net income for the year		20,559	34,565	38,751
Minority interests		-	-	-
Contingent advances		4,050	4,630	4,967
Pension & retirement benefit obligations	(17)	19,135	20,239	20,470
Provisions for liabilities and charges	(18)	60,827	80,769	76,259
Debt	(19)	9,414	28,166	13,525
Prepayments from customers	(21)	11,639	13,302	8,797
Trade payables		67,973	64,905	68,913
Deferred tax liabilities		2,903	3,548	3,010
Other current and non-current liabilities	(22)	62,491	55,246	74,629
Total liabilities and equity		**448,138**	**365,506**	**372,268**

5.3.9.3. Combined statements of cash flows

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
Net income		20,559	34,565	38,751
Deferred taxes		7,705	(7,796)	19,556
Depreciation, amortization and provisions		42,181	44,076	16,401
Other non-cash income and expenses		360	(2,477)	(848)
Net cash provided by operating activities before changes in working capital		70,805	68,368	73,860
Net change in operating working capital		38,412	(24,845)	13,635
Net cash provided by operating activities		109,217	43,523	87,495
Acquisitions of property, plant and equipment and intangible assets		(17,649)	(15,156)	(16,528)
Decrease/(increase) in loans receivable		3,222	(1,128)	-
Cash impact of changes in scope of combination	(a)	-	(28,820)	-
Proceeds from disposals of property, plant and equipment and intangible assets		24	-	1,034
Disposals of long-term investments		-	4,526	-
Net cash used in investing activities		(14,403)	(40,578)	(15,494)
Increase/(decrease) in debt, excluding current accounts		2,292	(3,706)	6,725
Increase/(reduction) in share capital for cash		1,000	(57,594)	-
Dividends paid		(8,786)	(57,583)	(22,302)
Net change in current accounts	(b)	-	19,502	(36,696)
Other items		-	(3,158)	743
Net cash used in financing activities		(5,494)	(102,539)	(51,530)
Net effect of exchange rate movements		(1,648)	(6,552)	(2,797)
Change in net cash position		87,672	(106,146)	17,674
Net cash position at beginning of year		37,572	125,244	19,098
Net cash position at end of year		125,244	19,098	36,772
Change in net cash position		*87,672*	*(106,146)*	*17,674*
Cash and cash equivalents		125,974	22,784	38,590
Bank overdrafts		(730)	(3,686)	(1,818)
Net cash position at end of year		125,244	19,098	36,772

(a) This represents payment by Saft AB Sweden of the purchase price for Tadiran Batteries Ltd.

(b) In 2003, this line item relates to a loan of €19.5 million from the Alcatel group, repaid in January 2004. In 2004, this line item includes €17.2 million in funds advanced by the operating companies of the Holding Companies via current accounts.

5.3.9.4. *Statement of changes in combined shareholders' equity*

		(in € thousands)
		Combined shareholders' equity
January 1, 2002		227,857
Net income for the period		20,559
Increase in share capital	(a)	1,000
Dividends	(b)	(8,786)
Other movements	(c)	(21,490)
Translation adjustment		(9,434)
December 31, 2002		209,706
Net income for the period		34,565
Increases/reductions in share capital	(a)	(57,594)
Dividends	(b)	(57,583)
Other movements	(c)	(29,159)
Translation adjustment		(5,234)
December 31, 2003		94,701
Net income for the period		38,751
Increases/reductions in share capital		-
Dividends	(b)	(30,482)
Other movements		(122)
Translation adjustment		(1,150)
December 31, 2004		101,698

(a) The increases and reductions in share capital were carried out by or in favor of shareholders outside the scope of combination, and comprise:
- In 2002, an increase in the share capital of Saft Batterien of €1.0 million.
- In 2003, reductions in the share capital of Saft France and Saft Sweden of €47.4 million and €13.2 million, respectively; and various increases in share capital amounting to €3.0 million.

(b) These dividends were paid by companies within the scope of combination to shareholders outside the scope of combination. The dividends declared in 2004 are dividends paid to the Holding Companies.

(c) "Other movements" mainly comprise:
- In 2002, the transfer of Saft Germany to AEG Saft Germany, an Alcatel Group entity, for €19.3 million.
- In 2003, the acquisition by Saft Sweden of the shares of Tadiran Batteries Ltd from the Alcatel Group for €28.8 million.

Notes to the Combined Financial Statements

Note 1–General

The Saft Group was formed on January 14, 2004 in connection with the sale by Alcatel of its Batteries division to Saft Finance Sarl. In order to present comparative information for the years ended December 31, 2002, 2003 and 2004, Combined Financial Statements have been prepared for each of these years.

The Combined Financial Statements reflect on a combined basis the financial position, operating results and cash position of certain Alcatel group entities that now constitute the Saft group.

Note 2–Accounting policies

a) Basis of preparation of the Combined Financial Statements

The Combined Financial Statements of the Group have been prepared in accordance with French generally accepted accounting principles as contained in Regulation 99-02 of the *Comité de la Réglementation Comptable* on consolidated financial statements, issued on April 29, 1999.

b) Combination methods

The Combined Financial Statements include the financial statements of the operating entities of the Group as of December 31, 2004. The financial statements of these entities have been adjusted to bring them into conformity with Group accounting policies.

Entities are included in the scope of combination from the date on which the Group takes control of the entity until the date on which control of the entity is transferred outside the Group. Companies under exclusive control are fully combined. Companies under joint control are proportionately combined. The equity method is used to account for all other companies over which the Group exercises significant influence, which is presumed to exist when the percentage of voting rights held by the Group exceeds 20%.

Material intercompany transactions are eliminated from the Combined Financial Statements. Intercompany losses are not eliminated unless the value of the assets transferred exceeds their recoverable amount.

c) Foreign currency translation

Unless otherwise indicated, the Combined Financial Statements are presented in thousands of euros.

The balance sheets of companies located outside the euro zone are translated into euros at the closing exchange rate on the balance sheets date, and their income statements and statements of cash flows are translated into euros at the average exchange rate for the year. The resulting translation difference is included in shareholders' equity under "Cumulative translation adjustment."

Transactions expressed in foreign currencies are initially recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At the balance sheet date, monetary assets and liabilities expressed in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. All translation differences are recorded in the income statement.

The tables below show the principal exchange rates used in the preparation of the Combined Financial Statements. The closing rate is used in the preparation of the balance sheet, and the average annual rate is used in the preparation of the income statement:

	Year ended December 31					
	2002		2003		2004	
	Average annual rate	Closing rate	Average annual rate	Closing rate	Average annual rate	Closing rate
Norwegian krone	7.54	7.27	8.00	8.41	8.36	8.23
Swedish krona	9.18	9.15	9.12	9.08	9.12	9.02
Czech koruna	30.93	31.57	31.84	32.41	31.89	30.46
US dollar	0.94	1.04	1.13	1.26	1.24	1.36
Australian dollar	1.73	1.85	1.74	1.68	1.69	1.74
Singapore dollar	1.69	1.18	1.97	2.14	2.10	2.22
Pound sterling	0.63	0.65	0.69	0.70	0.68	0.70

d) Intangible assets and property, plant and equipment

Finance leases

Fixed assets acquired under finance leases are capitalized in the balance sheet at cost on the date of acquisition and depreciated over the estimated useful life of the relevant type of asset. The debt arising from the acquisition is recognized as a liability in the balance sheet. In the income statement, the lease payments are recorded as interest expense on the debt and depreciation expense on the asset.

Intangible assets

Purchased goodwill and licenses are recorded at acquisition cost, or at transfer value in the case of assets acquired in an asset-for-shares exchange. Purchased goodwill is not amortized.

In France, purchased goodwill, patents and licenses were revalued at the time of the asset-for-shares exchange under which the activities of Saft Participations were transferred to Saft S.A. effective January 1, 1999.

Patents and licenses (including industrial property rights, processes and know-how) are amortized on a straight-line basis over their estimated useful lives (10 to 16 years).

Software is stated at acquisition cost and amortized on a straight-line basis over 3 years.

Property, plant and equipment

Property, plant and equipment is accounted for at historical acquisition cost.

The historical acquisition cost of property, plant and equipment is reduced by accumulated depreciation and by recognized impairment losses. Depreciation is usually charged over the following estimated useful lives:

Buildings and industrial plant	
• industrial buildings	20 to 25 years
• industrial buildings held under finance leases	15 years
• infrastructure works	10 to 20 years
• technical installations, plant and tooling	5 to 10 years
• exception: small tools	3 years
Buildings used for administrative and selling activities	20 to 40 years

The Group applies the straight-line method of depreciation.

On retirement of assets, any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the income statement in the year of derecognition.

Impairment:

Where events or changes in the business environment indicate a risk of impairment in the value of intangible assets or property, plant and equipment, a detailed review is conducted to determine whether the carrying amount is less than the future cash flows expected from the assets in question.

If this review demonstrates that the estimated future cash flows are less than the carrying amount, the Group takes account of the effect on future cash flows of alternative strategies, such as restructuring the company in question.

If there is still a shortfall, a provision for impairment is recognized as an exceptional item, to reduce the carrying amount of the intangible assets and property, plant and equipment to their value measured by reference to future cash flows (or, if it can be determined, to their fair value).

e) Investments in non-combined companies

Investments in companies excluded from the scope of combination are shown in the balance sheet at the lower of historical acquisition cost (with no remeasurement) or fair value (stock market price in the case of companies with listed securities). Fair value is assessed separately for each investment on the basis of its value to the Group.

f) Inventories and industrial work in process

Inventories and industrial work in process are measured at cost (including indirect production costs). Cost is usually calculated using the weighted average cost method. An impairment loss is recognized for obsolete or slow-turnover items.

g) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand plus short-term investments that are liquid and easily convertible into a measurable amount of cash. Bank overdrafts are treated as financing and hence are excluded from cash and cash equivalents.

The "Cash and cash equivalents" line in the balance sheet complies with this definition.

h) Marketable securities

Marketable securities are measured at the lower of acquisition cost or fair value.

i) Provisions for liabilities and charges

Provisions for liabilities and charges are recorded where the Group has a present obligation (legal or constructive) resulting from a past event, it is probable that an outflow of resources will be necessary to settle the obligation, and the amount of the obligation can be reliably measured.

Where the Group expects the provisioned amount to be repaid in full or in part, for example under an insurance policy or a vendor's guarantee of liabilities, the repayment is recognized provided that recovery is certain.

Provisions for contractual claims relate to product warranties and certain specific risks.

Provisions for product warranties primarily cover the risk of valid product returns during the warranty period. Other than in exceptional cases, the warranty period ranges from 12 months for standard batteries to 10 years. The Group also recognizes provisions to cover claims from customers in respect of products shipped by the Group.

Provisions for contractual claims are determined on the basis of information indicating that a technical problem has arisen on a product, whether sold or in inventory. Information may be obtained from internal sources (quality control department) or from external sources (customer claims referred to the sales department). The information is then processed by the technical and quality departments, which analyze and calculate, on a statistical basis, the quantities at issue.

The Group recognizes warranty provisions by reference to contractual terms and statistics based on past experience, and on estimates and assumptions made by the Group in the light of information about the underlying risks.

These estimates and assumptions are determined on the basis of formal claims made by the Group's customers. The information contained in these claims is compared with internal technical data in order to quantify the extent of the risk.

The costs actually incurred by the Group may differ from these estimates, and this may have a material impact on its financial position.

Restructuring costs are provided for immediately and in full when the Group has an obligation towards a third party arising from a decision by an appropriate corporate body which is evidenced before the balance sheet date by the announcement of the decision to the third parties involved. The costs recognized mainly comprise termination payments and early retirement benefits, payments regarding termination notice periods not given to employees, retraining of employees made redundant, and site closure costs. Retirement of fixed assets and impairment of inventories and other assets directly attributable to restructuring plans are also included in restructuring costs.

j) Provisions for pensions, retirement benefits and other post-employment benefits

The Group has pension, early retirement and retirement benefit plans that comply with the laws and customs of each of the countries in which it operates.

Contributions to basic pension plans and other defined-contribution plans are recognized as an expense when they fall due. No provision is recorded, as the Group has no obligation beyond the contributions paid. Provisions for obligations in respect of post-employment defined-benefit plans are measured on the following basis:

- The actuarial method used is the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. These calculations build in assumptions regarding mortality, employee turnover and salary inflation.

- The estimated future benefits are discounted using rates appropriate to each country. Discount rates are determined by reference to the yield on Government bonds and high-quality corporate bonds.

- Actuarial gains or losses representing over 10% of the amount of the obligation or of the fair value of plan assets are amortized over the expected average remaining working lives of the employees in the plan.

The following defined-benefit plans operate within the Group:

(i) Annuity: retirees are paid a pension throughout their retirement. These plans operate mainly in Germany.

(ii) Lump sum on retirement or cessation of employment: in France, employees are entitled to receive a lump-sum benefit when they retire.

Certain other employee benefits, such as long-service awards (recognized in provisions for liabilities and charges) are also covered by provisions determined using actuarial methods similar to those used for pension and retirement benefit obligations.

The expense representing the net change in the obligation in respect of pension and other post-employment benefit obligations is recorded as an operating item or as a financial item in the income statement, depending on the nature of the underlying cost.

k) Deferred taxes

Deferred taxes are recognized on all temporary differences between the taxable amount of assets and liabilities and their value for the purposes of the Combined Financial Statements. Such differences include the elimination of entries made in the individual company financial statements to reflect elective tax treatments that differ from accounting rules. The liability method is used, with the effects of changes in tax rates recognized in net income for the year in which the change in rate is enacted.

Taxes related to proposed dividend distributions by combined entities are accrued. No tax is accrued on any proposed distribution of reserves.

Deferred tax assets are recognized in the balance sheet where it is more probable than not that they will be recovered in future years. Because of uncertainty as to the timing of the reversal of some temporary differences, deferred tax assets and liabilities are not discounted.

Factors taken into account in assessing the Group's ability to recover deferred tax assets include the following:

- estimates of future taxable profits and losses;

- the portion of exceptional losses unlikely to recur in the future; and

- actual taxable profits and losses for previous years.

l) Net revenues and long-term contracts

Net revenues comprise revenues derived from sales of bought-in goods and sales of goods and services produced in connection with the Group's principal activities (net of VAT).

In general, revenue from the sale of goods and equipment is recognized when there is a formal agreement with the customer, delivery has occurred, the amount of revenue can be reliably measured, and it is probable that the economic benefits associated with the transaction will flow to the Group. If the contract requires formal acceptance of the goods, equipment or services by the customer, revenue recognition is in principle deferred until the date of acceptance.

In recognizing revenues and profits on long-term contracts (primarily for the construction or design of specific batteries), the Group applies the percentage of completion method in accordance with the principles described above, subject to certain specific criteria such as achievement of contractually-agreed milestones or the actual costs incurred relative to the estimated total cost of the contract. Probable losses on completion are recognized immediately. In the event of uncertainty regarding customer acceptance, or in the case of relatively short-term contracts, revenues are only recognized up to the amount of recoverable costs incurred or the amount of costs required to complete the contract.

Partial payments received in respect of long-term contracts are recognized as a liability in the balance sheet under "Prepayments from customers".

For products sold through retailers, revenue is recognized on delivery to the retailer. Product returns, estimated in accordance with contractual commitments and statistics on past sales, are recognized on the same date.

The Group records provisions for warranties, product returns and similar risks on the basis of contractual terms and of statistics derived from past experience.

m) Cost of sales

Cost of sales principally comprises:

- the cost of production, which includes the acquisition cost of materials and other components used in production, direct production costs (mainly salaries), and indirect production costs that are attributable to the production of the goods sold;
- depreciation of property, plant and equipment and amortization of intangible assets;
- provisions; and
- direct selling costs (freight, packaging and sales commissions).

n) Gross profit

Gross profit is calculated as net revenues less cost of sales.

o) Net income from operations

Net income from operations is made up of gross profit, administrative and selling expenses, research and development costs, other income/expense and restructuring costs. Net income from operations excludes financial income/expense and income taxes.

p) Net financial expense

Net financial expense includes interest income and expense, dividends received from non-combined companies, net charges to provisions for impairment of investments in non-combined companies, marketable securities and other long-term investments, foreign exchange gains and losses, and other financial income and expenses. It also includes the financial component of pension costs.

q) Financial instruments

The Group may from time to time use financial instruments to manage and reduce exposure to movements in interest rates, exchange rates and the prices of certain metals. Where these instruments qualify as hedges, the resulting gains and losses are recognized in the same period as the hedged item. In all other cases, changes in the value of financial instruments are recorded in the income statement immediately.

In the case of over-the-counter instruments, gains or losses are not recognized until the settlement date of the instrument, except that a provision is recognized where there is a risk of loss.

Note 3–List of combined operating entities

The structure of the Saft Group, including the Holding Companies, was put in place on January 14, 2004.

In order to allow comparability with the years ended December 31, 2002 and 2003, the Holding Companies have been excluded from the scope of combination for 2004.

Company name	Country	Percentage control & interest	Combination method
Frieman & Wolf Batterietechnik GmbH (Friwo)	Germany	100	Full
Saft Batterien GmbH	Germany	100	Full
SGH	Germany	100	Full
Sonnenschein Lithium GmbH	Germany	100	Full
Saft Ltd UK	England	100	Full
Saft Australia Pty Ltd	Australia	100	Full
Saft Batteries Pty Ltd	Australia	100	Full
Saft Nife ME Ltd	Cyprus	100	Full
Saft Batterias SL	Spain	100	Full
Florida Substrate Inc.	United States	100	Full
Saft America Inc	United States	100	Full
Saft Federal Systems, Inc.	United States	100	Full
Eternacell, Inc.	United States	100	Full
Saft S.A.	France	100	Full
Saft Hong Kong Ltd	Hong Kong	100	Full
Saft Batterijen BV	Netherlands	100	Full
Tadiran Batteries Ltd	Israel	100	Full
Saft Batterie Italia Srl	Italy	100	Full
Saft AS Norway	Norway	100	Full
Saft Ferak*	Czech Republic	100	Full
Saft Batterie Pte Ltd	Singapore	100	Full
Saft AB Sweden	Sweden	100	Full
KB Fajtung 9	Sweden	100	Full
Alcad AB	Sweden	100	Full
ASB	France	50	Proportionate
MSB	Scotland	50	Proportionate

* This company was formed by the merger between an operating company (Saft Ferak) and a holding company (Saft Czech 2003). Two separate divisions have been maintained within the merged entity, ensuring that the books of account of the holding division and the operating division continue to be kept separately. Only the operating division's accounts are included in the scope of combination.

Note:

- Frieman & Wolf Batterietechnik GmbH (Friwo) has been included in the scope of combination from the effective date of acquisition, i.e. April 15, 2003.

- The other entities listed have been included in the scope of combination since January 1, 2002.

Investments in non-combined companies

In connection with its electric vehicle battery production activities, Saft has entered into a partnership agreement with an automobile manufacturer, under which both companies are members of two economic interest groupings (EIGs). Under the agreement, the automobile manufacturer markets vehicles fitted with Saft batteries. One of the EIGs (GBLA) owns the batteries. The other EIG (GLM1) leases the batteries to the vehicle-owners. Saft has interests of 25% in GBLA and 26% in GLM1. The Group's share of the profits and losses of these EIGs is recorded as financial income or expense.

Unicontal has been excluded from the scope of consolidation on grounds of immateriality. This company, which is a *société anonyme* organized under French law, has a share capital of €38,234 and is 99.70% owned by Saft S.A. The cost of the investment is €379,217, and the company had shareholders' equity of €259,919 at December 31, 2004. Unicontal recorded net income of €10,981 for the year ended December 31, 2004.

Note 4–Business segment and geographical segment information

The primary level of segmental reporting by the Group is by business segment (division), and the secondary level is by geographical region. The Group's operational activities are managed separately according to the nature of the products sold and the services provided.

a) Divisional information

The tables below show financial information for the Group's three divisions:

SBG–Specialty Battery Group

IBG–Industrial Battery Group

RBS–Rechargeable Battery Systems

Divisional figures are prepared using the same accounting policies as used for the Combined Financial Statements and described in note 2 to the Combined Financial Statements.

The performance of each division is measured by reference to EBITDA, defined as net income from operations before depreciation, amortization, restructuring costs and other income/expense.

The following table shows EBITDA by division for the years ended December 31, 2002, 2003 and 2004.

	(in € millions)				
	SBG	**IBG**	**RBS**	**Other**	**Total Combined**
2002					
Revenues	227.8	204.5	120.1		552.4
Percentage of the Group's combined revenues	41.2%	37.1%	21.7%		100%
Net income from operations	24.8	25.1	(10.6)	(5.0)	34.3
Depreciation and amortization	7.7	7.3	5.2	3.3	23.5
Restructuring costs, other income/expense	0.9	4.7	9.4	0.5	15.5
EBITDA	33.4	37.1	4.0	(1.2)	73.3
2003					
Revenues	270.4	186.1	100.7		557.2
Percentage of the Group's combined revenues	48.5%	33.4%	18.1%		100%
Net income from operations	30.8	29.3	(1.5)	(12.4)	46.2
Depreciation and amortization	7.5	6.4	3.2	2.6	19.7
Restructuring costs, other income/expense	15.8	(6.7)	2.3	0.5	11.9
EBITDA	54.1	29.0	4.0	(9.3)	77.8
2004					
Revenues	280.3	207.4	99.2		586.9
Percentage of the Group's combined revenues	47.8%	35.3%	16.9%		100%
Net income from operations	53.1	35.5	(1.4)	(2.0)	85.2
Depreciation and amortization	7.8	5.9	3.4	2.4	19.5
Restructuring costs, other income/expense	0.9	(0.3)	0.3	(0.1)	0.8
EBITDA	61.8	41.1	2.3	0.3	105.5

The "Other" column includes the head office in France, the administrative headquarters in the United States and the elimination of interdivision margin on inventory.

b) Revenues by geographical region

	(in € millions)					
	Years ended December 31					
	2002	Percentage of total	2003	Percentage of total	2004	Percentage of total
Europe	270.2	48.9%	281.6	50.5%	289.3	49.3%
North America	194.9	35.3%	204.7	36.7%	218.9	37.3%
Asia/Oceania	40.8	7.4%	43.6	7.8%	48.9	8.3%
Middle East and Africa	39.5	7.2%	25.4	4.6%	27.0	4.6%
South America	3.5	0.6%	1.7	0.3%	2.5	0.4%
Other	3.5	0.6%	0.2	-	0.3	0.1%
Combined revenues	552.4	100%	557.2	100%	586.9	100%

Note 5–Research and development costs

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Research and development costs	(25.1)	(20.7)	(21.5)

Costs incurred in developing products adapted to the specific needs of a customer and billed to the customer are recognized in cost of sales, and accordingly are not included in research and development costs.

Research represents 20% of total research and development costs for the operating entities. The remaining 80% relates to development.

Note 6–Other income/expense

		(in € millions)		
		Years ended December 31		
	Note	2002	2003	2004
Net gain/(loss) on disposals of property, plant and equipment	(a)	(0.4)	(0.1)	0.9
Net gain/(loss) on disposals of long-term investments	(b)	-	3.5	-
Provisions for impairment	(c)	(6.2)	2.4	-
Other exceptional income/expense	(b)(d)	(0.3)	-	0.8
Other income/(expense)		(6.9)	5.8	1.7

Details of other income/expense are as follows:

(a) In 2004, net gains on disposals of property, plant and equipment include a gain of €0.8 million relating to an insurance payout received following a fire at Tadiran Batteries Ltd.

(b) In 2003, other exceptional income includes a €3.1 million gain on the disposal of the investment in Saft Power Systems.

(c) In 2002, this consists of charges to provisions for impairment due to idle capacity, in connection with (i) the restructuring plan for the Nersac site (€3.4 million) and (ii) a decline in IBG division telecommunications activities at Bordeaux (€0.9 million) and Valdosta (€1.8 million).

In the light of a recovery in telecommunications market sales in 2003, €2.4 million of these latter provisions was reversed in 2003 and reclassified in production costs.

(d) In 2004, other exceptional income of €0.8 million included €0.5 million relating to restructuring at the German company Friwo.

Note 7–Financial income and expense

	Note	(in € millions) Years ended December 31		
		2002	2003	2004
Net interest income/(expense)		2.3	1.1	(0.8)
Financial component of pension and retirement benefit costs		(0.8)	(1.1)	(0.9)
Other financial income/(expense)	(a)	(2.2)	(2.1)	(0.4)
Dividends		0.3	-	-
Net foreign exchange gains/(losses)		(1.0)	(0.6)	(1.8)
Net financial expense		(1.4)	(2.7)	(3.9)

(a) Other financial expense includes the share of losses generated by economic interest groupings, amounting to €2.2 million, €2.1 million and €1.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Note 8–Income taxes

During the years ended December 31, 2002 and 2003, the American entities now included in the Group formed part of a group tax election with other US entities in the Alcatel group. The income tax charge and deferred tax position were computed by reference to the consolidated tax position of the Alcatel group in the United States. On the acquisition of the US entities of the Group by the Doughty Hanson Funds, these entities ceased to be part of the group tax election with the Alcatel entities in the United States.

Income taxes paid by Saft amounted to €5.8 million, €17.1 million and €17.0 million in 2002, 2003 and 2004, respectively.

a) Breakdown of income tax charge

	(in € millions) Years ended December 31		
	2002	2003	2004
Current tax charge	(4.6)	(16.8)	(22.9)
Net deferred tax gain/(loss)	(7.7)	7.9	(19.5)
Income tax charged in income statement	(12.3)	(8.9)	(42.4)

b) Tax proof

The table below reconciles the tax charges obtained by applying the applicable tax rate to net income before tax with that obtained by applying the effective tax rate for the Group:

	Note	(in € millions) Years ended December 31		
		2002	2003	2004
Net income before tax		32.9	43.5	81.2
Tax rate applicable in France		35.43%	35.43%	35.43%
Notional tax charge (at the rate applicable in France)		(11.6)	(15.4)	(28.8)
Other differences, including impact of consolidation adjustments	(a)	(0.3)	(3.8)	(15.5)
Non-deductible expenses and non-taxable income		-	0.1	0.2
Incurrence of new losses or offset of existing losses for which no deferred tax asset was recognized	(b)	(0.9)	8.9	(0.7)
Impact of differences in tax rates between France and other countries		0.5	1.3	2.1
Tax charge reported in the income statement		(12.3)	(8.9)	(42.5)
Effective tax rate		37.4%	20.4%	52.3%

(a) In 2004, other differences include the reversal of deferred tax assets of €15.9 million recognized in the balance sheets of the US entities and lost as a result of the withdrawal of these entities from the Alcatel group.

(b) In 2003, deferred tax assets were recognized on tax losses and temporary differences generated in prior years by the Group's US subsidiaries.

(c) Deferred taxes recognized in the balance sheet

The sources of deferred taxes as of December 31 of each year are as follows:

	Note	(in € millions) Years ended December 31		
		2002	2003	2004
Temporary differences		3.0	3.5	3.0
Total deferred tax liability		3.0	3.5	3.0
Deferred tax assets				
Temporary differences	(a)	15.6	21.3	2.0
Tax losses available for offset against future taxable profits		1.8	1.4	1.4
Total deferred tax assets		17.4	22.7	3.4
Net deferred tax asset		14.4	19.2	0.4

(a) In 2003, in connection with the Alcatel group tax election, the US entities recognized a deferred tax asset of €8.2 million arising from tax losses and tax credits generated in prior years. In 2004, the withdrawal of these entities from the Alcatel Group meant that it was no longer possible for the Saft Group to use these deferred tax assets. Consequently, the deferred tax asset of €15.9 million recognized for these entities at December 31, 2003 was written off in full.

The Group reviews the deferred tax position in each country, taking account of the specific situation of each entity or tax group and of local tax legislation, in particular with regard to the carry-forward of tax losses.

Unrecognized deferred tax assets at December 31, 2004 amounted to £1.4 million for Saft Ltd in the United Kingdom and AUD 162,000 for Saft Australia Pty Ltd.

Temporary differences are differences between the tax value and carrying amount of assets and liabilities. They include provisions for retirement benefit obligations, non-deductible provisions and consolidation adjustments.

Note 9–Other intangible assets, net

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Other intangible assets, net	51.7	50.9	50.2
Total intangible assets	51.7	50.9	50.2

Other intangible assets mainly comprise licenses and patents of €10 million and purchased goodwill to which a value of €40 million was attributed at the time of an asset-for-shares exchange in 1999.

Note 10–Property, plant and equipment, net

The table below shows movements in the gross value of property, plant and equipment:

	(in € millions)				
	Land	Buildings	Technical installations, plant & tooling	Other PP&E	Total gross value
Balance at January 1, 2002	6.5	76.6	228.2	19.8	331.1
Additions	-	0.7	13.9	2.5	17.1
Disposals and retirements	-	(1.0)	(4.4)	(0.8)	(6.2)
Translation and other movements	(2.6)	(6.9)	(11.6)	(3.4)	(24.5)
Balance at December 31, 2002	3.9	69.4	226.1	18.1	317.5
Additions	-	0.5	12.0	2.2	14.7
Disposals and retirements	-	(1.7)	(21.4)	(1.9)	(25.0)
Translation and other movements	0.6	1.7	(20.6)	2.7	(15.6)
Balance at December 31, 2003	4.5	69.9	196.1	21.1	291.6
Additions	-	1.3	7.5	7.4	16.2
Disposals and retirements	-	(0.3)	(6.4)	(0.3)	(7.0)
Translation and other movements	0.2	(7.5)	9.0	(9.7)	(8.0)
Balance at December 31, 2004	4.7	63.4	206.2	18.5	292.8

The table below shows movements in accumulated depreciation:

	(in € millions)				
	Land	Buildings	Technical installations, plant & tooling	Other PP&E	Accumulated depreciation
Balance at January 1, 2002	1.2	35.1	173.0	10.9	220.2
Depreciation charge for year	-	4.1	17.0	1.2	22.3
Disposals and retirements	-	(0.8)	(4.2)	(0.7)	(5.7)
Translation and other movements	(1.1)	(4.5)	0.1	-	(5.5)
Balance at December 31, 2002	0.1	33.9	185.9	11.4	231.3
Depreciation charge for year	-	4.0	13.7	1.4	19.1
Disposals and retirements	-	(1.6)	(16.7)	(1.9)	(20.2)
Translation and other movements	-	1.4	(20.4)	(1.2)	(20.2)
Balance at December 31, 2003	0.1	37.7	162.5	9.7	210.0
Depreciation charge for year	-	1.2	15.6	0.7	17.5
Disposals and retirements	-	(0.2)	(6.2)	(0.2)	(6.6)
Translation and other movements	-	(5.2)	(0.6)	(1.6)	(7.4)
Balance at December 31, 2004	0.1	33.5	171.3	8.6	213.5

The table below shows movements in net book value:

	(in € millions)				
	Land	**Buildings**	**Technical installations, plant & tooling**	**Other PP&E**	**Net book value**
Balance at January 1, 2002	5.3	41.5	55.2	8.9	110.9
Additions	-	0.7	13.9	2.5	17.1
Depreciation charge for year	-	(4.1)	(17.0)	(1.2)	(22.3)
Disposals and retirements	-	(0.2)	(0.3)	(0.1)	(0.5)
Translation and other movements	(1.5)	(2.4)	(11.7)	(3.4)	(19.0)
Balance at December 31, 2002	3.8	35.5	40.2	6.7	86.2
Additions	-	0.5	12.0	2.2	14.7
Depreciation charge for year	-	(4.0)	(13.7)	(1.4)	(19.1)
Disposals and retirements	-	(0.1)	(4.7)	-	(4.8)
Translation and other movements	0.6	0.3	(0.2)	3.9	4.6
Balance at December 31, 2003	4.4	32.2	33.6	11.4	81.6
Additions	-	1.3	7.5	7.4	16.2
Depreciation charge for year	-	(1.2)	(15.6)	(0.7)	(17.5)
Disposals and retirements	-	(0.1)	(0.2)	(0.1)	(0.4)
Translation and other movements	0.2	(2.3)	9.6	(8.1)	(0.6)
Balance at December 31, 2004	4.6	29.9	34.9	9.9	79.3

Property, plant and equipment financed under finance leases or long-term lease contracts represented a net book value of €3.4 million as of December 31, 2004 and €3.4 million as of December 31, 2003, and is primarily located at the Nersac plant in France.

Note 11–Other long-term investments, net

	(in € millions)			
	Investments in non-combined companies	**Provisions**	**Other**	**Total**
Balance at January 1, 2002	17.5	(0.5)	4.2	21.2
Divestment of interest in Saft Power Systems Germany	(15.8)	-	-	(15.8)
Repayment of loan granted by RBS US	-	-	(3.6)	(3.6)
Other movements	-	-	0.1	0.1
Balance at December 31, 2002	1.7	(0.5)	0.7	1.9
Additions	-	-	1.1	1.1
Release of provisions	(1.3)	0.5	(0.5)	(1.3)
Other movements	-	-	-	-
Balance at December 31, 2003	0.4	-	1.3	1.7
Additions	-	-	-	-
Release of provisions	-	-	-	-
Other movements	-	-	-	-
Balance at December 31, 2004	0.4	-	1.3	1.7

The interest in Saft Power Systems Germany was divested during 2002.

At December 31, 2004, other long-term investments included €379,217 relating to the interest in Unicontal, which is excluded from the scope of combination.

Note 12–Investments in jointly-controlled companies

The Group holds a 50% interest in the capital of ASB, a joint subsidiary with EADS, and an indirect 50% interest in the capital of MSB, a company 100% owned by ASB. The ASB sub-group is included in the Combined Financial Statements using the proportionate method, at a rate of 50%. The Group's share of the assets, liabilities, income and expenses of the ASB sub-group as included in the Combined Financial Statements is as follows:

	(in € millions) Years ended December 31		
	2002	**2003**	**2004**
Current assets	4.8	1.1	8.9
Non-current assets	1.2	8.4	2.2
Current liabilities	(4.3)	(4.7)	(4.8)
Non-current liabilities	–	–	–
Net assets	1.7	4.8	6.3
Revenues	7.7	8.9	10.4
Cost of sales	(5.8)	(6.4)	(6.8)
Administrative and selling expenses	(1.5)	(1.8)	(1.7)
Financial income/(expense)	(0.2)	0.1	0.1
Income taxes	(0.1)	(0.3)	(0.7)
Net income	0.1	0.5	1.3

Note 13–Inventories and work in process, net

	(in € millions) Years ended December 31		
	2002	**2003**	**2004**
Raw materials and bought-in goods	27.0	30.1	34.3
Work in process	33.4	29.9	25.9
Finished goods	20.0	22.9	25.6
Gross value	80.4	82.9	85.8
Provisions for impairment	(13.3)	(12.0)	(10.5)
Net value	67.1	70.9	75.3

Note 14–Trade receivables, net

	(in € millions) Years ended December 31		
	2002	**2003**	**2004**
Long-term contract receivables	5.3	4.7	4.3
Other trade receivables	81.2	88.9	87.9
Gross value	86.5	93.6	92.2
Provisions for impairment	(3.0)	(3.0)	(2.7)
Net value	83.5	90.6	89.5

All trade receivables fall due within less than one year.

Note 15–Other receivables

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Holding Company current accounts	–	–	17.2
Prepaid expenses	1.1	1.4	1.0
Taxes and duties recoverable	8.8	12.1	10.4
Amounts due from employees	0.4	0.8	0.2
Other items	3.0	6.8	4.9
Total	13.3	21.1	33.7

At December 31, 2004, €17.2 million represented the net balance on current accounts with the Holding Companies.

Note 16–Cash and equivalents

		(in € millions)		
		Years ended December 31		
	Note	2002	2003	2004
Cash at bank and in hand		27.5	21.1	38.4
Marketable securities		–	1.7	0.2
Cash pooling	(a)	98.5	–	–
Total cash and cash equivalents		126.0	22.8	38.6

(a) In 2002, this represents treasury current accounts of €98.5 million with the Alcatel group.

Note 17–Pensions, retirement benefits and other employment or post-employment benefits

Provisions for pension and retirement benefit obligations include:

- pensions and retirement benefit obligations;

- other long-term employee benefits (benefits related to length of service, early retirement plans, etc).

a) Pensions and retirement benefits

The method used to measure these obligations is described in note 2.

The assumptions used in the actuarial calculations of the obligation under defined-benefit pension and retirement plans take account of economic conditions specific to each country and Group company. The weighted averages of these assumptions are as follows:

		Years ended December 31		
	Note	2002	2003	2004
Discount rate	(a)	5.50%	4.30%	4.50%
Long-term salary inflation rate		2.00%	2.40%	2.70%
Long-term return on plan assets	(b)	5.00%	4.50%	4.50%
Average remaining working life of employees (in years)		15 to 27	15 to 27	15 to 27
Amortization period of initial actuarial obligation (in years)		15	15	15

(a) The discount rates used are obtained by reference to the yield on high-quality bonds with a term equivalent to that of the plan being measured.

(b) The return on plan assets depends on the composition of the portfolio, the term of the assets, and the expected future performance.

b) Other employment or post-employment benefits

At December 31, 2004, obligations in respect of other long-term employee benefits totaled €3.6 million, recognized in "Provisions for liabilities and charges" (see note 18). This mainly relates to long-service awards payable in France (€3.3 million), measured on an actuarial basis using the same assumptions as those used for retirement benefit obligations.

Movements in pension and retirement benefit obligations in the years ended December 31, 2002, 2003 and 2004 are shown in the table below:

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Measurement of the obligation:			
Total present value of obligation at Jan. 1	(21.1)	(22.3)	(24.5)
Normal expense for the year	(1.5)	(2.0)	(1.1)
Interest cost	(1.0)	(0.9)	(1.0)
Employee contributions	–	–	–
Plan amendments/Reclassifications	–	(3.4)	–
Acquisitions of businesses	–	–	–
Divestments of businesses	0.4	–	–
Plan curtailments	–	–	–
Plan settlements	–	–	–
Additional contract termination benefits	–	–	–
Actuarial losses/(gains)	(1.1)	(2.2)	(0.1)
Benefits paid	1.6	1.8	1.6
Other (effect of exchange rates)	0.4	0.7	–
Total present value of obligation at Dec. 31	(22.3)	(28.3)	(25.1)
Obligation funded by:			
Plan assets: market value at Jan. 1	5.2	6.5	5.6
Actual return on plan assets	0.3	0.5	0.2
Employer contributions	–	1.0	–
Employee contributions	–	–	–
Plan amendments/Reclassifications	1.3	–	–
Acquisitions of businesses	–	–	–
Divestments of businesses	–	–	–
Plan curtailments	–	–	–
Plan settlements	(0.1)	(0.2)	–
Benefits paid/Additional contract termination benefits	–	–	–
Other (effect of exchange rates)	(0.1)	(0.2)	–
Market value of plan assets at Dec. 31	6.6	7.6	5.8

Changes in the funding of pension and retirement benefit obligations are as follows:

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Unfunded actuarial obligation	(15.7)	(20.7)	(19.3)
Actuarial gains and losses	0.2	0.3	0.4
Plan amendments	–	–	–
Other provisions not qualifying as pensions	(3.6)	0.2	(1.6)
Amount of provision in balance sheet	(19.1)	(20.2)	(20.5)

The table below breaks down the pension cost for the year:

	(in € million)		
	Years ended December 31		
	2002	2003	2004
Normal charge for the year	(1.5)	(2.0)	(1.1)
Interest cost	(1.1)	(0.9)	(1.1)
Expected return on plan assets	0.3	0.5	0.2
Amortization of actuarial gains and losses	(1.7)	(0.5)	-
Other costs	-	(0.3)	-
Net cost for the year	(4.0)	(3.2)	(2.0)
Amount classified as an operating item	(3.2)	(2.1)	(1.1)
Amount classified as a financial item	(0.8)	(1.1)	(0.9)

Note 18–Provisions for liabilities and charges

	(in € millions)			
	Contractual claims	Other provisions	Restructuring	Total
Balance at January 1, 2002	37.1	9.1	3.1	49.3
Charged	20.5	9.5	18.3	48.3
Released	(4.6)	-	(0.8)	(5.4)
Utilized	(6.7)	(0.6)	(7.1)	(14.4)
Other movements	(1.4)	(6.1)	(9.5)	(17.0)
Balance at December 31, 2002	44.9	11.9	4.0	60.8
Charged	17.8	14.4	18.5	50.7
Released	(2.5)	(0.7)	(3.1)	(6.3)
Utilized	(4.8)	(4.6)	(4.6)	(14.0)
Other movements	0.4	(8.7)	(2.1)	(10.4)
Balance at December 31, 2003	55.8	12.3	12.7	80.8
Charged	23.3	–	1.5	24.8
Released	(15.7)	–	(0.3)	(16.0)
Utilized	(5.4)	–	(6.4)	(11.8)
Other movements	0.3	(0.5)	(1.3)	(1.5)
Balance at December 31, 2004	58.3	11.8	6.2	76.3

a) Provisions for contractual claims

Provisions for contractual claims include provisions for warranties and certain specific risks. At December 31, 2004, provisions for contractual claims comprised:

(in € millions)	
Provision for warranties	47.5
Provision for penalties	2.0
Provision for litigation (*)	1.6
Provision for losses on long-term contracts	0.5
Other provisions (**)	6.7
Total	**58.3**

(*) The Company estimates that no litigation, taken individually, is significant.
(**) Mainly comprises provisions for end-of-life battery recycling costs.

At December 31, 2004, provisions for contractual claims included €10.8 million in the IBG division relating to Ni-Cd batteries for electric vehicles. Other material provisions for the IBG division include:

- a provision for the cost of recycling batteries returned to Saft at the end of their lives (€4.9 million at December 31, 2004);

- a provision for telecom batteries (€0.7 million); and
- a provision for a warranty related to the BESS contract in Alaska (€0.8 million).

The main provisions for contractual claims in the SBG division at December 31, 2004 were:

- warranties given to the US government on batteries used in military applications (€5.4 million);
- customers of Tadiran Batteries Ltd in Israel (€2.5 million); and
- risks relating to the supply of batteries installed in a satellite (€1 million).

b) Other provisions

At December 31, 2004, other provisions included €7.2 million for decontamination costs at the Valdosta site in the United States and €3.3 million for long-service awards in France.

c) Restructuring provisions

In 2003, the movement in restructuring provisions related mainly to Friwo (acquired 2003), particularly the partial discontinuation of the company's activities, the closure of the Duisburg production site, and the transfer of the remaining activities to a site near Frankfurt.

At December 31, 2004, restructuring provisions mainly covered Friwo (€3.9 million) and a provision for battery recycling costs in respect of a Brazilian business sold in 2001.

Note 19–Debt

Breakdown of debt by type:

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Short-term loans	2.5	1.9	8.6*
Finance lease obligations	3.1	2.5	2.3
Other debt	3.1	0.6	0.8
Total debt excluding current accounts and bank overdrafts	8.7	5.0	11.7
Bank overdrafts	0.7	3.7	1.8
Alcatel current accounts	-	19.5	-
Total debt	9.4	28.2	13.5

* In 2004, the €8.6 million represents an amount due by the operating entity Saft AB to the Holding Company Saft Sweden AB.

Except for finance lease obligations (with €0.2 million falling due within less than one year, €0.7 million falling due between 1 and 5 years, and €1.4 million falling due after more than 5 years at December 31, 2004), all debt falls due within less than one year.

Note 20–Market risks and financial risk management policies

a) Management of exposure to commodity price risk

Fluctuations in the prices of metals used by Saft in the production of batteries may have a material impact on the Group's gross margin. Some metals used by Saft in the production of batteries, in particular nickel and cobalt, are traded on the international commodity markets. Saft hedges a significant portion of its projected nickel and cobalt requirements using forward purchase contracts, generally denominated in euros. Gains and losses arising on these hedging contracts are recognized in cost of sales for the division whose future needs are covered by the hedge.

b) Management of exposure to currency risk

Saft has production sites in 9 countries and sells its products in 95 countries. In some countries, Saft is required to use currencies other than the euro. In such cases, sales of goods or services are denominated in currencies other than the euro, with the US dollar being the main foreign currency used by Saft. Fluctuations in exchange rates may therefore have a material future impact on the financial position of Saft and on the comparability of financial information between accounting periods. This impact may arise in one of two ways:

- risks associated with movements in a currency other than the euro in which a Group company maintains its financial accounts; and

- risks associated with movements in a currency other than that in which a Group company maintains its financial accounts.

In order to mitigate some or all of the negative effects of exchange rate movements, currency hedges were entered into during 2002 and 2003 in the form of forward contracts that hedged the net exposure six months forward.

Following the sale of the Saft group by Alcatel to the Doughty Hanson Funds, the hedging strategies established by Alcatel ceased to apply to the Group. For practical reasons, the Group did not set up any currency hedging strategies in 2004. However, it intends in future to continue with the policy implemented by the Alcatel group prior to the sale.

In addition, the nature of Saft's activities is such that its US dollar-denominated debt can be partially serviced out of revenues invoiced in US dollars.

c) Concentration of counterparty risk

The nature of Saft's activities is such that trade receivables represent the main source of counterparty risk. Saft records bad debt provisions based on a quarterly assessment of the risk of non-recovery, or when events make the recovery of a receivable uncertain. Saft also reviews the solvency of its customers on a regular basis.

Note 21–Prepayments from suppliers

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Prepayments on long-term contracts	3.4	3.6	2.5
Other prepayments from customers	8.2	9.7	6.3
Total	11.6	13.3	8.8

In 2002 and 2003, prepayments received under long-term contracts for the installation of batteries by Saft AB Sweden for the city of Fairbanks amounted to €3.0 million and €2.2 million, respectively. Other prepayments received from customers relate to the Poitiers and Cockeysville sites.

Note 22–Other liabilities

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Accrued expenses and other liabilities	27.2	17.2	20.0
Employee-related liabilities	34.7	34.3	36.5
Taxes payable	0.6	3.7	18.1
Total	62.5	55.2	74.6

Note 23–Off balance sheet and other contractual commitments

The table below provides a breakdown of off balance sheet commitments at December 31, 2002, 2003 and 2004.

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Tender guarantees	0.4	0.3	0.2
Customer prepayment guarantees	0.9	1.3	2.6
Contract guarantees	14.5	13.1	9.3
Other commitments	3.9	2.2	6.9
Sub-total–commitments given	19.7	16.9	19.0
Guarantees received	0.7	0.4	0.5

a) Guarantees

Saft has given various guarantees to customers concerning execution of contracts awarded to the Group (performance bonds, customer prepayment guarantees, refunds, etc.). The total amount of such commitments at December 31, 2004 was €19.0 million. This represents the maximum potential amount (undiscounted) that the Group could be required to pay under these guarantees, and has not been reduced to reflect any sums that the Group might be able to recover through legal proceedings or via counter-guarantees received, the amount of which stood at €0.5 million as of December 31, 2004.

b) Debt and advances secured by collateral

Shares and other assets held by various legal entities in the Group have been pledged as collateral to the banks providing senior debt financing.

The following Group companies have pledged assets as collateral: Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft S.A., Unicontal SA, Saft Sweden AB, Saft AB, KB Fasjtjung 9, Alcad AB, Tadiran Batteries Ltd, Saft US 2003, Inc., Saft America, Inc., Saft Federal system, Inc., Florida Substrate Inc. and Eternacell, Inc.

Saft has pledged no other assets as collateral, and does not use discounting of bills or receivables as a source of financing.

c) Other commitments

	(in € millions)		
	Years ended December 31		
	2002	2003	2004
Unconditional purchase obligations	3.3	7.9	4.8
Obligations to purchase property, plant and equipment	2.2	3.5	0.6
Sub-total–Purchase commitments	5.5	11.4	5.4
Commitment in respect of trade receivables assigned without recourse	10.6	-	-
Other commitments	9.5	-	-
Total–Other commitments	25.6	11.4	5.4

The following table shows all of the Company's contractual obligations and commercial commitments by maturity at December 31, 2004:

Contractual obligations	(in € millions)			
	Payments due by period			
	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	-	-	-	-
Finance lease obligations	2.4	0.2	1.0	1.2
Operating leases	21.4	4.1	11.8	5.5
Irrevocable purchase commitments	5.4	5.4	-	-
Other long-term obligations	1.8	1.8	-	-
Total	31	11.5	12.8	6.7

Other commercial commitments	(in € millions)			
	Payments due by period			
	Total	Less than 1 year	1 to 5 years	More than 5 years
Credit facilities	-	-	-	-
Letters of credit	-	-	-	-
Guarantees	19.0	11.1	7.9	0.01
Repurchase commitments	-	-	-	-
Other commercial commitments	-	-	-	-
Total	19.0	11.1	7.9	0.01

Note 24–Transactions with related parties

With effect from January 1, 2004, the Group has used the definition of "related party" as set forth in IAS 24 (revised in December 2003).

The operating entities of the Group are indirectly owned by the following companies: Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, HVB-Offene Unternehmens-beteiligungs-AG and Saft Operational Investment Sarl. The Group has no commercial relations with any of these companies.

Note 25–Personnel costs and number of employees

	(in € millions, except number of employees)		
	Years ended December 31		
	2002	**2003**	**2004**
Personnel costs (incl. social security charges)	95.5	95.5	96.9
of which remuneration paid to members of the management board for duties performed in the company or in operating entities (a)	0.6	0.7	0.9
Number of employees of combined companies at the balance sheet date (b)	3,864	3,966	4,030

(a) Amounts paid in 2002, 2003 and 2004 by operating entities of the Group to members of the management board of Saft Groupe S.A. in office as at the date of this information document.

(b) Includes all employees of ASB and MSB.

Note 26–Litigation

All litigation identified during the years ended December 31, 2002, 2003 and 2004 has been provided for based on the Company's estimate of the outflow of resources necessary to settle any resulting obligation.

Note 27–Post balance sheet events

No event likely to have a material effect on the financial position of the Group has occurred since the balance sheet date.

5.3.10. Report of PricewaterhouseCoopers Audit on the Audited Combined Financial Statements of the operating entities of Saft for the years ended December 31, 2002, 2003 and 2004

This is a free translation into English of the report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Supervisory Board

Saft Groupe S.A.
12, rue Sadi Carnot
93170 Bagnolet

In accordance with the terms of our engagement, we hereby report to you on our audit of the combined financial statements of the operating entities of the Saft Group for the years ended December 31, 2002, 2003 and 2004 as presented in section 5.3.9 of the Saft Groupe S.A. information document.

The combined financial statements have been prepared under the responsibility of the management board of Saft Groupe S.A. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the combined financial statements

We conducted our audit in accordance with the professional standards applicable in France, subject to the exception mentioned below. Those standards require that we plan and perform the audit to obtain reasonable assurance that the combined financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made in preparing these financial statements, as well as evaluating their overall presentation. We believe that our audit provides a reasonable basis for the opinion expressed below.

We were appointed as auditors of the combined operating entities during the year ended December 31, 2004, and consequently were unable either to (i) attend the physical inventory counts of these entities at December 31, 2001, 2002 and 2003 or (ii) for approximately one-third of inventories, primarily held in the US entities, use alternative procedures to verify physical quantities of those inventories held as of December 31, 2001 and 2002. Because inventories at the start of the period are a factor in determining net income from operations for that period, we were unable to determine whether any adjustments were required to net income for the years ended December 31, 2002 and 2003 and opening balances of retained earnings for those years.

In our opinion, subject to the impact on net income for the years ended December 31, 2002 and 2003 and on opening balances of retained earnings for those years of any adjustments to net income from operations for those years that might have been identified had we been able to verify physical quantities for approximately one-third of inventories primarily held in the US entities at December 31, 2001, 2002 and 2003, the combined financial statements of the operating entities of the Saft Group as presented in section 5.3.9 of the Saft Groupe S.A. information document present fairly in accordance with French generally accepted accounting principles the assets and liabilities, financial position and results of the group of companies included in the combined financial statements for the years ended December 31, 2002, 2003 and 2004 as presented in section 5.3.9 of the Saft Groupe S.A. information document.

Paris La Défense, May 20, 2005

One of the Statutory Auditors

PricewaterhouseCoopers Audit

Bruno Tesnière

5.4. DESCRIPTION OF THE PRO FORMA FINANCIAL STATEMENTS

The Pro Forma Financial Statements have been prepared on the basis of the Combined Financial Statements and the notes thereto as presented in this information document, and should therefore be read in conjunction with the Combined Financial Statements. The Pro Forma Financial Statements have not been audited by the statutory auditors of Saft but have been subject to limited review in accordance with French auditing standards as set out in standard 4-102 of the Compagnie Nationale des Commissaires aux Comptes.

5.4.1. Introductory comments about the Pro Forma Financial Statements

The Pro Forma Financial Statements have been prepared by making adjustments to the Combined Financial Statements based on the assumptions described in section 5.4.2 of this information document. These adjustments are intended to reflect the financial position and results of operations of the Group that would have been reported if it had existed as a separate and autonomous entity during the periods in question, on the basis of estimates and assumptions made by Group management. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if that transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

The Pro Forma Financial Statements cover the combination of the new group following the acquisition, in January 2004, of the operating entities of the Saft group by the Doughty Hanson Funds. The Pro Forma Financial Statements also aim to portray the financial situation after the Reorganisation and the refinancing transactions to occur simultaneously with the Company's initial public offering. The cost of previous financings and non recurring charges borne by the Holding Companies from the above-mentioned acquisition and its financing were therefore excluded from the pro forma income statements but are included in the pro forma balance sheet at December 31, 2004 presented in the Pro Forma Financial Statements.

The Pro Forma Financial Statements show the impact on the financial statements of the allocation of the acquisition price to the assets and liabilities of the Group based on the price paid for the operating entities in January 2004.

The effects of the Reorganisation, as described in section 3.2.3 hereof, are also included in the Pro Forma Financial Statements.

The Pro Forma Financial Statements also take into account the effects of the refinancing of €460 million in debt, contracted (in euros and US dollars) on December 17, 2004, to be put in place upon the admission of the Company's shares to the Eurolist Market of Euronext Paris. At current exchange rates, the amount of debt to be refinanced was estimated in the Pro Forma Financial Statements at €470 million. This refinancing will occur by:

- new financing of €375.0 million, as described in section 5.4.3 hereof,
- use of a portion of the Group's available cash, and
- use of the net cash proceeds from the capital increase to be raised in the Offering.

For purposes of establishing the Pro Forma Financial Statements, the net proceeds from the above mentioned capital increase are estimated at €80 million (this amount may nevertheless vary as a function of the final conditions of the Offering and the final amount of the fees and commissions paid by the Company in connection with the capital increase). Under this assumption, €15 million of the available cash of the Group would be used.

5.4.2. Assumptions used in preparing the Pro Forma Financial Statements

The Pro Forma Financial Statements have been prepared on the basis of the Combined Financial Statements, to which the adjustments described below have been made.

5.4.2.1. Acquisition of the operating entities of the Group and Reorganisation

Treatment applied to the acquisition by the Doughty Hanson Funds

During January 2004, the Alcatel Group sold its battery activities to the Doughty Hanson Funds, and in the same month the operating entities of the Group were transferred to the Holding Companies.

The Pro Forma Financial Statements reflect the transfer value of the operating entities of the Group, corresponding to the price paid in January 2004 by the Doughty Hanson Funds (enterprise value of €413 million, including direct acquisition costs).

The acquisition price paid by the Doughty Hanson Funds for the operating entities of the Group was allocated in part to the assets and liabilities transferred, measured at January 14, 2004, at fair value based on an independent expert's valuation. This remeasurement relative to the carrying amounts in the Combined Financial Statements for the year ended December 31, 2004 related to:

- intangible assets (€201 million), primarily consisting of brand names, research and development projects and customer lists by product line. The impact of the remeasurement of these assets on the amortization charge is €7.8 million per year.
- property, plant and equipment (€24 million). The estimated useful lives of these assets were also reviewed, and the net impact of the remeasurement of the value of property, plant and equipment and of adjustments to the estimated useful lives of these assets resulted in a reduction of €3.7 million in the annual depreciation charge.
- inventories (€11 million), an adjustment that flowed through the income statement in full during the year ended December 31, 2004, generating a reduction in gross profit equal to the same amount (non-recurring effect).

The residual unallocated acquisition value (€112 million) was treated as goodwill.

Treatment of the Reorganisation

Prior to admission of the Company's shares to listing on the Eurolist Market of Euronext Paris, it is anticipated that all the shares in Saft Finance Sarl will be contributed to Saft Groupe S.A., on the terms described in section 3.2.3 of this information document. This Reorganisation will be accounted for in accordance with the terms of the transfer agreement and with Regulation 2004-01 of the *Comité de la Réglementation Comptable* issued on May 4, 2004.

The Pro Forma Financial Statements presented below have been prepared in order to provide consolidated information on the financial position and results of operation for the years ended December 31, 2002, 2003 and 2004 of the Group as it will be constituted on completion of the Reorganisation, based on a cost of €204.0 million for the Saft Finance Sarl shares contributed and financed by:

- the assumption of debt of €59.1 million, comprising €57.4 million in principal and €1.7 million in accrued interest as of the completion date of the transfer; and
- a capital increase of €144.9 million of Saft Groupe S.A.

The transfer value of €204.0 million corresponds to the price of the shares of Saft Finance Sarl contributed to the Luxembourg-registered Holding Companies of the Group following the refinancing of the acquisition debt in December 2004. The net assets of Saft Finance Sarl transferred amounted to €11.0 million. The transfer therefore generates, under French generally accepted accounting principles, a further €193.0 million of goodwill in addition to the goodwill arising on the acquisition by the Doughty Hanson Funds.

Treatment of goodwill

After allocation of the acquisition price as described above, and based on the consolidated net assets of the Group as measured at December 31, 2004, goodwill of €305.0 million has been recognized, comprising €112.0 million on the acquisition by the Doughty Hanson Funds and €193.0 million on the transfer as described above. This goodwill is amortized over 20 years and generates an annual amortization charge of €15.2 million.

Other considerations

The accounting adjustments made in connection with the allocation of the acquisition price paid by the Doughty Hanson Funds for the shares of the operating entities of the Group have no impact on the Group's cash flows.

For the purposes of the Pro Forma Financial Statements, the adjustments made in each of the years ended December 31, 2002, 2003 and 2004 were identical except for the adjustment to the value of inventories, recorded solely in respect of the year ended December 31, 2004.

5.4.2.2. Debt

The acquisition of the Saft group by the Doughty Hanson Funds in January 2004 was financed with bank debt of €290 million assumed by Saft Finance Sarl and the other Holding Companies and by advances from shareholders' current accounts in an amount of €108.5 million. Arrangement fees in the amount of €13.8 million were paid upon the putting in place of the financing and were capitalized. The financial charges relating to all of the financing amounted to €31.2 million for the year ended December 31, 2004. These charges were recorded by the companies in their income statement for the period ended December 31, 2004. However, only the impact of these charges on cash was taken into account in the Pro Forma Financial Statements.

On December 17, 2004, the initial debt was prepaid and financing of €460 million was put in place (see section 5.4.3 hereof). New arrangement fees of €9.8 million were paid in connection with this refinancing and capitalized. Prepayment fees of €2.3 million relating to prepayment of the initial debt were also paid and recorded as a charge by the Holding Companies for fiscal year 2004. The arrangement fees in the amount of €13.8 million, capitalized following the financing described in the preceding paragraph by each borrowing company pro rata to the amounts borrowed, were fully amortized by the Holding Companies in their income statements for the year ended December 31, 2004. However, only the impact on cash of the costs incurred in connection with the refinancing in December 2004 was taken into account in the Pro Forma Financial Statements.

The Company expects, in connection with its initial public offering, to refinance the €460 million in debt contracted on December 17, 2004. The means of prepayment of this debt and its financing are described in more detail in section 5.4.1 hereof.

The effect of this new refinancing will be that the arrangement fees of €9.8 million capitalized in connection with the December 2004 refinancing at the level of the Holding Companies pro rata to the amounts borrowed will be fully amortized by these companies in their income statements for the year ending December 31, 2005. Prepayment fees in an estimated amount of €2.3 million for the prepayment of the debt contracted in December 2004 will be recorded as a charge in the income statement of the Holding Companies for the year ending December 31, 2005. These charges relating to fiscal year 2005 are not included in the Pro Forma Financial Statements.

In the Pro Forma Financial Statements, only the interest generated by the new bank debt of €375.0 million was taken into account, on the basis of an average annual interest rate of 4.23%, generating an annual interest charge of €15.9 million. Arrangement fees corresponding to approximately €3.0 million were also recorded as a charge and amortized over a five-year period, corresponding to the duration of these loans (for an annual charge of €0.6 million). The total financial charges so determined was recorded in the Pro Forma Financial Statements.

The difference between the effective financial charges paid on December 31, 2004 by the Holding Companies and the pro forma charges recorded for the period then ended, as well as the impact on the cash position of the refinancing anticipated to occur upon the initial public offering, or €50.9 million in total, appears in the Pro Forma Financial Statements under the heading "Pro forma adjustment" and is presented in the pro forma balance sheet as a reduction of liabilities for the year ended December 31, 2004.

This heading reads as follows (in millions of euros):

Adjustments to results for the year ended December 31, 2004	
- Financial charges paid in 2004	(31.2)(*)
- Arrangement fees paid and fully amortized in 2004 following the refinancing of the acquisition debt	(13.8)(*)
- Fees for prepayment on the acquisition debt assumed in 2004	(2.3)(*)
- Neutralization of pro forma financial charges for the year ended December 31, 2004 calculated on the basis of new debt of €375 million (at an interest rate of 4.23%)	15.9
Adjustments to results for the year ended December 31, 2005	
- Arrangement fees paid in 2004 that will be fully amortized in fiscal year 2005 after refinancing the debt contracted in December 2004	(9.8)(**)
Adjustments with no impact on results	
- Estimated impact on cash position of the refinancing to occur upon the admission of the Company's shares to the Eurolist Market of Euronext Paris	(15.0)(***)
- Other	5.3
Pro forma balance sheet adjustment for the year ended December 13, 2004	***(50.9)***

(*) Financial charges related to financing and refinancing realized in 2004 and recorded by the Holding Companies in this period but not reflected in the pro forma income and shareholders' equity.

(**) Amortization of arrangement fees to be capitalized by the companies in 2005 that are not reflected in the pro forma income and shareholders' equity.

(***) Impact taken into account by deducting cash from the Pro Forma Financial Statements.

The impact on the cash position of all the financing and refinancing transactions in 2004 or anticipated in 2005 in the context of the initial public offering were taken into account in the pro forma cash position at December 31, 2004.

5.4.2.3. Cost of administrative services

Savings generated on the cost of services provided by Alcatel to Saft Group entities prior to their sale are estimated at €2.1 million. These savings have been included for the years ended December 31, 2002 and 2003 but those for 2004 have not been as they represent savings of the new Group.

5.4.2.4. Income taxes and deferred taxes

Tax charges and savings associated with the pro forma adjustments described above have been recognized in each of the periods to which they relate. The rate applied to adjustments arising from the allocation of the acquisition price to the assets and liabilities acquired is the current tax rate of the company involved; the rate applied to all other pro forma adjustments is the estimated average tax rate for the Group of 35%.

The acquisition by the Doughty Hanson Funds has led to the Group adopting a new tax base determined on the basis of the fair value of the assets and liabilities acquired and of the goodwill generated on the basis of the acquisition price of the Group's US entities. Amortization of this goodwill is tax-deductible in the United States. The effects of this new US tax structure have been reflected in the Pro Forma Financial Statements.

The structure of the Group put in place at the time of the acquisition resulted in most of the interest on the Group's debt being tax-deductible. This debt is split between various legal entities of the Group, in particular in France, the United States, Sweden and the Czech Republic, which in 2004 generated profits against which the interest charge on the debt contracted by each entity was offset. However, the deductibility of the interest charges and arrangement fees on the debt was capped at a debt figure of €300 million (80% of pro forma financial debt), corresponding to the level of debt carried by Group companies covered by the beneficial treatment available under the group tax election. Although the Group intends to modify the financing structure so that the full amount of interest charges will be deductible, the impact of full deductibility has not been reflected in the Pro Forma Financial Statements.

In the year ended December 31, 2003, deferred tax assets were recognized in connection with the Alcatel group tax election. These assets related to past tax losses generated by the US entities, and amounted to €8.2 million (the net deferred tax asset at December 31, 2003 was €15.9 million). On the withdrawal of the Saft Group entities from the Alcatel Group and the formation of the new Group, the possibility of using these tax credits was lost, resulting in a deferred tax loss of €15.9 million in 2004 in the Combined Financial Statements. The gain recognized in 2003 and the loss recognized in 2004 in respect of these deferred tax assets have been eliminated in the Pro Forma Financial Statements.

5.4.2.5 Other adjustments

In 2004, the transactions that led to the formation of the Group as described above resulted in the disbursement of non-recurring charges and acquisition costs of €6.6 million. To ensure comparability between net income from operations for the periods presented, these costs have been eliminated.

In accordance with Group accounting policies, depreciation and amortization charges are included in cost of sales.

5.4.3. Pro forma debt

5.4.3.1 December 2004 refinancing

The debt resulting from the refinancing transaction in December 2004 comprises:

(i) a senior loan denominated in euros and US dollars bearing interest at LIBOR and EURIBOR plus 2.25% per annum on Tranche A repayable in full in less than 8 years, at LIBOR and EURIBOR plus 2.75% per annum on Tranche B repayable in two payments after 7 ½ years and 8 years, respectively, and at LIBOR and EURIBOR plus 3.25% per annum on Tranche C repayable in full in 9 years, for a total amount of €350.0 million (the "Senior Debt"); and

(ii) a mezzanine loan denominated in euros and bearing interest at EURIBOR plus 5.50% per annum repayable after full repayment of the Senior Debt. The interest is partially capitalized at an interest rate of 5.25%, for a total amount of €110.0 million (the "Mezzanine Debt").

Interest charges relating to this debt will be recorded during fiscal year 2005 at the moment of the initial public offering.

The obligations of the borrowers in respect of the Senior Debt are secured by collateral over shares in and assets held by the various legal entities of the Saft group.

The following companies of the Saft group have pledged assets as collateral: Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft S.A., Unicontal SA, Saft Sweden AB, Saft AB, KB Fasjtjung 9, Alcad AB, Tadiran Batteries Ltd, Saft US 2003, Inc., Saft America, Inc., Saft Federal System, Inc., Florida Substrate Inc. and Eternacell, Inc.

5.4.3.2 Refinancing expected in connection with the initial public offering of the Company

Upon the initial public offering of the Company, the debt described in section 5.4.3.1 hereof will be repaid and refinanced. It therefore has not been included in the Pro Forma Financial Statements. The financial commitments contracted in connection with this debt will expire and be replaced, on such date, with new commitments as described below.

In view of such refinancing, Mizuho Corporate Bank Limited, in a letter dated May 12, 2005, agreed to underwrite and arrange new debt facilities for the Company, the Holding Companies and various Group companies (the "Facilities"), conditional upon the completion of the initial public offering. The Facilities comprise a fixed term, non renewable loan (the "Term Loan Facility") in an amount of €375 million (available in euro and US dollars) and a revolving multi-currency credit facility (the "Revolving Credit Facility") in a maximum amount of €50 million.

The Term Loan Facility will be granted for a period of five years and, except for early repayment, must be repaid as from the thirtieth month after the first draw down and at six-month intervals thereafter in installments of €10 million each, with a final payment of €325 million. The Revolving Credit Facility is expected to be available for 5 years.

The Facilities will bear interest at EURIBOR for draw downs in euros and at LIBOR for draw downs in other currencies, plus a margin which will vary with the ratio of total net debt of the borrowers to the contractually defined EBITDA, and is expected to be in the range of 0.45% to 1.10% per annum.

The contracts relating to the Facilities will include a number of standard market provisions for this type of contract. Therefore, disposals and acquisitions made by the borrowers will be subject to certain standard conditions, and certain contractual limits will restrict the ability of these companies to make additional borrowings in excess of EUR 90 million above the amounts drawn on the Facilities.

These contracts will also contain clauses relative to a change of control of the Company (more than 50% of voting rights) which, if triggered, could require the prepayment or cancellation of the financing at the demand of the lenders.

The granting and continuation of the loans under these contracts is conditional upon meeting certain financial ratios:

- maximum ratio of total net debt to the contractually defined EBITDA of 3.95 (for the 12-month period ending December 31, 2005), 3.75 (for the 6-month period ending June 30, 2006), 3.70 (for the 6-month period ending December 31, 2006) and 3.50 (for each 12-month period ending after June 30, 2007);

- minimum ratio of the contractually defined EBITDA to total net interest cost of 3.50 (for each 12-month period ending after December 31, 2005).

Lastly, the Group has committed to providing the lenders with certain periodic information such as audited consolidated annual financial statements within 120 days of the closing of each fiscal year, as well as consolidated half year accounts within 75 days of the close of each six-month period.

The guarantees granted in connection with the Facilities will be limited to guarantees of certain companies of the Group as permitted by applicable law. The companies who are initially to provide securities or guarantees in connection with the refinancing are the Company, Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft S.A., Unicontal SA, Saft Sweden AB, Saft AB, KB Fasjtjung 9, Alcad AB, Tadiran Batteries Ltd, Saft US 2003, Inc., Saft America, Inc., Saft Federal System, Inc., Florida Substrate Inc. and Eternacell, Inc.

5.4.4. Management of exposure to interest rate risk

5.4.4.1 December 2004 refinancing

The Group is exposed to a risk of increases in interest rates on the Senior Debt and Mezzanine Debt, which were contracted at floating interest rates. Saft uses interest rate swap contracts to hedge against the risk of fluctuations in interest rates.

On February 17, 2005, Saft changed its interest rate hedging strategy. Under the terms of the contracts relating to the Senior Debt and the Mezzanine Debt, at least 50% of the total amount borrowed must be converted to fixed rate debt in order to reduce the net exposure of the borrowing companies to unfavorable interest rate movements. Accordingly, the borrowers closed out their previous hedge positions relating to the pre-refinancing debt and contracted new interest rate swaps. These swaps give the Group a fixed rate of 2.7525% per annum on €27.6 million of debt (after taking account of these interest rate swaps, €227.3 million of euro-denominated debt remains at floating interest rates) and of 3.8275% per annum on US dollar-denominated debt of $273.8 million (after taking account of these swaps, the entire amount of US dollar-denominated debt has been converted to fixed rate). These interest rate swaps expire on December 17, 2007. As described in the next section, the Group plans to renegotiate the contracts shortly after the admission of the Company's shares on the Eurolist Market of Euronext Paris to adapt them to the structure of the new bank debt.

5.4.4.2 Refinancing expected in connection with the Company's initial public offering

In connection with the contracts relating to the Facilities described in section 5.4.3.2 hereof, the Company will agree to maintain at fixed interest rates at least 50% of its debt in connection with the Term Loan Facility, i.e. equal to at least €187.5 million. The Group plans to reorganise its interest rate hedging strategy and put in place interest swaps to replace its existing contracts, permitting it to comply with the commitments described above.

For an analysis of Saft's sensitivity to changes in interest rates, see section 4.13.3 of this information document.

5.4.5. Off balance sheet commitments and guarantees received

The pro forma off balance sheet commitments of the Group at December 31, 2004 include the off balance sheet commitments described in note 23 to the Combined Financial Statements presented in section 5.3.9 of this information document, and the commitment by Saft Finance Sarl to pay half of the cash and cash equivalents held by ASB as of the completion date of the sale of the Saft group to the Doughty Hanson Funds (i.e. €4.2 million), as soon as this amount becomes distributable by agreement with EADS (which holds 50% of ASB). In September 2004, ASB paid its shareholders a dividend of €607,484 and Saft Finance Sarl must therefore, in connection with the commitment described above, pay €303,742 to Alcatel. Taking into account the payment of this dividend, the above commitment at December 31, 2004 amounted to €3.9 million.

Saft Finance Sarl has received contractual guarantees relating to environmental matters that cover, in particular and up to certain limits, the cost of remediation works in respect of sites and land polluted by the Group's activities prior to 2004. These guarantees are valid until 2014.

5.4.6. Pro Forma Financial Statements

5.4.6.1. Pro Forma consolidated income statements

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
Revenues		552,420	557,254	586,923
Cost of sales		(411,544)	(408,664)	(420,661)
of which: impact of allocation of acquisition price	(a)	*(4,140)*	*(4,140)*	*(15,253)*
Gross profit		140,876	148,590	166,262
Administrative and selling expenses		(67,989)	(71,817)	(73,879)
R&D costs		(25,113)	(20,724)	(21,545)
Restructuring costs		(8,596)	(17,712)	(2,569)
Employee profit-sharing		0	0	(61)
Goodwill amortization	(b)	(15,248)	(15,248)	(15,248)
Other income/(expense)		(6,910)	5,847	1,729
Net income from operations		17,020	28,936	54,689
Net financial expense		(17,899)	(19,141)	(20,427)
Share of net income of equity affiliates		0	0	0
Net income/(loss) before tax		(879)	9,795	34,262
Income taxes		(6,968)	(11,815)	(15,964)
Net income/(loss) from ordinary activities		(7,847)	(2,020)	18,298
Minority interests		0	0	0
Pro forma consolidated net income/(loss)		(7,847)	(2,020)	18,298
Net income from operations before depreciation, amortization, restructuring costs and other income/ expense ("EBITDA")		75,399	79,950	94,394
Note				
Impact of allocation of acquisition price and amortization of goodwill	(a)(b)	19,388	19,388	30,501
Impact on income taxes		1,445	1,445	6,035

(a) These amounts include €4.1 million of additional depreciation charges generated by the remeasurement of fixed assets at fair value (see section 5.4.2.1). For 2004, they also include a charge of €11.1 million generated by the workdown of inventories previously remeasured as part of the allocation of the acquisition price.

(b) The goodwill of €305.0 million arising after allocation of the acquisition price and the effects of the Reorganisation is amortized over 20 years, generating an annual amortization charge of €15.2 million.

5.4.6.2. Pro forma consolidated balance sheets

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
ASSETS				
Goodwill, net	(a)	289,707	289,707	289,707
Other intangible assets, net	(b)	251,952	254,532	250,413
Property, plant and equipment, net	(b)	118,103	106,828	106,841
Other long-term investments, net		1,982	1,698	1,662
Total fixed assets		661,744	652,765	648,623
Inventories and work in process, net		67,084	70,924	75,261
Trade receivables		83,491	90,563	84,489
Prepayments to suppliers		955	3,241	736
Current assets		151,530	164,728	165,486
Deferred tax assets		17,360	11,882	5,163
Other receivables		16,842	24,594	16,487
Cash and cash equivalents	(c)	111,198	8,009	23,815
Deferred finance costs	(d)	2,384	2,384	2,384
Total assets		961,058	864,362	861,958

(a) This represents goodwill of €305.0 million as of January 1, 2004 less an annual amortization charge of €15.2 million.
(b) After remeasurement of assets at fair value.
(c) The item "cash and cash equivalents" includes, for each of the periods presented, available cash of the Combined Financial Statements (see note 16 to the Combined Financial Statements), increased by the amount of cash held by Saft Groupe S.A. of €225,000 and decreased by €15 million, representing the estimated net impact on cash of the refinancing to occur upon the initial public offering (see section 5.4.1 hereof). The impact on cash of all financing and refinancing transactions in 2004 or anticipated in connection with the initial public offering were therefore taken into account in pro forma cash at December 31, 2004.
(d) These charges correspond to charges relating to arrangement fees of approximately €3.0 million in connection with the opening of the Facilities described in section 5.4.3.2 hereof, decreased by an annual amortization charge of €0.6 million.

	Note	(in € thousands)		
		Years ended December 31		
		2002	2003	2004
LIABILITIES AND EQUITY				
Pro forma consolidated shareholders' equity		284,976	152,203	241,050
Of which net income/(loss) for the year		*(7,487)*	*(2,021)*	*18,298*
Minority interests		-	-	-
Contingent advances		4,051	4,632	4,967
Pension and retirement benefit obligations		19,135	20,239	20,470
Provisions for liabilities and charges		60,827	80,769	76,259
Pro forma debt		375,000	375,000	375,000
Other debt		9,414	28,166	4,522
Accrued interest on pro forma debt	(a)	15,860	15,860	-
Prepayments from customers		11,639	13,302	8,797
Trade payables		67,973	64,905	69,265
Deferred tax liabilities	(b)	58,823	63,165	59,782
Other current and non-current liabilities		64,491	57,252	52,748
Pro forma adjustment	(c)	11,131	11,131	(50,902)
Total liabilities and equity		961,058	864,362	861,958

(a) Includes interest charges on pro forma debt for the years ended December 31, 2002 and 2003.
(b) Deferred tax liabilities include €56 million of deferred taxes arising from the remeasurement of assets and liabilities.
(c) Balance sheet impact of pro forma adjustments; see section 5.4.2.2 hereof.

5.4.6.3. Reconciliation of combined shareholders' equity and pro forma consolidated shareholders' equity for the year ended December 31, 2004.

	(in € thousands)						
	Jan. 1, 2004	**Translation adjustment**	**Dividends**	**Income statement**	**Capital Increase**	**Other**	**Dec. 31, 2004**
Combined shareholders' equity	94,701	(1,150)	(30,482)	38,751	-	(122)	101,698
Impact of consolidation	(94,701)	(1,097)	30,482	-	-	-	(65,316)
Impact on net income (see section 5.4.6.4.3)	-	-	-	(20,453)	-	-	(20,453)
Shareholders' equity of Saft Groupe S.A. on the date of the initial public offering	-	-	-	-	-	225	225
Share capital increase realized in connection with the initial public offering	-	-	-	-	80,000	-	80,000
Impact of Reorganisation adjustment	-	-	-	-	144,896	-	144,896
Pro forma consolidated shareholders' equity net of minority interests	-	(2,247)	-	18,298	224,896	103	241,050

5.4.6.4. Reconciliation of combined income statements to pro forma consolidated income statements

5.4.6.4.1. Income statement for the year ended December 31, 2002

	(in € thousands)					
	2002					**2002**
	Combined	**Acquisition price allocation adjustment (a)**	**Financing adjustment (b)**	**Reorganisation adjustment (c)**	**Other adjustments (d)**	**Pro forma**
Revenues	552,420	-	-	-	-	552,420
Cost of sales	(407,404)	(4,140)	-	-	-	(411,544)
Gross profit	145,016	(4,140)	-	-	-	140,876
Administrative and selling expenses	(70,089)	-	-	-	2,100	(67,989)
R&D costs	(25,113)	-	-	-	-	(25,113)
Restructuring costs	(8,596)	-	-	-	-	(8,596)
Goodwill amortization	-	(5,598)	-	(9,650)	-	(15,248)
Other income/(expense)	(6,910)	-	-	-	-	(6,910)
Net income from operations	34,308	(9,738)	-	(9,650)	2,100	17,020
Net financial expense	(1,443)		(16,456)			(17,899)
Net income/(loss) before tax	32,865	(9,738)	(16,456)	(9,650)	2,100	(879)
Income taxes	(12,306)	1,445	4,608		(715)	(6,968)
Net income from ordinary activities	20,559	(8,293)	(11,848)	(9,650)	1,385	(7,847)
Minority interests	0					0
Net income	20,559	(8,293)	(11,848)	(9,650)	1,385	(7,847)
Net income from operations before depreciation, amortization, restructuring costs and other income/expense ("EBITDA")	73,299	-	-	-	2,100	75,399

(a) The impact of the adjustment relating to the allocation of the acquisition price paid in January 2004 by the Doughty Hanson Funds breaks down as follows:
- an increase of €4.1 million in cost of sales, reflecting depreciation and amortization charges for property, plant and equipment and intangible assets remeasured at fair value, net of the historical depreciation and amortization of these assets as recorded in the Combined Financial Statements;
- an annual goodwill amortization charge of €5.6 million;
- a deferred tax impact of €1.4 million on the acquisition price allocation adjustments.

(b) This adjustment corresponds to the recognition of actual interest charges of €15.9 million on the pro forma debt and €0.6 million of amortization charges for deferred arrangement fees relating to this debt. However, the deductibility of the interest charges on the debt is capped at €300 million (80% of pro forma net debt), corresponding to the level of debt carried by Group companies covered by the beneficial treatment available under the group tax election. Although the Group intends to modify the financing structure so that the full amount of interest charges will be deductible, the impact of full deductibility has not been reflected in the Pro Forma Financial Statements.

(c) The impact of the annual amortization charge for the additional goodwill generated by the Reorganisation is €9.6 million.

(d) "Other adjustments" relates to the recognition of the €2.1 million of pre-tax savings arising on the cost of administrative services due to withdrawal from the Alcatel Group.

5.4.6.4.2. Income Statement for the year ended December 31, 2003

	(in € thousands)					
	2003					**2003**
	Combined	**Acquisition price allocation adjustment (a)**	**Financing adjustment (b)**	**Reorganisation adjustment (c)**	**Other adjustments (d)**	**Pro forma**
Revenues	557,254					557,254
Cost of sales	(404,524)	(4,140)				(408,664)
Gross profit	152,730	(4,140)				148,590
Administrative and selling expenses	(73,917)				2,100	(71,817)
R&D costs	(20,724)					(20,724)
Restructuring costs	(17,712)					(17,712)
Goodwill amortization		(5,598)		(9,650)		(15,248)
Other income/(expense)	5,847					5,847
Net income from operations	46,224	(9,738)		(9,650)	2,100	28,936
Net financial expense	(2,685)		(16,456)			(19,141)
Net income/(loss) before tax	43,539	(9,738)	(16,456)	(9,650)	2,100	9,795
Income taxes	(8,974)	1,445	4,608		(8,894)	(11,815)
Net income from ordinary activities	34,565	(8,293)	(11,848)	(9,650)	(6,794)	(2,020)
Minority interests	0					0
Net income	34,565	(8,293)	(11,848)	(9,650)	(6,794)	(2,020)
Net income from operations before depreciation, amortization, restructuring costs and other income/ expense ("EBITDA")	77,850				2,100	79,950

(a) The impact of the adjustment relating to the allocation of the acquisition price paid in January 2004 by the Doughty Hanson Funds breaks down as follows:

- an increase of €4.1 million in cost of sales, reflecting depreciation and amortization charges for property, plant and equipment and intangible assets remeasured at fair value, net of the historical depreciation and amortization of these assets as recorded in the Combined Financial Statements;
- an annual goodwill amortization charge of €5.6 million;
- a deferred tax impact of €1.4 million on the acquisition price allocation adjustments.

(b) This adjustment corresponds to the recognition of actual interest charges of €15.9 million on the pro forma debt and €0.6 million of amortization charges for arrangement fees related to this debt. However, the deductibility of the interest charges on the debt is capped at €300 million (80% of pro forma net debt), corresponding to the level of debt carried by Group companies covered by the beneficial treatment available under the group tax election. Although the Group intends to modify the financing structure so that the full amount of interest charges will be deductible, the impact of full deductibility has not been reflected in the Pro Forma Financial Statements.

(c) The impact of the annual amortization charge for the additional goodwill generated by the Reorganisation is €9.6 million.

(d) "Other adjustments" relates to (i) the recognition of the €2.1 million of pre-tax savings arising on the cost of administrative services due to withdrawal from the Alcatel group and (ii) elimination of the deferred tax asset recognized in the Combined Financial Statements, due to the withdrawal of the American entities of the Saft Group from the Alcatel US group tax election.

5.4.6.4.3. Income statement for the year ended December 31, 2004

	(in € thousands)					
	2004					**2004**
	Combined	**Acquisition price allocation adjustment (a)**	**Financing adjustment (b)**	**Reorganisation adjustment (c)**	**Other adjustments (d)**	**Pro forma**
Revenues	586,923	-	-	-	-	586,923
Cost of sales	(405,408)	(15,253)	-	-	-	(420,661)
Gross profit	181,515	(15,253)	-	-	-	166,262
Administrative and selling expenses	(73,879)	-	-	-	-	(73,879)
R&D costs	(21,545)	-	-	-	-	(21,545)
Restructuring costs	(2,569)	-	-	-	-	(2,569)
Employee profit-sharing	(61)	-	-	-	-	(61)
Goodwill amortization		(5,598)	-	(9,650)	-	(15,248)
Other income/(expense)	1,729	-	-	-	-	1,729
Net income from operations	85,190	(20,851)	-	(9,650)	-	54,689
Net financial expense	(3,971)	-	(16,456)	-	-	(20,427)
Net income/(loss) before tax	81,219	(20,851)	(16,456)	(9,650)	-	34,262
Income taxes	(42,468)	6,035	4,608	-	15,861	(15,964)
Net income from ordinary activities	38,751	(14,816)	(11,848)	(9,650)	15,861	18,928
Minority interests	0					0
Net income	38,751	(14,816)	(11,848)	(9,650)	15,861	18,928
Net income from operations before depreciation, amortization, restructuring costs and other income/ expense ("EBITDA")	105,507	(11,113)	-	-	-	94,394

(a) The impact of the adjustment relating to the allocation of the acquisition price paid in January 2004 by the Doughty Hanson Funds breaks down as follows:

An increase of €15.2 million in cost of sales, comprising:

- €11.1 million for the workdown of inventories remeasured to fair value at January 1, 2004;
- €4.1 million of depreciation and amortization charges for property, plant and equipment and intangible assets remeasured at fair value, net of the historical depreciation and amortization of these assets as recorded in the Combined Financial Statements;

An annual goodwill amortization charge of €5.6 million;

A deferred tax impact of €6.0 million on the acquisition price allocation adjustments.

(b) This adjustment corresponds to the recognition of actual interest charges of €15.9 million on the pro forma debt and €0.6 million of amortization charges for arrangement fees related to this debt. However, the deductibility of the interest charges on the debt is capped at a debt figure of €300 million (80% of pro forma net debt), corresponding to the level of debt carried by Group companies covered by the beneficial treatment available under the group tax election. Although the Group intends to modify the financing structure so that the full amount of interest charges will be deductible, the impact of full deductibility has not been reflected in the Pro Forma Financial Statements.

(c) The impact of the annual amortization charge for the additional goodwill generated by the Reorganisation is €9.6 million.

(d) "Other adjustments" relates to the elimination of the loss of deferred tax assets, recognized as an expense in the Combined Financial Statements, due to the withdrawal of the US entities of the Saft Group from the Alcatel US group tax election.

5.4.6.5 Impact of pro forma adjustments on the combined cash flow statement for 2004

The Combined Financial Statements present the assets, liabilities, income and expenses directly attributable to the Group's operations on a combined basis. Therefore, they do not take into account the impact of the financing costs following the Offering, which are included in the Pro Forma Financial Statements. In view of the new financing structure described in section 5.4.3.2, the net change in operating cash flow of €87.5 million (appearing in the combined cash flow statement in section 5.3.9.3 hereof) would be reduced by €11.4 million to €76.1 million, corresponding to pro forma interest expenses of €15.9 million diminished by a tax effect of €4.5 million.

The net change in cash flows from financing activities presented in the Combined Financial Statements reflects the payment of dividends to the Holding Companies and the change in current accounts and other financing held with such companies. Excluding this amount of €50.4 million, the change in cash flows from financing activities shown in the cash flow statement in the Combined Financial Statements would have been negative in the amount of €1.1 million.

In light of the above, and taking into account an exchange rate fluctuation of €1.8 million, the net change in cash flow, amounting to €17.7 million in the Combined Financial Statements, would be increased to €58.5 million.

The above impacts are summarized as follows:

	(in € millions)			
	Year ended December 31			
	2004			2004
	Combined Financial Statements	Restatement of financing cost post offering	Elimination of cash flows between operating companies and Holding Companies	Restated Combined Financial Statements
Net change in cash from operating activities	87.5	(11.4)	-	76.1
Net change in cash from investment activities	(15.1)	-	-	(15.5)
Net change in cash from financing activities	(51.5)	-	50.4	(1.1)
Net effect of variations in currency translation	(2.8)	-	1.8	(1.0)
Net change in cash position	**17.7**	**(11.4)**	**52.2**	**58.5**

5.4.7. Report of the Statutory Auditors on the unaudited Pro Forma Financial Statements for the years ended December 31, 2002, 2003 and 2004

This is a free translation into English of the report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Supervisory Board
Saft Groupe S.A.
12, rue Sadi Carnot
93170 Bagnolet

At your request, we have reviewed the pro forma consolidated financial statements for the 12-month periods from January 1, 2002 though December 31, 2004, as presented in section 5.4 of this information document, prepared in connection with the admission of the shares of Saft Groupe S.A. to listing on the Eurolist market of Euronext Paris (the "Information Document").

These pro forma consolidated financial statements were prepared under the responsibility of the Management Board of the Saft Groupe S.A. on May 17, 2005, based on the combined financial statements of the operating entities of the Saft Group as presented with the pro forma consolidated financial statements in section 5.3 of this Information Document, which were audited by PricewaterhouseCoopers Audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that these financial statements are free from material misstatement. PricewaterhouseCoopers Audit expressed a qualified opinion on the combined financial statements, which is set out in our report on the combined financial statements in section 5.3.10 of this Information Document.

We conducted our review of the pro forma consolidated financial statements in accordance with the professional standards applicable in France. Those standards require that we assess the procedures applied in the selection of the conventions used for the pro forma consolidated financial statements and in the preparation thereof, and that we plan and perform our review to assess whether the conventions applied are consistent, to check that these conventions are correctly reflected in the figures, and to obtain assurance that the accounting methods used are consistent with those used in the preparation of the combined financial statements of the operating entities of the Saft Group.

Pro forma consolidated financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if that transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

In our opinion, and subject to the qualification expressed in our report on the combined financial statements, the conventions adopted constitute a reasonable basis for presenting the effects of the transfer of all the shares of Saft Finance Sarl to Saft Groupe S.A. and the financing structure as anticipated after the admission of the shares of Saft Group SA for trading on the Eurolist market of Euronext Paris in the pro forma consolidated financial statements; these conventions are appropriately reflected in the figures; and the accounting methods used are consistent with those used in the preparation of the combined financial statements.

Paris La Défense and Neuilly-sur-Seine, on May 20, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	SYC SA - Moore Stephens SYC
Bruno Tesnière	Serge Yablonsky

5.5. TRANSITION TO IFRS

5.5.1. Reasons for the disclosure

Pursuant to European Regulation 1606/2002 of July 19, 2002 on international accounting standards, the consolidated financial statements of Saft Groupe S.A. for the year ending December 31, 2005 will be prepared in accordance with international accounting standards and international financial reporting standards (collectively "IFRS") applicable as of December 31, 2005 as approved by the European Union. The first financial statements to be published in accordance with IFRS will be those for the year ending December 31, 2005. In order to ensure comparability of data, comparative consolidated financial statements will be presented for the year ended December 31, 2004. These comparative consolidated financial statements will be prepared in accordance with IFRS, except for IAS 32 and IAS 39 which will be applied with effect from the year ending December 31, 2005, in accordance with the transitional provisions of IFRS 1.

In view of the publication of these comparative consolidated financial statements for the year ending December 31, 2005, and in accordance with the recommendation of the *Autorité des Marchés Financiers* (AMF) on financial disclosures during the transitional period, the Saft group has prepared 2004 financial information on the transition to IFRS based on the Pro Forma Financial Statements for the year ended December 31, 2004 and giving a preliminary, quantified indication of the expected impact of the transition to IFRS on:

- shareholders' equity at January 1, 2004;
- performance for the year ended December 31, 2004; and
- shareholders' equity at December 31, 2004.

The Pro Forma Financial Statements were prepared by applying to the Combined Financial Statements the adjustments described in section 5.4.2. These adjustments were reviewed for IFRS compliance, to determine whether they should be retained under IFRS (primarily IFRS 3).

The Combined Financial Statements of the Group were prepared in accordance with the accounting policies described in note 2 to the Combined Financial Statements in section 5.3.9 of this information document. The accounting polices were also reviewed for IFRS compliance, to identify any restatements required for the purposes of financial statements prepared under IFRS.

The quantified financial information on the expected impact of the transition to IFRS has been prepared by applying to the 2004 Pro Forma Financial Statements those IFRS standards and interpretations that the Saft group believes it will be required to apply in preparing its published consolidated financial statements for the year ending December 31, 2005. Consequently, the basis of preparation of the reconciliation statements showing the impact of the transition to IFRS on the 2004 Pro Forma Financial Statements as described in section 5.5.3.1 is as follows:

- IFRS standards and interpretations mandatorily applicable in respect of the year ending December 31, 2005, as currently known (excluding the impact of IAS 32 and IAS 39, which will be applicable only from January 1, 2005); and
- the elective treatments that the Group will in all probability adopt for the preparation of its first IFRS consolidated financial statements for the year ending December 31, 2005.

For these reasons, it is possible that shareholders' equity at January 1 and December 31, 2004 as restated under IFRS and as shown in section 5.5.5 of this information document may differ from consolidated shareholders' equity at January 1 and December 31, 2004 under IFRS as actually published for comparative purposes in the financial statements for the year ending December 31, 2005. Namely as a result of the conventions used for the Pro Forma Financial Statements (see sections 5.4.1 and 5.4.2.2), the arrangement fees relating to the January 2004 and December 2004 financings were not taken into account in the pro forma income statements. Rather, an estimated recurring charge generating a difference between the pro forma shareholders' net equity at December 31, 2004 and the consolidated accounts to be prepared for this period are shown.

This information has been reviewed by the management board and supervisory board of the Company, and is the subject of a report prepared by the auditors reproduced in section 5.4.7 of this information document.

5.5.2. Transition project and specific circumstances of the Saft group

5.5.2.1. Transition project

To quantify the expected impact of the transition to IFRS on balance sheet items and results of operations, Saft set up a working group, assisted by an independent expert who carried out an in-depth diagnostic review and impact assessment.

5.5.2.2. Treatment of the Reorganisation

Prior to the admission of the Company's shares to listing on the Eurolist Market of Euronext Paris, it is anticipated that all the shares in Saft Finance Sarl will be contributed to Saft Groupe S.A. This transaction (described in section 3.2.3 of this information document and referred to as the "Reorganisation"), qualifies as a reverse acquisition under IFRS 3, with assets and liabilities recognized and measured at their pre-combination carrying amounts.

The transfer of the shares of Saft Finance Sarl to Saft Groupe S.A. resulted in the recognition of the Saft Finance Sarl shares at a value of €204 million, the assumption of debt of €59.1 million, and an increase in shareholders' equity of €144.9 million. This transaction also resulted in the recognition, in the Pro Forma Financial Statements of the Group, of goodwill calculated on the basis of pro forma consolidated net assets at December 31, 2004.

In the consolidated financial statements of the Group published for the year ending December 31, 2005, this transaction will be eliminated so as to retain the assets and liabilities at their pre-combination values. The impact of this adjustment will be recorded as of the opening date of the first balance sheet, which will result in:

- elimination of the €11 million opening shareholders' equity of Saft Finance Sarl (treatment of the reverse acquisition); and
- elimination of the €193 million goodwill recognized in the Pro Forma Financial Statements.

Under IFRS, the net impact of the Reorganisation is therefore €59.1 million, netted off IFRS shareholders' equity, and corresponding to the debt assumed by Saft Groupe S.A.

5.5.2.3. IFRS Pro Forma Financial Statements

The Pro Forma Financial Statements prepared under French generally accepted accounting principles ("French GAAP") show consolidated information reflecting ongoing operations of the operating entities for the years ended December 31, 2002, 2003 and 2004. The transition to IFRS at January 1, 2004 relates to the financial statements of Saft Finance Sarl.

The acquisition of the battery operations of the Alcatel group, and the transfer of these activities to the Doughty Hanson Funds, were completed on January 14, 2004. In the Pro Forma Financial Statements, property, plant and equipment and intangible assets were remeasured at fair value as of this date in accordance with an independent expert's valuation as described in section 5.4.2. This remeasurement was in compliance with IFRS 3 and consequently does not give rise to any adjustment to shareholders' equity.

The main differences identified between the Group's accounting principles and IFRS affect the income statement, and are described in section 5.5.5 of this information document.

5.5.3. Description of standards and interpretations applied in the preparation of the initial quantified IFRS information

5.5.3.1. Description of the standards applied

The Group has applied all IFRS principles relating to the recognition and measurement of assets, liabilities, revenues and expenses, except for those relating to IAS 32 and IAS 39 which will be applied with effect from the year ending December 31, 2005.

5.5.3.2. Description of IFRS adjustments

Actuarial gains and losses

Under the accounting principles applied by the Group, actuarial gains and losses are amortized using the corridor method. Under IFRS, these actuarial gains and losses have been eliminated as a result of the accounting treatment applied to the business combination. Consequently, the amortization of actuarial gains and losses recognized under the Group's accounting policies in the Pro Forma Financial Statements for the year ended December 31, 2004 has been eliminated.

Discounting of provisions

Provisions are recognized where the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources representing economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under the accounting principles applied by the Group, long-term provisions are not discounted. Under IFRS, provisions must be discounted if the impact of discounting is material.

The provision of €4.9 million as of January 14, 2004 recorded by a US subsidiary of the Group to cover the cost of end-of-life recycling of batteries has been discounted at a rate of 5.7%. The impact at January 14, 2004 is €1.5 million before deferred taxes. The impact on net income for the year ended December 31, 2004 is €156,000. This results from the effect of discounting the provision over the period in question, and from the effect of a change in the discount rate (5.3% at December 31, 2004, versus 5.7% at January 1, 2003).

The impact of discounting the other provisions recorded by the Group is immaterial.

Revenues and construction contracts

In recognizing revenues and profits on long-term contracts (primarily for the construction or design of specific batteries), the Group applies the percentage of completion method in accordance with the principles described above, subject to certain specific criteria such as achievement of contractually-agreed milestones or the actual costs incurred relative to the estimated total cost of the contract. Probable losses on completion are recognized immediately. In the event of uncertainty regarding customer acceptance, or in the case of relatively short-term contracts, revenues are only recognized up to the amount of recoverable costs incurred or of costs required to complete the contract. Work in process on long-term contracts is recorded at production cost, and does not include any administrative or selling expenses. Partial payments received in respect of long-term contracts are recognized as a liability in the balance sheet under "Prepayments from customers".

The principles used by the Group in accounting for long-term contracts (see note 2 to the Combined Financial Statements located in section 5.3.9 hereof) are very close to those of IAS 11, "Construction Contracts". However, application of the accounting methods stipulated in IAS 11 for certain provisions for contracts has resulted in an increase of €301,000 in IFRS net income for the year ended December 31, 2004.

Under IAS 11, contract penalties must be treated as a deduction from revenues and not as a cost of the contract. An amount of €0.9 million has been reclassified as a deduction from 2004 combined revenues, with no impact on net income for the year.

R&D costs

On a recurring basis, in accordance with the accounting principles applied by the Group, all research and development costs are expensed in the period in which they are incurred. Under IFRS, development costs must be capitalized if the criteria for capitalization set out in IAS 38 are met. Research and development costs consist of:

- new product development costs; and
- research costs.

The fair value of research and development costs determined as of January 14, 2004 was recognized as a pro forma adjustment reflecting the accounting treatment of the business combination.

For the year ended December 31, 2004, a detailed project-by-project review of development costs meeting the capitalization criteria set out in IAS 38 has resulted in the capitalization of development costs amounting to €5.3 million before tax.

Business combinations (IFRS 3)

The goodwill recognized in the Pro Forma Financial Statements arising from the acquisition by the Doughty Hanson Funds on January 14, 2004 and from the Reorganisation is amortized under the accounting principles applied by the Group.

In accordance with IFRS 3, goodwill is no longer amortized from January 14, 2004, giving a positive impact of €15.2 million on net income for the year ended December 31, 2004.

Deferred taxes

Deferred tax has been calculated on all the adjustments mentioned above except for the elimination of goodwill amortization.

Balance sheet reclassifications

Balance sheet items are required to be split between current and non-current items, in accordance with IAS 1.

5.5.4. Summary of impact on key financial indicators

Pro forma consolidated financial statements	(in € thousands of euros)		
	Year ended December 31, 2004		
	French GAAP	IFRS	Difference
Net income from ordinary activities	586,923	586,117	(806)
Net income from operations	54,689	75,496	20,807
Net income	18,298	37,587	19,289
Shareholders' equity (including minority interests) after elimination of the Reorganisation	241,050	67,339	(173,711)

5.5.5. Reconciliation of French GAAP shareholders' equity to IFRS shareholders' equity at January 1, 2004 and December 31, 2004 and reconciliation of net income for the year ended December 31, 2004 (excluding IAS 32/IAS 39)

(in € thousands)

	Pro forma consolidated shareholders' equity net of minority interests						
	January 1, 2004	Net income for the year	Translation adjustment	Elimination of impact of the Reorganisation	Capital increase	Other items[(a)]	December 31, 2004
French GAAP	-	18,298	(2,247)	144,896	80,000	103	241,050
Elimination of goodwill amortization	-	15,248	-	-	-	-	15,248
Actuarial gains and losses	-	148	-	-	-	-	148
Discounting of provisions	-	(156)	-	-	-	-	(156)
Construction contracts	-	301	-	-	-	-	301
Capitalization of development costs	-	5,266	-	-	-	-	5,266
Elimination of the Reorganisation (see section 5.5.2.2)	11,000		-	(204,000)	-	-	(193,000)
Total IFRS adjustments before tax and minority interests	11,000	20,807	-	(204,000)	-	-	(172,193)
Tax effect of IFRS adjustments		(1,518)					(1,518)
IFRS	11,000	37,587	(2,247)	(59,104)	80,000	103	67,339

(a) The column "other items" includes €225,000 of share capital of Saft Groupe S.A. issued prior to the initial public offering and the capital increase realized thereby.

5.5.6. Special report of the Statutory Auditors on the IFRS reconciliation statements for the Pro Forma Financial Statements

This is a free translation into English of the report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Supervisory Board
Saft Groupe S.A.
12, rue Sadi Carnot
93170 Bagnolet

Pursuant to the request made to us as auditors of Saft Groupe S.A., we have conducted a review of the reconciliation statements showing the impact of the transition to international financial reporting standards ("IFRS") as adopted in the European Union on shareholders' equity and net income per the pro forma financial statements of the Company for the year ended December 31, 2004 (the "IFRS reconciliations") as shown in section 5.5 of the information document prepared in connection with the listing of Saft Groupe S.A.'s shares on the Eurolist market of Euronext Paris, S.A. (the "Information Document").

The Management Board of Saft Groupe S.A. was responsible for preparing the IFRS reconciliations, in connection with the transition to IFRS as adopted in the European Union for the preparation of consolidated financial statements for financial periods commencing in 2005, on the basis of the pro forma consolidated financial statements for the year ended December 31, 2004 as prepared in accordance with French generally accepted accounting principles as described in note 2 to the Combined Financial Statements included in section 5.3.9 of the Information Document and based on the conventions described in section 5.4.2 of the Information Document. We conducted a review of these pro forma consolidated financial statements in accordance with professional standards applicable in France and issued a report on this review, presented in section 5.4.7 of the Information Document. Based on our review, and subject to the qualification expressed in our report on the combined financial statements, we concluded that the conventions adopted in the preparation of the pro forma consolidated financial statements constituted a reasonable basis for presenting the effects of the transfer of all the shares of Saft Finance Sarl to Saft Groupe S.A. and the financing structure as anticipated after the admission of the Saft Groupe S.A. shares for trading on the Eurolist market of Euronext Paris in the Pro Forma Consolidated Financial Statements, that these conventions were appropriately reflected in the figures, and that the accounting methods used were consistent with those used in the preparation of the combined financial statements.

It is our responsibility to report our conclusions on the IFRS reconciliations based on our review.

We conducted our review in accordance with the professional standards applicable in France. In particular, we verified that the adjustments had been made in accordance with IFRS 1 and with the other international accounting standards adopted in the European Union.

In our opinion, the IFRS reconciliations have been prepared:

- on the basis of the pro forma consolidated financial statements as of December 31, 2004, which were prepared on the basis of conventions that constitute a reasonable basis for presenting the effects of the transfer of all the shares of Saft Finance Sarl to Saft Groupe S.A. and the financing structure as anticipated following the admission of the shares of Saft Group S.A. to trading on the Eurolist Market of Euronext Paris;

- in all material respects, in accordance with the preparation rules set out in sections 5.5.1 to 5.5.3 of the Information Document, specifying in particular how IFRS 1 and the other international accounting standards adopted in the European Union have been applied and indicating those standards, interpretations, accounting rules and accounting methods that the Company's management board believes will apply to the preparation of the consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS as adopted in the European Union.

Without qualifying the opinion expressed above, we draw your attention to the note reproduced in section 5.5.1 of the Information Document which explains why the IFRS reconciliations for the year ended December 31, 2004 presented for comparative purposes in the consolidated financial statements for the year ending December 31, 2005 will differ from the IFRS reconciliations appended to this report.

STRICTLY CONFIDENTIAL

We also draw your attention to the fact that because the IFRS reconciliations have been prepared in connection with the transition to IFRS as adopted in the European Union for the preparation of consolidated financial statements for periods commencing in 2005, they do not constitute consolidated financial statements prepared under IFRS as adopted in the European Union and presenting fairly thereunder the assets, liabilities, financial position and results of the group of companies included in the consolidation.

Paris La Défense and Neuilly-sur-Seine, May 20, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	SYC SA-Moore Stephens SYC
Bruno Tesnière	Serge Yablonsky

5.6. FEES PAYABLE TO THE AUDITORS AND MEMBER FIRMS OF THEIR NETWORKS INCURRED BY THE GROUP IN THE YEAR ENDED DECEMBER 31, 2004

PricewaterhouseCoopers was appointed as auditor to Saft Finance Sarl and its subsidiaries with effect from the year ended December 31, 2004. The table below shows fees incurred by the Group in the year ended December 31, 2004.

	(in € thousands)	
	PricewaterhouseCoopers	
	Amount	%
Audit		
Statutory audit, issuance of audit opinion, review of individual company and consolidated financial statements	853	100
Related engagements	-	-
Sub-total	853	100
Non-audit services		
Legal services (corporate, tax and labor law)	1	-
Sub-total	1	-
Total	854	100

6. CORPORATE GOVERNANCE

This chapter presents information on the composition and operation of the Company's management and control bodies as they will be in effect when the Company's shares are admitted to trading on the Eurolist market of Euronext Paris.

The Company is managed by a supervisory board and a management board pursuant to Book II of the French Commercial Code.

The management board is assisted by an executive committee, and the supervisory board is assisted by two specialized committees.

6.1. COMPOSITION AND FUNCTIONING OF MANAGEMENT AND SUPERVISORY BODIES

6.1.1. Management board

6.1.1.1. Composition and functioning of the management board

The Company is managed by a management board composed of natural persons appointed by the supervisory board (including the chairman of the management board) for a period of two years.

The number of management board members is determined by the supervisory board and may not be fewer than two, nor greater than five, absent an exception in accordance with applicable law. The management board is currently made up of five members.

No member of the supervisory board may be a member of the management board. If a member of the supervisory board is appointed to the management board, his or her term on the supervisory board terminates upon acceptance of the appointment.

In addition to the expiration of the term of office, the duties of management board members terminate upon their death, personal bankruptcy, resignation or removal. A management board member may only resign as of the end of a fiscal year, provided that the resigning member of the management board notifies the supervisory board at least three months in advance by certified letter with return receipt requested.

Members of the management board may be removed from office by the general shareholders' meeting or the supervisory board. Removal that is found to be without just cause may give rise to damages.

The management board meets when convened by its president or by one half of its members, either at the registered office of the Company or at any other location indicated in the convocation notice.

Subject to legal and regulatory provisions, members of the management board may participate in the management board's meetings via any means of telecommunication; these members are then considered to be present for quorum and majority purposes. Decisions are made by a majority of members present.

Members of the management board are not required to hold any of the Company's shares.

Pursuant to the recommendations of the AFEP-MEDEF report entitled *Le gouvernement d'entreprise des sociétés cotées* (Corporate governance of listed companies) of October 10, 2003 (the "MEDEF Report,"), the Company has undertaken a review process of the terms under which the management board will regularly conduct an evaluation of itself.

As of the date hereof, the members of the management board are as follows:

Name	Date appointed	Office	Other positions and principle duties performed in any company
John Searle	March 23, 2005	President of the management board	President/CEO of Saft S.A. and Chairman of the supervisory board of ASB and MSB
Bertrand Olivesi	March 23, 2005	Member of the management board	Deputy Executive Officer of Saft S.A./Director of GIE GBLA and GIE GLM1
Jill Ledger	April 22, 2005	Member of the management board	None
Thomas Alcide	April 22, 2005	Member of the management board	None
Nick Smith	April 22, 2005	Member of the management board	None

John Searle (age 51)

John Searle is President of the Company's management board. He has been in charge of the Saft group's operational activities since 2002. John Searle is also the President and Chief Executive Officer of Saft S.A. He joined the Saft group in 1990, and held various sales and management functions in the United Kingdom and later in France. In 1999, John Searle was appointed head of the SBG division. Before joining the group, he was Director of Operations at Manchester Steel and Marketing Director at Saunders Valve in the United Kingdom. John Searle holds an engineering degree from Cambridge University.

Bertrand Olivesi (age 52)

Bertrand Olivesi is Director and General Manager of the IBG (since 1999) and RBS (since 2002) divisions and has been Deputy Executive Officer of Saft S.A. since 2002. Bertrand Olivesi joined the group in 1982 and was Logistics Manager at the Bordeaux plant, then Comptroller. Since 1991, Bertrand Olivesi has held various management positions in the IBG division – first as head of the France Industrial Batteries Group, and later of the transport division. Bertrand Olivesi is a graduate of the Ecole Centrale of Paris.

Jill Ledger (age 43)

Jill Ledger is Saft's Director of Communication and Investor Relations, after having managed the group's communications since 1999 and its internal communications since 1998. Before joining the group, Jill Ledger held various positions in the United Kingdom's Department of Health and Social Security from 1983 to 1991. From 1991 to 1998, she was a corporate communications consultant at RSCG Consulting. She is the Chairperson of Association Recharge, a worldwide organisation of rechargeable battery manufacturers. A former foreign student at the Ecole Nationale d'Administration, she also holds a degree in languages from Leeds University and a master's degree in marketing from Manchester University.

Thomas Alcide (age 46)

Thomas Alcide has been Director and General Manager of the SBG division since 2004. Previously, he was the Director and General Manager of the group's lithium battery division from 2002 to 2004 and was the Director and General Manager of the Valdese Plant from 2000 to 2002. Previously, he held various managerial positions within the Group in the United States. Before joining Saft in 1988, Thomas Alcide was an engineer with the Duracell group. He holds an engineering degree from California Coast University and an electronics technology degree from the Arizona Institute of Technology.

Nick Smith (age 43)

Nick Smith has been the Company's Chief Financial Officer since April 2005. From 2001 to 2005, he was the Chief Financial Officer of Ilford, a producer and distributor of photography products in the United Kingdom. Previously, he worked at PricewaterhouseCoopers in Manchester and London. Nick Smith is a graduate of Warwick University and a chartered accountant in Great Britain.

6.1.1.2. Powers of the management board

The management board is invested with the broadest powers to act in all circumstances on behalf of the Company. It exercises these powers within the limit of the Company's corporate purpose, except for those powers expressly attributed by law to the supervisory board and the general shareholders' meetings.

In relations with third parties, the Company is bound even by the management board's acts that fall outside the corporate purpose, unless it can prove that the third party knew that the act exceeded such purpose, or that such party must have so known in light of the circumstances, it being understood that the publication of the Company's bylaws is not by itself deemed sufficient to establish such proof.

Nevertheless, in accordance with applicable law, the sale of fixed assets, the total or partial sale of share holdings, the constitution of security interests, and the granting of sureties, guarantees and promises to pay in lieu require authorization from the supervisory board under the conditions set forth by applicable law. The other limits on the powers of the management board are noted in the Company's bylaws and in the internal rules of the supervisory board (see section 6.2 hereof).

The president of the management board represents the Company in its relations with third parties. The supervisory board may also attribute this power of representation to one or more other members of the management board who then carry the title of "executive officer."

The president of the management board and the executive officers are authorised to partially substitute in their powers any special agent they may designate.

6.1.1.3. Meetings of the management board

The Company's management board met twice between March 23, 2005, the date of formation of the Company, and the date hereof, with a member attendance rate of 100 %.

6.1.2. Executive committee

The executive committee is the Group's strategy discussion and implementation body.

The executive committee is made up of the following ten members:

- John Searle, President of the management board
- Bertrand Olivesi, member of the management board, Director and General Manager of the IBG and RBS divisions
- Nick Smith, member of the management board, Chief Financial Officer
- Thomas Alcide, member of the management board, Director and General Manager of the SBG division
- Jill Ledger, member of the management board, Director of Communication and Investor Relations
- Dr. Khushrow Press, Chief Technology Officer and Chairman of Saft America, Inc.
- Marc de Rycke, Director of Quality and head of the Saft World Class programme
- Frank Cecchi, Director of the RBS division
- Igal Carmi, Chief Executive Officer of Tadiran Batteries Group
- Alain Duwaerts, Deputy Financial Officer.

6.1.3. Supervisory board

6.1.3.1. Mission of the supervisory board

The supervisory board continuously oversees the operation of the management board. To this end, at any time of the year, the supervisory board may perform whatever verifications and controls it deems appropriate and obtain from the management board whatever documents that it deems useful for the completion of its mission.

At least once every three months, the supervisory board receives a report from the management board on the Company's management.

The decisions of the management board mentioned in the Company's bylaws and in the internal rules of the supervisory board, whose main provisions are described in section 6.2 hereof, require the prior authorization of a majority vote of the supervisory board (with the chairman of the supervisory board casting the deciding vote).

6.1.3.2. Composition and functioning of the supervisory board

The supervisory board is composed of no fewer than three and no more than 18 members, appointed by the general shareholders' meeting. However, in the event of a vacancy, due to death or resignation, of one or more seats on the supervisory board, the supervisory board may, during the period between two general shareholders' meetings (and in accordance with applicable law) make interim appointments subject to ratification by the next general shareholders' meeting.

Each member of the supervisory board must own at least one hundred shares during his or her entire term of office.

The term of office for members of the supervisory board is three years.

The duties of supervisory board members end after the general shareholders' meeting approving the financial statements for the prior fiscal year and held during the year in which their duties expire.

Any outgoing member may be re-elected. In addition to expiration of the term of office, the duties of supervisory board members end upon their death or resignation. The general shareholders' meeting may also vote to remove a member of the supervisory board.

The supervisory board appoints from among its members a chairman and a vice-chairman, who perform their duties for their entire term of office as members of the supervisory board.

The members of the supervisory board may be convened for supervisory board meetings by any means, including oral.

Decisions are made pursuant to the quorum and majority requirements required by law. In the event of a tie vote, the chairman casts the deciding vote.

For a description of the procedures of, and attendance at, meetings of the supervisory board, see the corresponding paragraphs on the internal rules of the supervisory board, the main provisions of which are described in section 6.2.1 hereof.

As of the date of the registration of this information document, the members of the supervisory board are as follows:

Name	Date office taken	Office	Other positions and principle duties performed in any other companies
Yann Duchesne	May 12, 2005	Chairman of the supervisory board	Senior principal and managing director of Doughty Hanson for France, director of Ipsos, Altran Technologies, and Balta Industries NV, and a member of the supervisory board of Laurent Perrier
Nigel Doughty	May 12, 2005	Member of the supervisory board	Chief Executive Officer of Doughty Hanson and Chairman of the boards of directors of Tumi and Umbro
Richard Hanson	May 12, 2005	Member of the supervisory board	Chief Operating Officer of Doughty Hanson and Chairman of the boards of directors of Rank Hovis McDougall, Balta Industries, Impress Group and Priory Healthcare
Steven Bone	March 23, 2005	Vice Chairman of the supervisory board	Principal at Doughty Hanson
Jean-Marc Daillance	May 12, 2005	Member of the supervisory board	Chief Executive Officer of the marine division at Zodiac
Bruno Angles	May 12, 2005	Member of the supervisory board	Chief Executive Officer of Vinci Energies
Ghislain Lescuyer	May 12, 2005	Member of the supervisory board	Executive Vice President, Access Platforms and Gateways at Thomson

Jean-Marc Daillance, Bruno Angles and Ghislain Lescuyer are the only independent members of the Company's supervisory board. The criteria applied by the Company to determine a supervisory board member's independence are those established by the MEDEF Report. In accordance with these criteria, Jean-Marc Daillance, Bruno Angles and Ghislain Lescuyer maintain no relations of any kind with the Company, the Group or the managers of any other entity of the Group that might compromise their freedom of judgment.

Yann Duchesne (age 48)

Yann Duchesne has been chairman of the Company's supervisory board since May 12, 2005. He has been managing director of Doughty Hanson for France since January 2003. Previously, he occupied various positions at McKinsey & Company for twenty years, during which time he headed the corporate finance and private equity department in France. In 1997, he became managing director of the Paris office of McKinsey & Company. Yann Duchesne is also a director of Altran Technologies and of Ipsos, and is a member of the supervisory board of Laurent Perrier. The author of a book on economic policy (*France S.A.*), he was awarded the Legion of Honor. Yann Duchesne is a graduate of the Ecole Polytechnique, the Ecole des Mines de Paris, and the Institut d'Etudes Politiques de Paris.

Nigel Doughty (age 47)

Nigel Doughty has been a member of the supervisory board since May 12, 2005. He is Chief Executive Officer of Doughty Hanson. In 1985, Mr. Doughty co-founded with Richard Hanson a company which today manages more than €5 billion in investments from its offices located throughout Europe and the United States. In addition to its traditional business of managing equity investment funds, Doughty Hanson manages one of the largest real property funds in Europe (approximately $630 million in managed assets) as well as a new technologies fund (approximately $270 million in managed assets). Nigel Doughty oversees these three investment businesses and also directs a number of companies including Tumi and Umbro. Nigel Doughty holds an M.B.A. from the Cranfield School of Management.

Richard Hanson (age 49)

Richard Hanson has been a member of the supervisory board since May 12, 2005. He is Chief Operating Officer and co-founder of Doughty Hanson. Richard Hanson is a member of all investment committees of the funds managed by Doughty Hanson and participates in all of the company's investment activities. He directs a number of companies including Rank Hovis McDougall, Balta Industries, Impress Group and Priory Healthcare. Richard Hanson holds an economics degree from the University of Southampton.

Steven Bone (age 33)

Steven Bone has been a member of the supervisory board since March 23, 2005. He has been a Principal at Doughty Hanson since 2000. Before joining Doughty Hanson, he spent four-and-a-half years working at Bridgepoint Capital in Bristol and London, where he was involved in numerous mid-market private equity transactions. Steven Bone holds a degree in economics and economic history from Hull University.

Jean-Marc Daillance (age 47)

Jean-Marc Daillance has been a member of the supervisory board since May 12, 2005. He has also been Chief Executive Officer of the marine branch of Zodiac since 2002. Previously, he held various functions at Zodiac and was an engineer with IBM in Raleigh, North Carolina. Jean-Marc Daillance is a graduate of the Ecole Polytechnique and holds an MBA from Harvard Business School. He is director and immediate past vice-president of the Harvard Business School Alumni Association (Boston) and director of the Friendly Society for the alumni of the Ecole Polytechnique.

Bruno Angles (age 40)

Bruno Angles has been a member of the supervisory board since May 12, 2005. He has also served as a member of the executive committee and as Chief Executive Officer of Vinci Energies since 2004. Previously, he held various positions at McKinsey & Company from 1996 to 2000, where he became managing partner in 2000. He was also Chief Executive Officer of the Société du Tunnel du Mont Blanc (STMB) from 1994 to 1996, technical consultant at Bernard Bosson (1993-1994) and head of major works of the *direction départementale de l'équipement* (DDE) of Ille-et-Villaine from 1990 to 1993. Bruno Angles is a graduate of the Ecole Polytechnique, an engineer of the *Ponts et Chaussés* and holds a diploma from the Collège des Ingénieurs. He is president of the *Association des Ingénieurs des Ponts et Chaussées*.

Ghislain Lescuyer (age 47)

Ghislain Lescuyer has been a member of the supervisory board since May 12, 2005. He has also served as Executive Vice President, Access Platforms and Gateways at Thomson since 2003. He previously held various posts including at Europ@web, where he served as general director from 2000 to 2003, and at Bull beginning in 1994, where he was named Co-President of Bull (Services) in 1999. He was also a management consultant at McKinsey & Company (1989-1993) and director of sales of Hewlett-Packard (1986-1987). Ghislain Lescuyer is a telecommunications civil engineer and holds an MBA.

6.1.3.3. Meetings of the supervisory board

The Company's supervisory board met three times between March 23, 2005, the date of formation of the Company, and the date of this information document, with an average member attendance rate of 59%.

6.1.4. Audit committee and compensation committee

The supervisory board may decide to create committees whose composition and nature it determines, and which perform activities under its responsibility. The supervisory board may not, however, delegate to a committee powers specifically attributed to the supervisory board by law or by the Company's bylaws, nor may the functioning of any such committee reduce or limit the powers of the chairman of the supervisory board.

In accordance with principles of corporate governance, the supervisory board has created two permanent specialized committees, the audit committee and the compensation committee, whose roles and rules of operation are specified in the internal rules of the supervisory board. Each committee issues opinions, proposals, and recommendations. It may conduct or order any studies that may provide clarity on the deliberations of the supervisory board. Each committee may decide to invite any person of its choosing to its meetings. A report of each committee's work is made by its chairman at the next meeting of the supervisory board.

As the Company was formed on March 23, 2005, the audit committee and the compensation committee have not yet had the opportunity to meet.

6.1.4.1. *Audit committee*

The mission of the audit committee is to examine the annual and interim financial statements before they are presented to the supervisory board, as well as the financial documents published by the Company. The audit committee reviews the financial statements annually with the management board and statutory auditors, to ensure the presentation of the financial statements to shareholders and the statutory auditors is satisfactory. The audit committee must be informed of accounting standards applicable to the Group. It examines all proposals for amending accounting standards or methods and, in particular, stays informed of the accounting methods and standards in effect in France and abroad.

The audit committee is responsible for implementing the selection process of the statutory auditors of the Company, as well as of the companies directly or indirectly controlled by the Company, in accordance with applicable law and regulations. It approves the selection of the statutory auditors and makes recommendations for their appointment by the relevant general shareholders' meeting. Any removal of the statutory auditors requires prior review by the audit committee.

The audit committee verifies that the statutory auditors are independent and evaluates their competency.

The audit committee participates in examining any planned significant financial transaction involving the Group.

The audit committee reviews, along with the statutory auditors and members of financial and accounting management, the adequacy and effectiveness of the financial and accounting controls and makes any recommendations for improving internal control procedures, particularly where new procedures or more thorough procedures are desirable.

The audit committee may examine any issue brought to its attention and has the right to direct, independent and confidential consultation with Saft's statutory auditors, managers, and employees, as well as the Company's management documents, books and records. After having informed the management board and consulted with the chairman of the supervisory board, the audit committee may carry out any analysis, even by outside experts, at the Company's expense.

The audit committee is made up of three members of the supervisory board, with a majority of independent members, who are appointed personally and cannot be represented. As of date of the registration of this information document, the members of the audit committee are: Steven Bone (chairman,) Jean-Marc Daillance (independent member) and Bruno Angles (independent member).

6.1.4.2. *Compensation committee*

The compensation committee's mission is to review and make proposals to the supervisory board on the following:

- amount of directors' fees for the members of the supervisory board proposed at the general shareholders' meetings, and the distribution of such fees among the members of the supervisory board;

- compensation of the members of the supervisory board for specific duties entrusted to them, and compensation of the members and chairmen of the committees of the supervisory board;

- compensation of the chairman and vice-chairman of the supervisory board;
- compensation of the members of the management board;
- awards of shares or subscription or purchase options to the members of the management board;
- awards of shares or subscription or purchase options to Group employees;
- guidelines for the Group's compensation policy.

This committee is made up of three members of the supervisory board, of whom at least one member is independent, who are appointed personally and cannot be represented by proxy. As of the date hereof, the members of the compensation committee are: Yann Duchesne (chairman), Ghislain Lescuyer (independent member) and Steven Bone.

6.2. INTERNAL RULES OF THE SUPERVISORY BOARD

The internal rules of the supervisory board, in line with the system recommended by the MEDEF Report, were approved and implemented by the supervisory board at its meeting of April 22, 2005. These rules are available on the Company's website (www.saftbatteries.com). The main provisions of these rules are as follows:

6.2.1. Preparation and organisation of the supervisory board's work

Strategic guidelines

The supervisory board makes all decisions concerning the Group's major strategic, economic, corporate, financial, and technological guidelines and oversees their implementation by the management board.

The medium-term guidelines for Saft's activities are defined each year by a strategic plan, a draft of which is prepared and presented by the management board and adopted by the supervisory board. This draft includes projected changes in Saft's principal operational and financial indicators. The management board presents an annual budget forecast in connection with these guidelines.

The management board is responsible for implementing the strategic plan's guidelines.

The management board must obtain the supervisory board's authorization prior to committing to acquisitions or sales changing the Group's scope of consolidation.

The management board must also obtain the supervisory board's authorization for any investment as part of an external growth transaction or any commitment greater than €30 million that is outside the Company's budget guidelines and is not effected in the ordinary course of business.

The management board must also obtain the prior authorization of the supervisory board to issue any debt securities or implement any delegation of authority granted by the general shareholders' meeting for the issuance of shares or any other securities.

The chairman or any other member of the management board brings to the attention of the supervisory board any problem or, more generally, any issue that may call into question the implementation of a strategic plan guideline.

Information of the supervisory board members

Each member of the supervisory board is provided with the agenda of each board meeting, as well as documents allowing him or her to make an informed decision on the items on the agenda.

At each meeting of the supervisory board, the chairman brings to the attention of the supervisory board members the significant facts and events bearing on the state of the company that have occurred since the date of the last meeting.

Any member of the supervisory board who wishes to visit one of the Group's sites, in order to obtain information necessary to perform his or her duties, must make a written request to the chairman of the management board through the secretary of the supervisory board, setting forth the purpose of such visit.

Control of the supervisory board

The supervisory board may be presented with a proposal to conduct a control or verification by its chairman or by the chairman of the audit committee. When the board decides that there is cause to carry out such a control or verification, it deliberates on and defines the purpose and terms of such mission, and either performs the mission itself or entrusts the mission to one of its committees, members, or a third party. Once the supervisory board decides that the control or verification is to be performed by one of its members or a third party, the scope of the mission is defined as follows: the chairman of the board sets the terms for performing the control or verification. In particular, provisions are made to minimize any disruption to the smooth functioning of Saft's business. If necessary, a hearing of Saft employees is organized.

The chairman of the supervisory board ensures that the information required for the control or verification is provided to whoever is performing it. The person performing the control or verification is not authorised to interfere in the management of the business. A report is made to the supervisory board upon completion of the control or verification. The supervisory board then determines the necessary action to take in response to the report.

Possibility of assigning a specific mission to a member of the supervisory board

When the supervisory board decides that there is cause to entrust a specific mission to one or more of its members or to one or more third parties, it determines the principal nature of such mission.

If the persons responsible for performing the mission are members of the supervisory board, they may not take part in the vote on the entrusting of the mission to them.

On the basis of the above, the chairman takes the initiative in the preparation of a letter of engagement which:

- defines the exact purpose of the mission;
- determines the form that the mission report will take;
- determines the duration of the mission;
- determines, where applicable, and after consultation with the compensation committee, the compensation to be paid to the party performing the mission, as well as the terms of payment of such compensation;
- provides, where applicable, a ceiling for reimbursement of travel and other expenses incurred by the party in performing the mission.

If necessary, the chairman of the supervisory board submits the draft engagement letter to the interested board committees for comment and sends the executed engagement letter to the chairmen of these committees.

The chairman of the supervisory board sends the mission report to the supervisory board members.

The supervisory board deliberates on any action to be taken in response to the mission report.

Committees of the supervisory board

In order to carry out its work, the supervisory board has created an audit committee and a compensation committee.

The functioning and sphere of authority of each committee are determined by the supervisory board's internal rules (see section 6.2 of this information document).

Meetings of the supervisory board

Every year, the supervisory board establishes a schedule for its meetings in the year to come, as proposed by the chairman.

This schedule sets the dates of the regular meetings of the supervisory board (revenues for the first and third quarters; income for the first half-year and annual financial statements; meeting preceding the annual general shareholders' meeting, etc.) and, where applicable, on a tentative and revisable basis, the dates that the members of the supervisory board must reserve for possible additional meetings.

The chairman issues the agenda for each supervisory board meeting and sends it to its members on a timely basis and by any appropriate means.

Documents permitting the supervisory board members to make informed decisions regarding the items the chairman has included on the agenda are sent by the chairman to the members of the supervisory board at least 48 hours before the supervisory board meeting, except where this is not possible due to an emergency or due to confidentiality concerns.

In any event, the supervisory board may, during the course of its meetings, in the event of an emergency and when proposed by the chairman, deliberate on issues not included in the agenda.

The supervisory board evaluates its functioning once per year.

Participation by videoconference at supervisory board meetings

Subject to legal and regulatory provisions, the supervisory board's meetings may be held by videoconference.

The chairman of the supervisory board ensures that real-time videoconferencing of deliberations is provided for board members who wish to participate in supervisory board meetings by such means.

6.2.2. Duties and responsibilities of members of the supervisory board

Duty of confidentiality of the members of the supervisory board

The members of the supervisory board are bound by a duty of absolute confidentiality regarding the information and contents of the discussions and deliberations of the supervisory board and its committees.

The members of the supervisory board are generally bound not to communicate in their capacity as such with outsiders, especially the press.

The chairman of the supervisory board brings to the attention of its members the information that must be made publicly available, as well as the text of press releases issued on behalf of Saft.

In the event of a breach of the duty of confidentiality by any of the members of the supervisory board, the chairman of the supervisory board, after hearing the opinion of the meeting of the chairmen of the company's committees, reports to the supervisory board on the appropriate response, including legal action, to be taken regarding the breach.

Duty of independence of members of the supervisory board

In the performance of the duties entrusted to them, each member of the supervisory board must make decisions independently of any interest other than the company's interest.

Each member of the supervisory board is required to inform the chairman of any situation in which he or she is involved that may create a conflict of interest with the Company or any of the Group's companies; if necessary, the chairman solicits the opinion of the compensation committee.

It is the responsibility of the interested member of the supervisory board, following this process, to act appropriately and according to applicable law. Once the members of the supervisory board are elected to office, they must convert their shares to nominal shares. This requirement also applies to any shares acquired by supervisory board members while in office.

The members of the supervisory board must notify the chairman as soon as possible of any information necessary in order for the chairman to be able to report transactions by such supervisory board members relating to the Company's securities to the *Autorité des marchés financiers*.

The members of the supervisory board must abstain from:

- performing any transaction involving the securities of the Group's companies admitted to trading on a regulated market, for as long as such members are in possession of privileged information;
- directly or indirectly engaging in short-swing sales of these securities.

The first prohibition applies in particular during the period in which Saft's yearly and half-yearly results and quarterly reports are being prepared and presented.

It also applies during the preparation period for transactions or operations warranting such abstention.

The chairman determines or confirms the start and end dates of the periods mentioned above and notifies the members of the supervisory board of these dates in a timely manner.

The chairman reports to the supervisory board any arrangements made in order to ensure that Saft employees who, due to their position in the company or their participation in one of the transactions described above, are in possession of privileged information, comply with these rules.

Duty of due diligence of members of the supervisory board

By accepting their mandate, each member of the supervisory board agrees to assume such mandate fully, and notably to:

- dedicate all necessary time to the study of issues handled by the supervisory board and, where applicable, the committee of which he or she is a member;
- request any additional information that he or she considers to be useful;
- ensure that the supervisory board's internal rules are complied with;
- fully and independently form his or her own opinion prior to making any decision, taking into account only the interests of the company;
- participate actively in all meetings of the supervisory board, unless unable to do so;
- make any proposals to improve the functioning of the supervisory board and its committees.

The supervisory board is responsible for continually improving the information provided to shareholders. Each member, by his or her contribution to the work of the board's committees, must contribute to the achievement this objective.

Each member agrees to resign from the board when they deem in good faith that they are no longer capable of fully carrying out their duties.

6.3. INTERNAL CONTROL

In view of its recent formation, the Company is in the process of establishing internal control procedures that will enable it to ensure, as a holding company, the reliability of the consolidated financial statements and its control over the Group's companies. Until 2004, the Saft group's companies were subject to internal control procedures established by Alcatel, with two audit procedures performed each year. Development of legislative and regulatory constraints led the Saft group to implement an internal control policy beginning in 2004, which the Group plans to follow as a model for defining and implementing its control procedures. The internal control procedures, as they will exist within the Company and the Group on the date of the Offering, are presented below.

6.3.1. Definition and objectives of internal control

Within the Group, internal control is defined as a set of processes implemented by the supervisory board, the management board, and all personnel with a view to ensuring rigorous and effective management of the Group, in harmony with the guidelines provided to the Group's activities by the Company's corporate bodies.

The Group's internal control system must provide reasonable assurance of the achievement of objectives which aim to ensure:

- compliance with policies defined by the Group, applicable law and regulations, and internal procedures;
- safekeeping of the Group's assets;
- prevention and control of fraud and errors, especially in the accounting and financial areas;
- reliability of accounting and financial information.

The Group has adopted a definition of internal control comparable to that established by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission, whose conclusions were published in the United States in 1992.

6.3.2. The Group's internal control procedures

The Group structures its approach to internal control around the five elements established by the COSO standards:

- control environment;
- risk assessment;
- control activities;
- information and communication; and
- steering.

6.3.2.1. Control environment

The control environment refers to the level of employee awareness and the requirements for internal control throughout the Group. It serves as the foundation for all other internal control factors by imposing discipline and organisation.

The Group has implemented a strong control environment that relies largely on the role of the executive committee (see section 6.1.2 of this information document).

The executive committee meets at least once a month under the authority of the chairman of the management board. On the basis of the records that are presented to it and the information exchanged during its meetings, it provides the necessary impetus for the guidelines or decision-making of the Group's corporate bodies and is responsible for overseeing the Group's activities and projects at the highest level.

Under the guidance of the executive committee, as it existed prior to the Reorganisation, several important actions were undertaken to further strengthen the quality of the Saft group's control environment:

- creation and implementation of a "Financial Security Law and Internal Control" committee, bringing together the main internal control actors in order to give an opinion on the process and content of the chairman's report on the internal control procedures implemented by Saft S.A. for the fiscal year ended December 31, 2004, and which are to be applied to the entire Group;

- identification of the strong points and areas for improvement in the control environment through self-evaluation, with the assistance of the specialized risk management department of an international auditing firm.

The control environment is the subject of an effort of continuous improvement within the Group, which consists of:

- adoption of internal rules of the supervisory board and creation of an audit committee within the Company's supervisory board;
- development and adoption of a Group code of ethics: and
- implementation of the self-evaluation process, to be maintained and updated at least once a year.

6.3.2.2. Risk assessment

Assessing risks to which the Group is exposed consists of identifying and evaluating all internal and external risks that are likely to affect the achievement of the Group's objectives. Risk assessment serves to define control activities. The principal risks the Group faces are described in section 4.13 of this information document.

In order to perfect this essential component of internal control, the Group's management performed a mapping of risks and controls in 2004 on all of its processes, which enabled it:

- to prioritize potential risks as a function of their impact and the assessment of the level of control for each such risk, based on three categories:
  - risks relating to the Group's environment;
  - risks relating to operational processes; and
  - risks relating to information.
- to conduct a self-evaluation of the Group's internal control system as compared to the COSO standards.

In October 2004, this mapping was the subject of a workshop involving the members of the executive committee. This workshop provided the opportunity to analyze the results of the work performed and to better assess the measures to be taken to improve control of existing risks.

Risk mapping is a fundamental tool for assessing and controlling the Group's risks. In a manner similar to the self-evaluation of the control environment, it will be maintained and updated each year with the help of an independent outside firm.

6.3.2.3. Control activities

This principle involves the application of standards and procedures that contribute to the implementation of Group management guidelines.

In the Group, the activity of subsidiaries – separate companies that have full management autonomy – has been refocused around three of the Group's industrial divisions: IBG, SBG and RBS.

Under the guidance of the executive committee, a body of rules and procedures has been defined for each of the management teams of the industrial divisions. In addition, the Group has implemented a rigorous and dynamic system for tracking the performance of each division and the implementation of the group's policies with the following actors:

- the department in charge of management control is responsible for detailed monthly tracking of the subsidiaries' activities regarding budget, performance and periodically updated forecasts. Monthly reporting by each subsidiary (using Magnitude professional software) is carefully reviewed by product-line comptrollers and the executive committee, and, if necessary, specific investigations are conducted at the subsidiary.

- the chairman of the management board, the chief financial officer and the directors of the Group's industrial divisions meet each month to make an assessment of orders booked and changes in sales figures.

The Group's internal control procedures manual will be fully updated prior to the end of fiscal year 2005.

6.3.2.4. *Information and communication*

The purpose of this process is to identify, collect and distribute, in a suitable format and time frame, relevant information that enables all employees to assume their responsibilities. This information flow serves as the focal point of effective internal control procedures, from the guidelines set by the management board to their performance in each of the Group's companies.

The Group is equipped with tools that can be used for optimal information sharing between the management board, the executive committee and the subsidiaries via its intranet and messaging services, which grant each of its users access to relevant qualitative and quantitative information regarding their responsibilities. This is achieved by providing each category of information with an appropriate and effective communication channel to convey:

- information on budget tracking;
- accounting and financial information from the subsidiaries to the Group's registered office; and
- operational and functional information exchanged between the executive committee and the management of each industrial division.

By way of illustration, the financial control of subsidiaries is provided by the product-line comptrollers and those responsible for management control within the subsidiaries, and is submitted to the executive committee in the form of the following documents:

- the three-year business plan (updated once a year);
- the medium-term business plan (updated once a year);
- the budget (developed once a year and monitored for departures from the actual budget, with a reforecast at least once a year); and
- monthly financial reporting structured using dedicated Magnitude professional software.

In the same manner, investments are communicated on a monthly basis to the Group's management as part of a stringent and formal commitment authorization procedure, placed under the authority of a dedicated manager. Investment authorizations are countersigned by the chairman of the management board.

6.3.2.5. *Steering*

Internal control systems must be supervised in order for qualitative performance to be evaluated over time.

To this end, a continuous tracking system has been deployed and periodic evaluations are made.

In order to proceed with periodic evaluations, prior to the Reorganisation (as defined in section 4.7.3 hereof), the Group conducted an internal audit as of June 30, 2004. To ensure maximum effectiveness and independence of this audit, it was performed by Ernst & Young.

Two audit engagements were carried out in a French subsidiary and in the Swedish subsidiary of the Group in respect of the fiscal year ended December 31, 2004. The internal audit plan was approved by the executive committee and will be continued in 2005 by means of five engagements with Ernst & Young.

The internal audit office is designed to perform audit missions with respect to the entire Group. Its audit programme is approved by the executive committee, and the action plans developed by the Group's entities that have undergone an internal audit systematically involve follow-up monitoring. The purpose of the internal audit is to provide independent verification of the existence and effectiveness of internal control procedures and apply professional internal audit standards issued by international professional organizations (the Institute of Internal Auditors).

6.4. MANAGEMENT PARTICIPATION IN THE COMPANY'S SHARE CAPITAL IN A CONTROLLED COMPANY, OR IN A COMPANY CONTROLLING THE COMPANY

6.4.1. Total gross compensation

Total gross compensation paid by the Company or its subsidiaries to the members of the Company's management board under an employment contract include, in addition to a fixed salary, a variable component based on the realization of specific financial performance objectives determined for each individual manager. For 2004, the total gross compensation of these payments amounted to €921,602, including €259,960 in variable compensation. In 2003, gross compensation paid to members of the management board totaled €747,353, including €137,133 in variable compensation.

The table below shows the breakdown of compensation paid to members of the management board of the Company for the years ended December 31, 2003 and 2004.

	(in € millions) Year ended December 31,	
	2003	**2004**
Total compensation paid to John Searle	290,267	417,460
fixed portion	*235,000*	*261,896*
variable portion	*55,267*	*155,564*
Total compensation paid to Bertrand Olivesi	207,652	236,900
fixed portion	*169,848*	*172,558*
variable portion	*37,804*	*64,342*
Total compensation paid to Jill Ledger	102,815	106,672
fixed portion	*87,195*	*93,253*
variable portion	*15,620*	*13,419*
Total compensation paid to Thomas Alcide	146,619	160,570
fixed portion	*118,177*	*136,935*
variable portion	*28,442*	*26,635*
Total	**747,353**	**921,602**

John Searle, Bertrand Olivesi, Jill Ledger and Thomas Alcide were provided use of a company car in 2003 and 2004.

John Searle is entitled to receive severance pay equal to 18 months' salary if he is terminated, unless his employment agreement with Saft S.A. is terminated by Saft S.A. due to gross negligence or willful misconduct. He also benefits from a supplementary retirement plan in which a former director of the Group also participates. The beneficiaries of this plan will be entitled to receive an additional retirement pension. This plan is entirely financed by the Group. These commitments have been fully provisioned in an amount of €237,000 at December 31, 2004.

In 2004, the members of the supervisory board did not receive any compensation for their functions within the Group.

The members of the supervisory board did not receive any remuneration relating to duties carried out within any companies of the Group. Moreover, no rule regarding awards or sharing of directors' fees has been established as of the date hereof.

6.4.2. Stock subscription or purchase options granted to and exercised by company officers

None.

6.4.3. Management participation in the Company's share capital and in companies that control the Company following the Reorganisation

	Number of shares	% of capital	Number of voting rights	% of voting rights
Yann Duchesne	100	NS	100	NS
Nigel Doughty	100	NS	100	NS
Richard Hanson	100	NS	100	NS
Steven Bone	100	NS	100	NS
Jean-Marc Daillance	100	NS	100	NS
Bruno Angles	100	NS	100	NS
Ghislain Lescuyer	100	NS	100	NS

Some of the Company's directors and officers hold a stake in Saft Operational Investment Sarl, a company that holds 12.5% of the shares of Saft Luxembourg Sarl, which itself indirectly holds 100% of the Company's share capital (see section 3.3.5 hereof). The table below shows the indirect holdings of the Company's officers and directors in the Company's share capital through Saft Operational Investment Sarl as of the date of completion of the Reorganisation.

	% of capital	% of voting rights[1]
John Searle	2.07	2.07
Bertrand Olivesi	1.36	1.36
Jill Ledger	0.83	0.83
Thomas Alcide	1.03	1.03

1 Subject to certain limitations provided by the bylaws of Saft Operational Investment Sarl.

6.4.4. Information on transactions with members of the administrative bodies or companies having directors in common with the Company that do not qualify as ordinary course transactions

During the years ended December 31, 2002, 2003 and 2004 and through the date hereof, no transaction was concluded with the Company's officers or with a company having directors in common with the Company that are not considered transactions in the ordinary course of business.

Nevertheless, in connection with the sale in 2004 of the Saft group by Alcatel to the Doughty Hanson Funds, Saft Finance Sarl entered into agreements with certain of the Group's subsidiaries, namely a General Relations Agreement providing for technical assistance, research and development activities and support for the protection of Group patents by Saft Finance Sarl, in exchange for payment by the operating companies of the Group (except SGH, Saft AS, Saft Baterias SL, Saft Italia Srl, Saft Baterijen BV, Saft Batteries Pte Ltd., Saft Hong Kong, ASB and MSB) to Saft Finance Sarl of a commission of 1% of their net revenues from intragroup purchases, as well as a Framework Research Agreement pursuant to which Saft S.A. provides research services to Saft Finance Sarl in the area of electrochemistry as applied to battery elements and battery software.

The Company does not intend to modify its existing intra-group agreements as a result of the anticipated refinancing to be put in place in connection with the initial public offering and intends to apply the contract titled "Treasury Centralisation Agreement" among Saft Finance Sarl and certain subsidiaries of the Group in 2004, pursuant to which the management of the Group's cash is centralized at the level of Saft Finance Sarl.

The Company does not plan to enter into any agreements with its direct or indirect shareholders that would be governed by article L. 225-38 of the French Commercial Code prior to the Company's initial public offering. The Company does not intend to enter into a current account agreement with its direct or indirect shareholders.

6.4.5. Loans and guarantees provided to company managers

None.

6.5. PROFIT SHARING AND HOLDINGS

6.5.1. Holdings

On March 16, 2005, Saft S.A., the Group's main French subsidiary, entered into negotiations with the representatives of the company's representative labor unions for the purposes of establishing a shareholding agreement. These negotiations are underway and will likely lead to an agreement during fiscal year 2005. The planned formula is that provided by applicable regulations. Application of the legal formula for calculating the special reserve for holdings has not given rise to any distribution over the last five years.

6.5.2. Employee profit-sharing

On March 16, 2005, Saft S.A., the Group's main French subsidiary, entered into negotiations with the representatives of the company's labor unions with a view to concluding a profit-sharing agreement for the 2005-2007 period, as the previous agreement, covering fiscal years 2002-2004, had expired.

The 2002-2004 profit sharing agreement covers the four French establishments by local agreements that have the common objective of improving variable cost margins, as well as specific criteria selected from a list that forms part of the central agreement. The objectives that may be applied by each establishment are as follows: improved indirect productivity and customer service, reduction of stocks, quality improvement, reduced customer returns and operating costs, increased order entries and margins, reduction of and compliance with delivery periods, reduced product costs, and progress and innovation.

In connection with its profit sharing, Saft S.A. has distributed the following amounts:

- during fiscal year 2000: €773,877

- during fiscal year 2001: €713,907

- during fiscal year 2002: €678,510

- during fiscal year 2003: €729,147

- during fiscal year 2004: €837,987

In order to provide managers with a stake in the smooth operation of the company, Saft S.A. has also set up a system of specific bonuses based on group performance criteria, the company's EBITDA and cash position, and the achievement of individual goals. For fiscal year 2004, the percentage of the overall bonus package paid in March 2005 represented 7% of the total salaries of the managers concerned.

6.5.3. Options given to employees

As of the date hereof, the Company has not awarded any share purchase or subscription options. For more information on the shareholders' resolutions authorizing the management board to award share purchase or subscription options, see section 3.2.7 of this information document.

6.6. STATUTORY AUDITOR'S REPORT PREPARED PURSUANT TO THE LAST PARAGRAPH OF SECTION L. 225-235 OF THE FRENCH COMMERCIAL CODE REGARDING THE REPORT ON INTERNAL CONTROL PROCEDURES BY THE CHAIRMAN OF THE COMPANY'S SUPERVISORY BOARD

As the Company was created in March 2005, the first report on internal control procedures by the chairman of the Company's supervisory board will be made in respect of the fiscal year ending December 31, 2005.

7. RECENT DEVELOPMENTS AND FUTURE OUTLOOK

7.1. RECENT DEVELOPMENTS

According to preliminary information, the Group's combined revenues for the first quarter of 2005 were in line with its forecasts.

The Group does not communicate on changes to its order book, which it considers not to be indicative, at any given date, of its activity, which may vary during the course of a year depending on the periods and the date on which contracts are entered into.

Additional information concerning recent developments of the Group is contained in chapter 4 hereof.

7.2. OUTLOOK

For 2005, Saft's objective is to generate revenues in line with combined revenues for 2004 and EBITDA margin growth of between 0.5 and 1.0 point.

This objective is based on an assumed euro/dollar exchange rate of 1.30, which would have a negative impact of approximately €10 million on revenues compared to the year ended December 31, 2004. At constant exchange rates, growth in the IBG division should offset the expected decrease in sales by the SBG division of lithium batteries to the US armed forces of approximately €10 million, and the effects of the continued refocusing of the RBS division away from the low margin portable telecommunications and consumer products market.

Saft anticipates continuing improvement of its operating margin in 2005 despite stable revenues, as a result of the positive impact of:

- the closing of the Duisburg (Friwo) site in 2004;
- the non-recurrence in 2005 of certain sales by the SBG division in 2004 that were made at low margins in 2004, when approximately €6 million to €7 million in sales of military lithium batteries occurred under non-optimal production conditions due to a peak in demand related to the geopolitical situation; and
- growth in the IBG division and a more favorable product mix offered by this division.

In the medium term, Saft's objective is to grow revenues (at constant exchange rates) by 3% to 4% annually and to continue to improve its operating margin. The strong cash generated by the business will also enable Saft to target anticipated distributions in the range of approximately 30% to 40% of net income.

8. GLOSSARY

Accumulator	Rechargeable electrochemical generator
Air depolarized battery	Battery composed of a zinc electrode. These batteries have high capacity and require little or no maintenance, and are primarily used in traditional applications such as railway signaling, electric gates and buoys used in harbors.
Battery	The totality of electrochemical generators, consisting either of non-rechargeable batteries or rechargeable accumulators
Battery	Non-rechargeable electrochemical generator
EBITDA	Net combined income from the Group's operating subsidiaries before depreciation, amortization, restructuring costs and other income/expense.
Energy density	A battery's energy density (or volume) measured in watt hours per kilogram (WH/Kg), or watt hours per liter (WH/L), corresponding to the amount of energy stored per unit of mass (or volume) of a battery.
Lead battery	Lead based battery, characterized by low cost and short life cycle when used under extreme conditions.
Li-ion	Lithium-ion
Li-ion battery	Rechargeable battery, one of whose electrodes is based on lithium. Characterized by energy density twice as high as Ni-Cd based batteries.
Ni-Cd	Nickel-Cadmium
Nickel-cadmium (Ni-Cd) battery	Rechargeable battery with an alkaline electrolyte, a positive nickel electrode and a cadmium negative electrode. Characterized by high energy density approaching 50 WH/Kg, high resistance to temperature fluctuations (-20° C to +60° C) and a long life cycle
Nickel-metal hydride battery (Ni-MH)	Battery composed of a positive nickel electrode and a metal hydride negative electrode allowing for 25-40% more energy density than batteries using Ni-Cd technology.
Ni-MH	Nickel-metal hydride
Primary lithium battery	Non-rechargeable battery with a long shelf life and high performance. The active ingredients in non-rechargeable Li-ion batteries are irreversibly converted during the electrochemical reaction which produces energy.
Silver based battery	Battery, one of whose electrodes is based on silver. This type of battery is characterized by reliability and long shelf-life, and is used essentially in torpedoes and missiles.
Standby battery	Generally used as emergency power in industrial infrastructure and telecommunications. These batteries are designed to provide constant power for time periods varying from a few minutes to several hours. The standby nature of these batteries results from their installation in fixed structures (as opposed to movable applications).
Thermal batteries	Battery composed of a lithium electrode designated by an electrical or thermal conductor. This type of battery is characterized by reliability and long shelf life, and is essentially used in missile applications.